eXHIBIT 99.2

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM EXHIBIT 99.2 BECAUSE IT BOTH (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED; SUCH INFORMATION IS INDICATED BY [***].

SUBSCRIPTION AGREEMENT

TO:	KSM MINING ULC (the “Corporation”)

AND TO:	SEABRIDGE GOLD INC. (“Seabridge” and, together with the Corporation, the “Issuer Parties”)

The undersigned Purchaser (the “Purchaser”) on its own behalf and, if applicable, on behalf of those for whom the Purchaser is contracting hereunder as trustee or agent (a “Disclosed Principal”), hereby irrevocably subscribes for and agrees to purchase a unit (a “Unit”), consisting of a secured note of the Corporation (the “Note”) due on the Maturity Date (as that term is defined in the Note) and a Contingent Right (as hereinafter defined) at a price of $225,000,000 (the “Purchase Price”), the terms and conditions of which are as set out in Schedule “B” – “Note Certificate” (the “Note Certificate”) and Schedule “C” – “Contingent Right Certificate” (the “Contingent Right Certificate”).

This Subscription Agreement, which for greater certainty includes and incorporates the attached Schedules and the attached Terms and Conditions of Subscription (as defined below), as each may be amended, supplemented or restated, is referred to herein as the “Subscription Agreement”. The Corporation, Seabridge and the Purchaser agree to be bound by the terms and conditions set forth in the attached “Terms and Conditions of Subscription” including, without limitation, the representations, warranties and covenants set forth therein. The Issuer Parties and the Purchaser further agree, subject to the limitations therein, that the Purchaser and the Issuer Parties, respectively, may rely on the representations, warranties and covenants contained in such documents.

Issuer: KSM Mining ULC	Issue: Unit, consisting of a Note and Contingent Right

Total Unit Subscription Price: $225,000,000

DATED this 25 day of February, 2022.

Name and Address of Purchaser

Sprott Private Resource Streaming and Royalty (B) Corp.		[***]
(Name of Purchaser - please print)		(Purchaser’s Address)

by:	signed “Michael Harrison”	[***]
	Name: Michael Harrison Title: CEO	(Purchaser’s Address)

[***]
(Telephone Number)

n/a
(Facsimile Number)

[***]
(Email Address)

Registration Instructions:	Delivery Instructions:

Sprott Private Resource Streaming and Royalty (B) Corp.	Sprott Private Resource Streaming and Royalty (B) Corp.
Name	Name

N/A	N/A
Account reference, if applicable	Account reference, if applicable

[***]	[***]
Address	Address

Michael Harrison
Contact Name

[***]
Telephone Number

If the Purchaser is signing as agent for a Disclosed Principal and is not a trust company or trust corporation purchasing as trustee or agent for accounts fully managed by the Purchaser or a person acting on behalf of a fully managed account managed by the Purchaser, and in each case satisfying the criteria set forth in Section 73.3(1) of the Securities Act (Ontario) or NI 45-106, as applicable, complete the following and ensure that Schedule “A” is completed on behalf of such principal. By executing below, subject to satisfaction or waiver of each of the conditions set forth in Section 4.4 and the terms of “Successors and Assigns” contained in Section 14.4 hereof, the Disclosed Principal agrees to pay to the Corporation $125,000,000 in the event the Purchaser fails to pay the Purchase Price in exchange for the consideration provided in Section 14.4:

1000120122 Ontario Limited
Name of Principal

c/o Ontario Teachers’ Pension Plan Board, [***]
Address of Principal

N/A
S.I.N. or Taxation Account of Purchaser

N/A
Federal tax shelter number or similar number (if applicable)

[***]
Telephone Number of Principal

2

N/A
Account Reference (if applicable)

by:	signed “James Sikora”
	Name:	James Sikora
	Title:	Director

Number and kind of securities of Seabridge presently held, directly or indirectly, by the Purchaser, Disclosed Principal (if applicable) and its Affiliates, on whose behalf the Purchaser is acting as agent in respect of this purchase, if any:		State whether Purchaser or Disclosed Principal (if applicable) is a “related party” (as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) of Seabridge:

		Yes ☐	No ☒
[***]

State whether Purchaser or Disclosed Principal (if applicable) is an “insider” (as defined under Applicable Securities Laws) of Seabridge:		State whether Purchaser or Disclosed Principal (if applicable) is a “registrant” (as defined under Applicable Securities Laws):

Yes ☐	No ☒	Yes ☐	No ☒

3

ACCEPTANCE

The foregoing is acknowledged, accepted and agreed to this 25 day of February, 2022.

KSM MINING ULC

Per:	signed “Rudi P. Fronk”
Authorized Signing Officer

SEABRIDGE GOLD INC.

Per:	signed “Rudi P. Fronk”
Authorized Signing Officer

4

TERMS AND CONDITIONS OF SUBSCRIPTION

1.	SUBSCRIPTION

The Purchaser hereby tenders to the Issuer Parties this Subscription Agreement which, upon acceptance by the Issuer Parties, will constitute an irrevocable agreement of the Purchaser to purchase from the Issuer Parties, and of the Issuer Parties to issue and sell to the Purchaser, the Note and Contingent Right set out on the face page hereof at the Purchase Price on the face page hereof, all on the terms and subject to the conditions set out in this Subscription Agreement, including the Note Certificate appended hereto as Schedule “B” – “Note Certificate” and the Contingent Right Certificate appended hereto as Schedule “C” – “Contingent Right Certificate”.

2.	INTERPRETATION

2.1	Defined Terms.

For the purpose of this Subscription Agreement, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Affiliate” of a person means any other person that directly or indirectly controls, is controlled by, or is under common control with, such initial person. For purposes of the preceding sentence, “control” means possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise;

(b)	“Applicable Securities Laws” means the Securities Act (Ontario) and the securities Laws of any other province or territory of Canada or of the U.S., as applicable, and the rules, regulations, instruments and policies of any Canadian or American securities regulatory authority administering such securities Laws, as the same shall be in effect from time to time;

(c)	“Audited Financial Statements” has the meaning given to that term in Section 5(v);

(d)	“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in Vancouver, British Columbia or Toronto, Ontario are authorized by Law to close;

(e)	“Closing” means the completion of the issue and sale by the Issuer Parties and the purchase by the Purchaser of the Unit pursuant to the Offering;

(f)	“Closing Date” means March 15, 2022, or such other date as the Corporation and the Purchaser may agree;

(g)	“Closing Time” means 11:00 a.m. (Vancouver time) on the Closing Date or such other time as the Corporation and the Purchaser may agree;

(h)	“Collateral” has the meaning set out in Section 1.1 of the Note;

(i)	“Common Shares” means common shares in the capital of Seabridge;

(j)	“Confidentiality Agreement” means the confidentiality agreement entered into between the Corporation and Sprott Resource Streaming and Royalty Corp. dated November 25, 2021;

5

(k)	“Contaminant” means any pollutants, hazardous, dangerous or toxic substances, wastes or materials, liquid wastes or contaminants or any other matter including any of the foregoing, as defined or described as such pursuant to any Environmental Law;

(l)	“Contingent Right” means the security, issued by Seabridge, evidencing its obligation to issue, and the Purchaser’s right to be paid, the Payment Shares in accordance with a Share Payment Election delivered to the Purchaser pursuant to the terms of the Note;

(m)	“Disclosed Principal” has the meaning set out on the face page hereof;

(n)	“Disclosure Letter” means the disclosure letter delivered by the Issuer Parties to the Purchaser dated the Effective Date;

(o)	“distribution” means distribution for the purposes of Applicable Securities Laws or any of them;

(p)	“Effective Date” means the date of this Subscription Agreement as first written above on the face page hereof;

(q)	“Environmental Activity” means any past or present activity, event or circumstance in respect of a Contaminant, including, without limitation, the storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater;

(r)	“Environmental Laws” means any and all applicable Law and all authorizations relating to the environment, occupational health and safety, or any Environmental Activity;

(s)	“Environmental Permit” has the meaning given to that term in Section 5(uu);

(t)	“Financial Statements” has the meaning given to that term in Section 5(v);

(u)	“Governmental Body” means any federal, provincial, state, territorial, regional, municipal, local government or authority, quasi government authority, fiscal or judicial body, government or self-regulatory organization, commission, board, tribunal, organization, stock exchange or any regulatory, administrative or other agency, or any political or other subdivision, department, or branch of any of the foregoing including any indigenous or native body (or both, as the case may be) exercising governance powers by right, title or custom;

(v)	“IFRS” means the International Financial Reporting Standards adopted by the International Accounting Standards Board from time to time;

(w)	“Issuer Indemnified Parties” has the meaning set out in Section 10;

(x)	“Issuer Parties” has the meaning set out on the face page hereof;

(y)	“Issuer Parties’ Fundamental Representations” means the representations and warranties given in subsections 5(a), 5(k), 5(m), 5(n), 5(o), 5(p), 5(r), 5(aa), 5(gg), 5(ii) and 5(jj);

6

(z)	“Law” includes:

(i)	Federal, Provincial, State and local government legislation including regulations and by-laws;

(ii)	legislation of any jurisdiction other than those referred to in paragraph (a) with which a Party must comply;

(iii)	common law and equity;

(iv)	judgments, decrees, writs, administrative interpretations, guidelines, policies, injunctions, orders or the like, of any Governmental Body with which a Party is legally required to comply; and

(v)	Governmental Body requirements and consents, certificates, licences, permits and approvals (including conditions in respect of those consents, certificates, licences, permits and approvals);

(aa)	“Lien” means, with respect to any person, any mortgage, lien, pledge, charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of such person under any conditional sale or other title retention agreement, upon or with respect to any property of such person;

(bb)	“Material Adverse Effect” means any change, event, occurrence, condition, circumstance, effect, state of facts or development that has, or would reasonably be expected to have, individually or in the aggregate, a material and adverse effect on:

(i)	the assets, liabilities (absolute, accrued, contingent or otherwise), affairs, business, capital, condition (financial or otherwise), operations, properties or prospects of the Corporation or Seabridge taken as a whole, provided that it shall not include any such event, change or effect resulting from: (i) the announcement of the execution of this Agreement or the transactions contemplated herein or the performance of the covenants and obligations herein; (ii) any action taken by the Corporation or Seabridge at the request of the Purchaser or as required under this Agreement, or the failure to take any action prohibited by this Agreement; (iii) changes in economic or political conditions or securities or currency markets in general, except where any such change has a materially disproportionate effect on the Corporation or Seabridge; (iv) changes in applicable Laws (other than orders, judgments or decrees against the Corporation or Seabridge, as the case may be) or in IFRS, except where any such change has a materially disproportionate effect on the Corporation or Seabridge; (v) any commencement or continuation of hostilities, war, natural disaster, pandemic (other than the Covid-19 pandemic), epidemic or any escalation in the severity of the Covid-19 pandemic since the Effective Date; (vi) changes in commodity prices or changes generally affecting the global mining industry; or (vii) any decrease in the market price or any decline in the trading volume of Common Shares on the TSX (it being understood, however, that any event, change or effect causing or contributing to any such decreases in market price may constitute a Material Adverse Effect and may be taken into account in determining whether a Material Adverse Effect has occurred);

(ii)	the ability of the Corporation or Seabridge to perform its material obligations under Transaction Documents or the Royalty Agreement, as applicable; or

(iii)	the legality, validity, binding effect or enforceability of the Transaction Documents or the Royalty Agreement, as applicable;

7

(cc)	“material change” has the meaning ascribed thereto in the Securities Act;

(dd)	“Material Contracts” means those contracts listed under the heading “Material Contracts” in the Disclosure Letter;

(ee)	“material fact” has the meaning ascribed thereto in the Securities Act;

(ff)	“Mineral Rights” has the meaning set out in Section 5(gg);

(gg)	“misrepresentation” means a misrepresentation for the purposes of Applicable Securities Laws or any of them;

(hh)	“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

(ii)	“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions;

(jj)	“Note” has the meaning set out on the face page hereof;

(kk)	“NYSE” means the New York Stock Exchange;

(ll)	“Offering” means the offering of the $225,000,000 principal amount of the Note and Contingent Right to the Purchaser as contemplated hereunder;

(mm)	“Parties” means the parties to this Subscription Agreement and “Party” means one of them;

(nn)	“Payment Shares” has the meaning set out in Section 2.3(a) of the Note;

(oo)	“Permitted Lien” has the meaning set out in Section 1.1 of the Note;

(pp)	“Permits” has the meaning set out in Section 5(tt);

(qq)	“person” means an individual, partnership, corporation, unlimited liability company, joint venture, association, trust, unincorporated organization, or a Governmental Body;

(rr)	“Project” means the Kerr-Sulphurets-Mitchell (including East Mitchell) mining project located in British Columbia, Canada, which comprises the Project Property, and including the exploration, construction, development, mining, production, processing, recovery, sale, transportation, storage and delivery operations in respect thereof;

(ss)	“Project Property” means all of the property, assets, undertaking, approvals, licenses, permits and rights of the Corporation in and relating to the Project, whether now owned or existing or hereafter acquired or arising, including real property, buildings thereon, fixtures and improvements to real property (including all property, plant and equipment), personal property and mineral interests, and specifically including, but not limited to: (a) the Property and all minerals; (b) any and all interest in processing facilities; (c) all accounts, instruments, chattel paper, deposit accounts, documents, intangibles, goods (including inventory, equipment and fixtures), money, letter of credit rights, supporting obligations, claims, causes of action and other legal rights and investment property in each case relating to the Project; (d) all Project agreements and any other contracts relating to the Project; (e) all products, proceeds (including proceeds of proceeds), rents and profits of the foregoing; (f) all licenses, permits approvals, authorizations, consents, rights (including surface rights, access rights and rights of way), privileges, concessions or franchises held or required to be obtained for the development and operation of the Project; and (g) all books and records related to any of the foregoing;

8

(tt)	“Property” means 100% of the Project, comprising mining leases and mineral claims in British Columbia, Canada, all as more particularly described and shown on a map in schedule “A” attached to the Royalty Agreement, including any and all renewals, extensions and replacements of the said mining leases, mineral claims, permits and licences and shall also include any and all new mineral and real property tenures of the Corporation and its Affiliates acquired to be included in, or used as part of, the Project;

(uu)	“Property Rights” has the meaning set out in Section 5(ii);

(vv)	“Public Disclosure Documents” means, collectively, all documents which have been filed by Seabridge on SEDAR (www.sedar.com) under Seabridge’s issuer profile from January 1, 2020 until immediately prior to the Closing Time;

(ww)	“Purchase Price” has the meaning set out on the face page hereof;

(xx)	“Purchaser” means the person purchasing the Unit and whose name appears on the first execution page hereof and who has signed this Agreement or, if the person whose name appears on the first execution page hereof has signed this Agreement as agent for, or on behalf of, a Disclosed Principal and is not a trust company, trust corporation or portfolio manager deemed to be purchasing the Units as principal under NI 45-106, the person who is the Disclosed Principal as disclosed on the execution pages hereof;

(yy)	“Purchaser Indemnified Parties” has the meaning set out in Section 10;

(zz)	“Regulation S” means Regulation S promulgated under the U.S. Securities Act;

(aaa)	“Reporting Jurisdictions” means British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia and Yukon;

(bbb)	“Royalty” means the royalty payable under the Royalty Agreement;

(ccc)	“Royalty Agreement” means the gross silver royalty agreement in the form attached as Schedule “C” to the Note;

(ddd)	“Securities Act” means the Securities Act (Ontario), as amended;

(eee)	“Securities Commissions” means the applicable securities commission or regulatory authority in each of the Reporting Jurisdictions;

(fff)	“Security” has the meaning set out in Section 1.1 of the Note;

(ggg)	“Security Documents” has the meaning set out in Section 2.7(d) of the Note;

(hhh)	“Selling Jurisdictions” means Ontario, Canada, the Province where the Unit is sold;

(iii)	“Share Payment Election” has the meaning set out in Section 2.3(b) of the Note;

(jjj)	“Solvent” means, when used with respect to a person, that such person is able to pay its debts as they become due in the ordinary course of its business and “Insolvent” will have a correlative meaning;

9

(kkk)	“Technical Report” means the NI 43-101 Technical Report entitled “KSM (Kerr-Sulphurets-Mitchell) Prefeasibility Study Update, NI 43-101 Technical Report” dated April 30, 2020;

(lll)	“Transaction Documents” means this Subscription Agreement, the Note, the Contingent Right, the Disclosure Letter and the Security Documents;

(mmm)	“TSX” means the Toronto Stock Exchange;

(nnn)	“Unit” has the meaning set out on the face page hereof;

(ooo)	“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

(ppp)	“U.S. Person” means “U.S. person” as such term defined in Rule 902(k) of Regulation S under the U.S. Securities Act; and

(qqq)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

2.2	Currency.

Unless otherwise indicated, all dollar amounts referred to in this Subscription Agreement are expressed in United States dollars.

2.3	Sections and Headings.

The division of this Subscription Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Subscription Agreement. Unless otherwise indicated, any reference in this Subscription Agreement to an Article, Section or a Schedule refers to the specified Article or Section of, or Schedule to, this Subscription Agreement.

2.4	Including.

Where the word “including” or “includes” is used in this Subscription Agreement, it means “including (or includes) without limitation”.

2.5	Number, Gender and Persons.

In this Subscription Agreement, words importing the singular number only shall include the plural and vice versa, words importing gender shall include all genders and words importing persons shall include individuals, corporations, partnerships, associations, trusts, unincorporated organizations, Governmental Bodies and other legal or business entities.

3.	EFFECTIVE DATE DELIVERIES

The Purchaser agrees that the following shall be delivered to the Corporation on the Effective Date or as the Corporation and the Purchaser may agree:

(a)	a completed and duly signed copy of this Subscription Agreement; and

(b)	as the Purchaser (including if applicable any Disclosed Principal) is resident in or otherwise subject to the Laws of Canada and is purchasing the Unit as an “accredited investor” as defined in NI 45-106, a duly completed and executed copy of the Eligibility Certificate for Canadian Purchasers in the form attached hereto as Schedule “A” from the Purchaser and each Disclosed Principal;

10

The Purchaser acknowledges and agrees that such documents, when executed and delivered by the Purchaser, will form part of and will be incorporated into this Subscription Agreement and each shall constitute a representation, warranty or covenant of the Purchaser hereunder in favour of the Corporation. The Purchaser consents to the filing of such documents by the Issuer Parties as may be required to be filed with the Securities Commissions in connection with the transactions contemplated hereby. Subject to the terms and conditions contained in this Subscription Agreement, the Purchaser acknowledges and agrees that the documents delivered in connection herewith will be held by the Corporation’s counsel, in escrow, until such time as the Corporation and the Purchaser (or their respective counsels) advise that such documents may be released from escrow.

4.	CLOSING PROCESS AND CLOSING CONDITIONS

4.1	Closing.

The transactions contemplated hereby will be completed on the Closing Date at the Closing Time at the offices of Fasken Martineau DuMoulin LLP, 2900-550 Burrard St, Vancouver, BC V6C 0A3, or such other time and location as the Corporation and the Purchaser may agree. If, prior to the Closing Time, the terms and conditions contained in this Subscription Agreement have not been complied with to the satisfaction of the Corporation and the Purchaser, or waived by the Corporation or the Purchaser, the Corporation and the Purchaser will have no further obligations under this Subscription Agreement.

The Note and Contingent Right will be delivered in certificated form on the Closing Date against payment to the Corporation of the aggregate amount of the Purchase Price in freely transferable United States dollars.

The Purchaser will take up, purchase and pay for the Note and Contingent Right at the Closing.

Payment of the Purchase Price on Closing shall be made in United States dollars and should be sent by wire transfer to the Corporation, at:

Beneficiary Name :	[***]
Beneficiary Address:	[***]
Beneficiary Bank Account:	[***]
Beneficiary Bank:	[***]
SWIFT code:	[***]

Correspondent bank in USD (please include to avoid FX): [***]

SWIFT [***], Fedwire/ABA [***]

4.2	Closing Date Deliveries by the Corporation.

The Corporation or Seabridge, as applicable, must deliver to the Purchaser on the Closing Date:

(a)	a certificate of existence, status or good standing for each of the Corporation and Seabridge dated no earlier than five days prior to the Closing Date;

(b)	evidence in writing to the satisfaction of the Purchaser, acting reasonably, that the Corporation or Seabridge has made or obtained all required filings, approvals, consents or acceptances, including without limitation that of the TSX or NYSE, in connection with the Transaction Documents and Royalty Agreement or their respective subject matter, except in respect of any obligation of Seabridge to issue Common Shares pursuant to the Contingent Right;

11

(c)	a certificate executed by a senior officer of the Corporation, in form and substance satisfactory to the Purchaser, acting reasonably, dated as of the Closing Date, as to (A) the constating documents of the Corporation, (B) the resolutions of the board of directors of the Corporation authorizing the execution, delivery and performance of the Transaction Documents and the Royalty Agreement and the transactions contemplated by each such document, (C) the names, positions and true signatures of the persons authorized to sign the Transaction Documents on behalf of the Corporation, and (D) such other matters pertaining to the transactions contemplated hereby or thereby as the Purchaser may reasonably require;

(d)	a certificate executed by a senior officer of Seabridge, in form and substance satisfactory to the Purchaser, acting reasonably, dated as of the Closing Date, as to (A) the constating documents of Seabridge, (B) the resolutions of the board of directors of Seabridge authorizing the execution, delivery and performance of the Transaction Documents and the transactions contemplated hereby, (C) the names, positions and true signatures of the persons authorized to sign the Transaction Documents on behalf of Seabridge, and (D) such other matters pertaining to the transactions contemplated hereby or thereby as the Purchaser may reasonably require;

(e)	for each of the Corporation and Seabridge, a certificate executed by a senior officer confirming the matters set forth in Section 4.4(b);

(f)	the Note Certificate, appended hereto as Schedule “B” – “Note Certificate”, representing the Note and the Contingent Right Certificate, appended hereto as Schedule “C” – “Contingent Right Certificate”, representing the Contingent Right, in each case registered in the name of the Purchaser, and duly executed and issued by the Corporation and Seabridge to the Purchaser;

(g)	the Security Documents duly executed in form and substance satisfactory to the Purchaser and its counsel together with evidence that all Liens pursuant to the Security Documents have been duly perfected and registered in all jurisdictions required or desired by the Purchaser in order to establish the Purchaser’s intended priority of Security;

(h)	one or more opinions on customary terms, in form and substance satisfactory to the Purchaser, acting reasonably, dated as of the Closing Date, from external legal counsel to the Corporation, including as to (A) the legal status and capacity of the Corporation, (B) the corporate power and authority of the Corporation to execute, deliver and perform its obligations under the Transaction Documents and the Royalty Agreement, (C) the due authorization, execution and delivery and the validity and enforceability of the Transaction Documents, (D) no conflict with applicable Law and the creation and perfection of the security interests created by the Security Documents, and (E) any other customary matters relating to this Subscription Agreement and the transactions contemplated hereby as determined by the Purchaser, acting reasonably;

(i)	a title opinion with respect to the Corporation’s title to the mineral tenures included in the Property, in form and substance satisfactory to the Purchaser, acting reasonably;

(j)	evidence that all governmental authorizations and all other third party consents, waivers, permits, orders and approvals that are necessary, proper or advisable to consummate the transactions contemplated by this Subscription Agreement and the Note, as determined by the Purchaser, have been obtained or received on terms that are acceptable to Purchaser; and

(k)	such other deeds, agreements, instruments, certificates and other documents dated as of the Closing Date as are, in the opinion of the Purchaser, reasonably necessary to consummate the transactions contemplated by this Subscription Agreement.

12

4.3	Closing Date Deliveries by the Purchaser.

The Purchaser must deliver to the Corporation on the Closing Date:

(a)	a certificate of existence, status or good standing for the Purchaser dated no earlier than five days prior to the Closing Date;

(b)	a certificate executed by a senior officer of the Purchaser, confirming the matters set forth in Section 4.5(e);

(c)	the Purchase Price, delivered in the manner provided by Section 4.1; and

(d)	such other deeds, agreements, instruments, certificates and other documents dated as of the Closing Date as are, in the opinion of the Corporation, reasonably necessary or desirable to consummate the transactions contemplated by this Subscription Agreement.

4.4	Closing Conditions in Favour of the Purchaser.

The conditions to Closing in favour of the Purchaser are as follows:

(a)	delivery of the items in Section 4.2 has occurred;

(b)	as of the Closing Date:

(i)	all of the representations and warranties made by the Issuer Parties in this Subscription Agreement as of the Effective Date are true and correct in all material respects (or true and correct in all respects in the case of representations and warranties that are qualified by materiality) on and as of the Closing Date as if made on such date;

(ii)	the Issuer Parties have performed in all material respects all of their respective obligations hereunder required to be performed on or prior to the Closing Date;

(iii)	the Issuer Parties obtaining any required approvals, consents or acceptances, including without limitation that of the TSX or NYSE, in connection with the Transaction Documents and Royalty Agreement or their respective subject matter required as of the Closing Date, except in respect of any obligation of Seabridge to issue Common Shares pursuant to the Contingent Right;

(iv)	the Corporation and Seabridge obtaining all other necessary third party consents waivers, permits, orders and approvals that are necessary, proper or advisable to consummate the transactions contemplated by the Transaction Documents and Royalty Agreement including, without limitation, any consent or approval that is required under applicable Law by the Closing Date, by virtue of a condition or covenant of any mineral rights forming part of the Project Property or by the terms of any agreement;

(v)	no Material Adverse Effect will have occurred since the Effective Date;

(vi)	no legal, governmental or regulatory investigations, actions, suits or proceedings pending to which the Corporation, Seabridge or any of their respective Affiliates is or may be a party or to which any property of the Corporation or Seabridge is or may be subject which could reasonably be expected to prohibit the Closing or adversely affect in any material respect the Purchaser’s right, obligations or benefits under the Transaction Documents or the Royalty Agreement and no such investigations, actions, suits or proceedings are, to the knowledge of the Corporation, threatened or contemplated by any Governmental Body or threatened by others which would, in the opinion of the Purchaser, acting reasonably, enjoin, restrict or prohibit the purchase and sale or performance of the Note or the granting of the Security or the Royalty; and

13

(vii)	each of the Corporation and Seabridge will have delivered to the Purchaser a certificate dated as of the Closing Date of a senior officer, in form and substance satisfactory to the Purchaser acting reasonably, confirming the foregoing; and

(c)	no provision of any applicable Law or any action by any Governmental Body having competent jurisdiction will prohibit the Closing or adversely affect in any material respect the Purchaser’s rights, obligations or benefits under the Transaction Documents or the Royalty Agreement, and no judgment, injunction, order or decree issued by any Governmental Body having competent jurisdiction will prohibit the Closing or adversely affect in any material respect the Purchaser’s rights, obligations or benefits under the Transaction Documents or the Royalty Agreement.

The conditions in this Section 4.4 are for the benefit of the Purchaser and cannot be waived or extended unless agreed in writing by the Purchaser.

4.5	Closing Conditions in Favour of the Corporation.

The Purchaser acknowledges that the Corporation’s and Seabridge’s obligations to issue and sell the Unit to the Purchaser is subject to, among other things, the following conditions:

(a)	the Purchaser executing and returning to the Corporation, in accordance with Section 3 hereof, all documents required by the Applicable Securities Laws for delivery on behalf of the Purchaser (including any Disclosed Principal), including, without limitation, the applicable documents set out in Section 3 hereof, by no later than 2:00 p.m. (Vancouver time) on the date that is one Business Day before the Closing Date;

(b)	the offer, issue, sale and delivery of the Note and the Contingent Right being exempt from the requirements to file a prospectus or deliver an offering memorandum (as defined in Applicable Securities Laws) or any similar document under Applicable Securities Laws relating to the issue, sale and delivery of the Note and Contingent Right, or the Corporation or Seabridge, as applicable, having received such orders, consents or approvals as may be required to permit such issue, sale and delivery of the Note and Contingent Right without the requirement of filing a prospectus or delivering an offering memorandum or any similar document;

(c)	the funds representing the Purchase Price being in the account of the Corporation, in escrow, and which will be automatically released following the release of the Note and Contingent Right from escrow;

(d)	delivery of the items in Section 4.3 has occurred;

(e)	as of the Closing Date:

(i)	all of the representations and warranties made by the Purchaser in this Subscription Agreement as of the Effective Date are true and correct in all material respects (or true and correct in all respects in the case of representations and warranties that are qualified by materiality) on and as of the Closing Date as if made on such date;

14

(ii)	the Purchaser has performed in all material respects all of its obligations hereunder required to be performed on or prior to the Closing Date;

(iii)	the Corporation and Seabridge obtaining any required approvals, consents or acceptances, including without limitation that of the TSX or NYSE, in connection with the Transaction Documents and Royalty Agreement or their respective subject matter, except in respect of any obligation of Seabridge to issue Common Shares pursuant to the Contingent Right;

(iv)	the Corporation and Seabridge obtaining all other necessary third party consents, waivers, permits, orders and approvals that are necessary, proper or advisable to consummate the transactions contemplated by the Transaction Documents and Royalty Agreement including, without limitation, any consent or approval that is required under applicable Law, by virtue of a condition or covenant of any mineral rights forming part of the Project Property or by the terms of any agreement, except in respect of any obligation of Seabridge to issue Common Shares pursuant to the Contingent Right; and

(v)	the Purchaser will have delivered to the Corporation a certificate dated as of the Closing Date of a senior officer, in form and substance satisfactory to the Corporation acting reasonably, confirming the foregoing; and

(f)	no provision of any applicable Law or any action by any Governmental Body having competent jurisdiction will prohibit the Closing or adversely affect in any material respect the Corporation’s rights, obligations or benefits under the Transaction Documents or Royalty Agreement and no judgment, injunction, order or decree issued by any Governmental Body having competent jurisdiction will prohibit the Closing or adversely affect in any material respect the Corporation’s rights, obligations or benefits under the Transaction Documents or Royalty Agreement.

The conditions in this Section 4.5 are for the benefit of the Corporation and cannot be waived or extended unless agreed in writing by the Corporation.

4.6	Securities Documentation.

The Purchaser acknowledges and agrees that as the sale of the Note and Contingent Right will not be qualified by a prospectus, such sale is subject to the condition that the Purchaser sign and return to the Corporation and Seabridge all relevant documentation required by the Applicable Securities Laws. The Purchaser further acknowledges and agrees that the Corporation or Seabridge will be required to provide the Securities Commissions with certain details contained in this Subscription Agreement. The Purchaser further agrees to provide, on request, additional particulars as may be required from time to time by the Corporation or Seabridge in order to comply with Applicable Securities Laws.

5.	REPRESENTATIONS AND WARRANTIES OF THE ISSUER PARTIES

Except as set out in the Disclosure Letter and subject to Section 13, the Issuer Parties, jointly and severally, represent, warrant and covenant in favour of the Purchaser as follows and acknowledge that the Purchaser is relying on such representations, warranties and covenants in connection with the transactions contemplated in, and the entry into by the Purchaser of, the Transaction Documents and any other agreements or documents required thereunder and the transactions contemplated thereby:

(a)	Incorporation and Organization. Each of the Corporation and Seabridge has been duly incorporated or formed, as the case may be, is organized and is a valid and subsisting corporation under the Laws of its jurisdiction of existence and has all requisite corporate power and capacity to carry on its business as now conducted or proposed to be conducted and to own or lease and operate the property and assets thereof.

15

(b)	Extra-provincial Registration. Each of the Corporation and Seabridge is licensed, registered or qualified as an extra-provincial corporation, foreign corporation or an extra-provincial partnership, as the case may be, in all jurisdictions where the character of the property or assets thereof owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary and is carrying on the business thereof in material compliance with all applicable Law of each such jurisdiction.

(c)	Authorized Capital of Seabridge. Seabridge’s authorized share capital consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares, issuable in series, of which no preferred shares and 79,241,336 Common Shares are currently issued and outstanding as fully paid and non-assessable shares.

(d)	Listing. The Common Shares are listed and posted for trading on the TSX and the NYSE.

(e)	Certain Securities Law Matters. Seabridge is a reporting issuer or the equivalent only in the Reporting Jurisdictions in Canada and is not noted as being in default of any material requirement of Applicable Securities Laws on the lists published by the securities commissions of the Reporting Jurisdictions.

(f)	Rights to Acquire Securities. Except for options, warrants and restricted stock units to purchase up to an aggregate of 1,013,334 Common Shares, no person now has, or will immediately following the Closing Date have, any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement or option for the purchase, acquisition, subscription for or issue of any Common Shares or other securities of Seabridge.

(g)	No Pre-emptive Rights. The issue of the Note, the Payment Shares and the Royalty, if and when issued pursuant to the terms of the Note, will not be subject to any pre-emptive right or other contractual right to purchase securities granted by Seabridge or to which Seabridge is subject.

(h)	Voting Agreements. Seabridge is not and will not be a party to any agreement, nor is Seabridge aware of any agreement which affects the voting control of any of the securities of the Corporation.

(i)	Registration Rights. No person has, or will immediately following the Closing Date have, any rights to require qualification for distribution of its Common Shares under Applicable Securities Laws.

(j)	Transfer Agent. Computershare Investor Services Inc. has been duly appointed by Seabridge as the registrar and transfer agent for the Common Shares.

(k)	The Corporation. The Corporation is a wholly-owned subsidiary of Seabridge. Seabridge is the registered and beneficial owner of 100% of the issued and outstanding shares of the Corporation, which are comprised of 115,612 common shares and are, in each case, owned by Seabridge free and clear of all Liens (other than applicable Permitted Liens), all of which shares have been duly authorized and are validly issued and are outstanding as fully paid and non-assessable shares. No person has any right, agreement, option or other commitment, present or future, contingent or absolute, or any right capable of becoming a right, agreement, option or commitment, for the purchase from Seabridge or the Corporation of any interest in any of shares or an allotment of any unissued shares in the capital of the Corporation or any other security convertible into or exchangeable for any shares or any other interest in the Corporation. The Corporation’s authorized share capital consists of an unlimited number of common shares without par value, of which 115,612 are currently issued and outstanding as fully paid and non-assessable shares.

16

(l)	Issue of Note and Payment Shares. Prior to the Closing Time, all necessary corporate action shall have been taken to authorize (i) the issue and sale of the Note and the Contingent Right; (ii) the delivery of the Contingent Right Certificate and the Note Certificate; (iii) the issue of the Payment Shares and the delivery of certificates representing the Payment Shares. Upon: (1) payment of the requisite consideration therefor, the Note and Contingent Right will be validly created and issued, and will have been issued in compliance with all applicable Law and not in violation of or subject to any pre-emptive or similar right that entitles any person to acquire from the Corporation any securities of the Corporation, which has not been waived; and (2) any election by the Corporation to issue Payment Shares under Section 2.3(a) of the Note, the Payment Shares will be validly created and issued as fully paid and non-assessable Common Shares, and will have been issued in compliance with all applicable Law and not in violation of or subject to any pre-emptive or similar right that entitles any person to acquire from the Corporation any securities the Corporation, which has not been waived.

(m)	Consents, Approvals and Conflicts. None of the Offering and sale of the Note or the Contingent Right or the issue of the Payment Shares, the execution and delivery of the Transaction Documents, the Royalty Agreement and all other agreements or instruments required thereunder, the compliance by each of the Corporation and Seabridge with and performance of its obligations under the provisions of any Transaction Document, the Royalty Agreement or the consummation of the transactions contemplated herein and therein do or will (i) require the consent, approval, authorization, order or agreement of, or registration, filing or qualification with, any Governmental Body, court, stock exchange, securities regulatory authority or other person, or (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under or create a state of facts which, after notice or lapse of time or both, will result in any breach or violation of or default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which the Corporation or Seabridge is a party or by which any of them or any of the properties or assets thereof is bound, or the notice of articles, articles or by-laws or any other constating document of the Corporation or Seabridge or any resolution passed by the directors (or any committee thereof) or shareholders of the Corporation or Seabridge, or any statute or any judgment, decree, order, rule, policy or regulation of any court, Governmental Body, arbitrator, stock exchange or securities regulatory authority applicable to the Corporation or Seabridge or any of the properties or assets thereof.

(n)	Authority and Authorization. Each of the Corporation and Seabridge has all requisite corporate power and capacity to enter into and deliver the Transaction Documents, the Royalty Agreement and all other agreements or instruments required thereunder and to do all acts and things and execute and deliver all documents as are required hereunder and thereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereof and each of the Corporation and Seabridge has taken all necessary corporate action to authorize the execution and delivery of, and performance of its obligations under, the Transaction Documents, the Royalty Agreement and all other agreements or instruments required thereunder, and to observe and perform its obligations under the Transaction Documents, the Royalty Agreement and all other agreements or instruments required thereunder in accordance with the provisions hereof and thereof.

(o)	Validity and Enforceability of Transaction Documents. The Transaction Documents and all other agreements or instruments required thereunder have been duly authorized, and as of the Closing Date will have been executed, as applicable, and delivered by each of the Corporation and Seabridge, and constitute or will constitute, respectively, a legal, valid and binding obligation of each of the Corporation and Seabridge enforceable against the Corporation or Seabridge, as applicable, in accordance with its terms (except in any case as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium and other Law relating to or affecting the rights of creditors generally and except as limited by equitable principles).

17

(p)	Validity and Enforceability of Royalty Agreement. The Royalty Agreement has been authorized by the Corporation, and, if and when executed and delivered and after receipt by the Corporation of payment of the purchase price for the Royalty payable under the Royalty Agreement (including by way of any set-off or delivery of the Royalty Promissory Note (as defined in the Note) contemplated pursuant to the Note), will constitute a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms (except in any case as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium and other Law relating to or affecting the rights of creditors generally and except as limited by equitable principles).

(q)	Solvency. Each of the Corporation and Seabridge is Solvent and will not be rendered Insolvent by the execution and delivery of the Transaction Documents or any other agreement or instrument required thereunder.

(r)	Security Agreements. On the Closing, the Security will be effective to create in favour of Purchaser, as security for the obligations under the Security Documents, a legal, valid, binding and enforceable first ranking security interest in the Collateral (subject only to the Permitted Liens).

(s)	Public Disclosure. Seabridge is in compliance in all material respects with all of its disclosure obligations under the Applicable Securities Laws. Each of the Public Disclosure Documents was as of the date filed, in compliance in all material respects with the Applicable Securities Laws and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. There is no fact of specific application to Seabridge known to Seabridge which Seabridge has not publicly disclosed which materially adversely affects, or so far as Seabridge can reasonably foresee, would materially adversely affect, the assets, liabilities (contingent or otherwise), affairs, business, capital, condition (financial or otherwise), operations or prospects of Seabridge or the ability of Seabridge to perform its obligations under the Transaction Documents or any other agreement or instrument required thereunder. All of the material contracts of Seabridge and the Corporation required under Applicable Securities Laws to be disclosed have been disclosed in accordance with Applicable Securities Laws.

(t)	Timely Disclosure. Seabridge is in compliance in all material respects with all timely disclosure obligations under Applicable Securities Laws and, without limiting the generality of the foregoing, there has not occurred any material change in the assets, liabilities (absolute, accrued, contingent or otherwise), affairs, business, capital, condition (financial or otherwise), operations or prospects of Seabridge and the Corporation taken as a whole, and to the knowledge of Seabridge, no event has occurred or circumstance exists which would reasonably be expected to result in such a material change, which has not been publicly disclosed and none of the Public Disclosure Documents filed by or on behalf of Seabridge pursuant to Applicable Securities Laws contain a misrepresentation at the date of the filing thereof. Since December 31, 2020, Seabridge has not filed a material change report with any of the Securities Commissions that has not been made public.

(u)	No Cease Trade Order. No order or ruling preventing, ceasing or suspending trading in any securities of Seabridge or prohibiting the issue and sale of securities by Seabridge has been issued and is outstanding and no proceedings or investigations for such purposes have been instituted or, to the best of the knowledge of Seabridge, are pending, contemplated or threatened.

18

(v)	Financial Statements. Seabridge’s audited financial statements for the fiscal year ended December 31, 2020 (the “Audited Financial Statements”) and unaudited financial statements for the period ended September 30, 2021 (the “Interim Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”) and all notes thereto (i) comply as to form in all material respects with the requirements of Applicable Securities Laws, (ii) are complete and accurate in all material respects, contain no misrepresentations and present fairly, in all material respects, the financial position, the results of operations and cash flows and the shareholders’ equity and other information of Seabridge, on a consolidated basis, purported to be shown therein at the respective dates and for the respective periods to which they apply, (iii) have been prepared in conformity with IFRS, consistently applied throughout the periods covered thereby, and all adjustments necessary for a fair presentation of the results for such periods have been made in all material respects, (iv) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of Seabridge, and (v) are in accordance with the books, records and accounts of Seabridge and the Corporation. There has been no material change in accounting policies or practices of Seabridge since September 30, 2021 and Seabridge does not have any material liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, required to be disclosed under IFRS, which are not disclosed or referred to in the Financial Statements.

(w)	Auditors. KPMG LLP, Seabridge’s current auditors, who audited the Audited Financial Statements and who provided their audit report thereon, are independent public accountants as required under Applicable Securities Laws and there has not, during the last two financial years, been a reportable disagreement (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between Seabridge and KPMG LLP. KPMG LLP has not provided any material comments or recommendations to the Corporation or Seabridge regarding their accounting policies, internal control systems or other accounting or financial practices that have not been implemented by the Corporation or Seabridge.

(x)	Changes in Financial Position. Since September 30, 2021, the Corporation has not (i) incurred any material capital expenditure or made any commitment therefor, other than in the ordinary course of business of the Corporation; (ii) incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business and which is not, and which in the aggregate are not, material; or (iii) entered into any material transaction.

(y)	Internal Controls. Each of the Corporation and Seabridge maintains a system of internal accounting and other controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Each of the Corporation and Seabridge reasonably believes that its internal controls over financial reporting are effective and neither the Corporation nor Seabridge is aware of any material weakness in its internal controls over financial reporting. Since December 31, 2020, there has been no change in either the Corporation’s or Seabridge’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s or Seabridge’s internal control over financial reporting.

19

(z)	Books and Records. The minute books and corporate records of the Corporation are true and correct in all material respects and contain all minutes of all meetings in all material respects and all resolutions of the directors (and any committees of such directors) and shareholders of the Corporation as at the date hereof and at the Closing Date will contain all minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Corporation.

(aa)	Insolvency. No act or proceeding has been taken by or against either the Corporation or Seabridge in connection with its liquidation, winding-up or bankruptcy, including without limitation, that neither the Corporation nor Seabridge has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any action to be declared bankrupt or wound up, taken any action to have a receiver appointed of any of the assets thereof, had any person holding any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it.

(bb)	No Contemplated Changes. None of the Corporation or Seabridge has approved or has entered into any agreement in respect of (i) the sale, transfer or other disposition of any material portion of the Project or any interest therein currently owned, directly or indirectly, by the Corporation or Seabridge whether by asset sale, transfer of shares or otherwise; or (ii) the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation or Seabridge or otherwise) of the Corporation or Seabridge.

(cc)	Taxes and Tax Returns. Each of the Corporation and Seabridge has filed in a timely manner all tax returns, declarations, remittances, forms, notices and filings in accordance with applicable Law, and all such tax returns, declarations, remittances, forms, notices and filings were, at the time of filing, complete and accurate in all material respects and no fact or facts have been omitted therefrom which could make any of them misleading. Each of the Corporation and Seabridge has paid all applicable taxes of whatsoever nature for all tax years prior to the date hereof to the extent that such taxes have become due or have been alleged to be due. Neither the Corporation nor Seabridge is aware of any Lien for taxes, tax deficiencies, interest or penalties accrued or accruing thereon and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by either of them or the payment of any material tax, governmental charge, penalty, interest or fine against either of them. There are no material actions, suits, proceedings, investigations or claims now threatened or, to the knowledge of the Corporation and Seabridge, pending against the Corporation or Seabridge which could result in a material liability in respect of taxes, charges or levies of any Governmental Body, penalties, interest, fines, assessments or reassessments or any matters under discussion with any Governmental Body relating to taxes, governmental charges, penalties, interest, fines, assessments or reassessments asserted by any such authority and the Corporation and Seabridge has withheld (where applicable) from each payment to each of the present and former officers, directors, employees and consultants thereof the amount of all taxes and other amounts, including, but not limited to, income tax and other deductions, required to be withheld therefrom, and has paid the same or will pay the same when due to the proper tax or other receiving authority within the time required under applicable tax legislation.

20

(dd)	Compliance with Laws, Licenses and Permits. Each of the Corporation and Seabridge has conducted and is conducting its business in compliance in all material respects with all applicable Law, rules, regulations, tariffs, orders and directives of each jurisdiction in which it carries on business and possesses all material approvals, consents, certificates, registrations, authorizations, permits, licenses, waivers, exemptions and entitlements issued by the appropriate provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business currently carried on by it, is in compliance in all material respects with the terms and conditions of all such approvals, consents, certificates, authorizations, permits and licenses and with all Law, regulations, tariffs, rules, orders and directives material to the operations thereof. None of the Corporation or Seabridge has received any notice of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such approval, consent, certificate, authorization, registration, permit, license, waiver, exemption or entitlement which, individually or in the aggregate, if the subject of an unfavourable decision, order, ruling or finding, would have a Material Adverse Effect. To the knowledge of the Corporation and Seabridge, all of such approvals, consents, certificates, registrations, authorizations, permits, licenses, waivers, exemptions and entitlements are and will be as of the Closing Date in full force and effect and with no default thereunder.

(ee)	Agreements and Actions. None of the Corporation or Seabridge is in violation of any material term of any constating document thereof. Neither the Corporation nor Seabridge is in violation of any term or provision of any agreement, indenture or other instrument applicable to it which, individually or in the aggregate, would, or could reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect. Neither the Corporation nor Seabridge is in default in the payment of any material obligation owed which is now due, if any, and there is no action, suit, proceeding or investigation commenced, threatened or, to the knowledge of the Corporation or Seabridge after due inquiry, pending which, individually or in the aggregate, might result in any Material Adverse Effect or in any material liability on the part of the Corporation or Seabridge or which places, or could reasonably be expected to place, in question the validity or enforceability of any of the Transaction Documents or any other document or instrument delivered, or to be delivered, by the Corporation or Seabridge pursuant hereto, including the Royalty Agreement.

(ff)	Contracts. The only contracts that are material to the Project are the Material Contracts. The Material Contracts are all in good standing and in full force and effect with no undisclosed amendments. All of the Material Contracts are valid and binding obligations of the Corporation or Seabridge, as the case may be, and to the knowledge of the Corporation and Seabridge, any other parties thereto, enforceable in accordance with their respective terms (except in any case as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium and other Law relating to or affecting the rights of creditors generally and except as limited by equitable principles). The Corporation or Seabridge, as applicable, has complied with all material terms thereof, has paid all amounts when due thereunder, has not waived any material rights thereunder and has not defaulted or breached such contracts, and is not aware that any exist in respect thereof on the part of the Corporation or Seabridge and, to the best of the knowledge of the Corporation and Seabridge, any of the other parties thereto and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach, and the completion of the transactions herein contemplated will not afford any of the parties to any contract or any other Person (other than the Corporation or Seabridge) the right to terminate any Material Contract.

(gg)	Mineral Rights. The Corporation holds mining leases or mineral claims forming the Project (“Mineral Rights”), under the Mineral Tenure Act (British Columbia) which are sufficient to permit the Corporation to explore and mine (subject to receipt of all necessary Authorizations (as defined in the Note)) the minerals relating to the mining leases included in the Mineral Rights in which the Corporation has any interest or rights have been validly applied for and, if issued, to the knowledge of the Corporation, will be issued in accordance with all applicable Law and will be valid and subsisting.

21

(hh)	Access Rights. The Corporation has or has applied for all necessary surface rights, access rights and other necessary rights and interests relating to the Project which grant, or on successful completion of a relevant application would grant, the Corporation the right and ability to explore and develop the Property as are appropriate in view of the rights and interest therein of the Corporation and the current state of exploration and development, with only such exceptions as do not materially interfere with the use made by the Corporation of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements, leases, instruments and obligations relating thereto referred to above is currently in good standing, free and clear of any Liens, in the name of the Corporation.

(ii)	Owner of Property. The Corporation is the absolute legal and beneficial owner of, and has good and marketable title to or a valid leasehold interest in all of its mineral tenures and other material real or personal property included in the Project Property and the material property, mineral and other rights or interests relating thereto, and is the sole registered and beneficial holder of the permits and licenses included in the Project Property, except as described in the Disclosure Letter (collectively, the “Property Rights”), free of all material Liens (other than Permitted Liens), and no other material property rights or interests are necessary for the conduct of the business of the Corporation, as currently conducted or as currently proposed to be conducted in 2022. The Corporation does not know of any material claim or the basis for any material claim that might or could reasonably be expected to adversely affect its right to use, transfer or otherwise exploit the Property Rights; and the Corporation does not have any current responsibility or obligation to pay any outstanding material commission, royalty, licence fee or similar payment to any person with respect to the Project and the property rights thereof except pursuant to applicable legislation and Permitted Liens.

(jj)	Property Agreements. Any and all of the agreements and other documents and instruments pursuant to which the Corporation acquired the Property, (including any interest in, or right to earn an interest therein) are valid agreements, documents or instruments in full force and effect to the extent unperformed obligations or liabilities remain, enforceable in accordance with the terms thereof (subject to customary qualifications and exceptions). The Corporation is not in default of any of the material provisions of any such agreements, documents or instruments nor, to the knowledge of the Corporation, is any such default currently being alleged, and such properties and assets are in good standing in all material respects under the applicable statutes and regulations of the jurisdictions in which they are situated. All mining leases and mineral claims pursuant to which the Corporation derives its interests in such Property are in good standing and, to the knowledge of the Corporation, there has been no material default under any such mining lease or mineral claim and all taxes required to be paid with respect to such properties to the date hereof have been paid. The Property (or any interest therein, or right to earn an interest therein) is not subject to any right of first refusal or purchase or acquisition right.

22

(kk)	First Nations and Indigenous Groups. (1) No material dispute between the Corporation or Seabridge and any First Nations or indigenous group exists or to the knowledge of the Corporation or Seabridge is threatened or imminent with respect to the Project or the Corporation’s or Seabridge’s exploration or development activities; (2) there is no written claim, complaint or other proceeding threatened by or on behalf of any First Nation or any other person or group asserting or otherwise claiming an aboriginal right (including aboriginal title) or any other aboriginal or Métis interest of which the Corporation or Seabridge has received written notice with respect to any Property, including with respect to aboriginal rights or the duty to consult, or any authorization issued by any Governmental Body in respect of, or otherwise related to, the Corporation or Seabridge; (3) neither the Corporation nor Seabridge has received any material notice, whether written or oral, from any Governmental Body, First Nation or any person representing or purporting to represent a First Nation of the exercise or assertion of aboriginal rights or assertion of aboriginal title over any of the Property or with respect to the Corporation’s or Seabridge’s interest in the Property; and (4) no person, including any person representing or purporting to represent a First Nation has asserted to the Corporation or Seabridge any material right or interest of any kind whatsoever relating to any of the Property, and there are no agreements, written or verbal, between the Corporation or Seabridge and any First Nation other than as set out in the Disclosure Letter.

(ll)	No Protest Activities. There has, to the best of the Corporation’s and Seabridge’s knowledge, been no social unrest or anti-mining actions or other activities undertaken or engaged in or by local communities, non-governmental organizations, indigenous people or other groups which impede or prevent or which would reasonably be expected to impede or prevent the Corporation or Seabridge from holding possession of the Property or from exploring, developing and operating the Property.

(mm)	Legislation. Neither the Corporation nor Seabridge is aware of any legislation, or proposed legislation published by a Governmental Body, which it anticipates will have a Material Adverse Effect.

(nn)	Technical Disclosure. (1) To knowledge of the Corporation and Seabridge (i) the Technical Report complies in all material respects with the requirements of NI 43-101 at the time of filing thereof and reasonably presents the quantity of mineral resources attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the report was prepared; and (ii) Seabridge made available to the authors of the Technical Report, prior to the issuance thereof, for the purpose of preparing such report, all information requested by them, and none of such information contained any misrepresentation (as defined under Applicable Securities Laws) at the time such information was so provided; (2) all of the material assumptions underlying the estimated measured, indicated and inferred mineral resources in the Technical Report are, to the knowledge of the Corporation and Seabridge, and at the time the Technical Report was prepared, reasonable and appropriate and such estimates have been prepared and disclosed in all material respects in compliance with Applicable Securities Laws; and (3) Seabridge is in compliance in all material respects with the provisions of NI 43-101 and has filed all technical reports required thereby and there has been no change to any of the information used to prepare the Technical Report of which Seabridge or the Corporation is aware that would require the filing of a new technical report under NI 43-101.

(oo)	No Defaults. None of the Corporation or Seabridge is in default of any material term, covenant or condition under or in respect of any judgement, order, agreement or instrument to which it is a party or to which it or any of the Project Property is or may be subject, and no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any material commitment, agreement, document or other instrument to which the Corporation or Seabridge is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any material amount owing thereunder or which could, individually or in the aggregate, have a Material Adverse Effect.

(pp)	Compliance with Employment Laws. The Corporation is in compliance in all material respects with all Laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, and has not and is not engaged in any unfair labour practice, there is no labour strike, dispute, slowdown, stoppage, complaint or grievance pending or, to the knowledge of the Corporation or Seabridge, threatened against the Corporation. There are no outstanding orders in respect of the Corporation under any employment or human rights legislation in any jurisdiction in which the Corporation carries on business or has employees.

23

(qq)	Employee Plans. Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, pension, incentive or otherwise contributed to, or required to be contributed to, by the Corporation for the benefit of any current or former officer, director, employee or consultant of the Corporation has been maintained in material compliance with the terms thereof and with the requirements prescribed by any and all statutes, orders, rules, policies and regulations that are applicable to any such plan.

(rr)	Accruals. All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal, state, provincial or local pension plan premiums, accrued wages, salaries and commissions and payments for any plan for any officer, director, employee or consultant of the Corporation have been accurately reflected in the books and records of the Corporation.

(ss)	Work Stoppage. There has not been, and there is not currently, any material labour trouble which has or could reasonably be expected to have a Material Adverse Effect.

(tt)	Licenses and Permits. The Corporation and Seabridge have identified all the material permits, certificates, and approvals (collectively, the “Permits”) which are or will be required for the exploration, development and eventual or actual operation of the Project Property, which Permits include but are not limited to environmental assessment certificates, mine permits, water licenses, land tenures, rezoning or zoning variances and other necessary local, provincial and federal approvals; and the necessary Permits for the Corporation to carry on its current business have either been received, applied for, or the processes to obtain such Permits have been or will in due course be initiated by the Corporation; and neither the Corporation nor Seabridge knows of any issue or reason why the Permits should not be approved and obtained in the ordinary course.

(uu)	Environmental Compliance.

(i)	The property, assets and operations of the Corporation comply in all material respects with all applicable Environmental Laws.

(ii)	The Corporation has obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations under applicable Environmental Laws (the “Environmental Permits”) necessary for the operation of the businesses carried on by the Corporation as at the date hereof, and each Environmental Permit is valid, subsisting and in good standing and, to the knowledge of the Corporation and Seabridge, the Corporation is not in material default or breach of any Environmental Permit and, to the knowledge of the Corporation and Seabridge, no proceeding is pending or threatened to revoke or limit any Environmental Permit.

(iii)	The Corporation and Seabridge do not have knowledge of, and have not received any notice of, any material claim, judicial or administrative proceeding, pending or threatened against, or which may affect, the Corporation or any of its property, assets or operations, relating to, or alleging any violation of, any Environmental Laws; neither the Corporation nor Seabridge is aware of any facts which could give rise to any such claim or judicial or administrative proceeding; and to the knowledge of the Corporation and Seabridge, neither the Corporation nor any of the property, assets or operations thereof is the subject of any investigation, evaluation, audit or review by any Governmental Body to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Body.

24

(iv)	(1) The Corporation and Seabridge have not given or filed any material notice under any Law with respect to any Environmental Activity, (2) the Corporation does not have any material liability (whether contingent or otherwise) in connection with any Environmental Activity and, (3) to the knowledge of the Corporation and Seabridge, no material notice has been given under any Law or of any liability (whether contingent or otherwise) with respect to any Environmental Activity relating to or affecting the Corporation or the property, assets, business or operations thereof.

(v)	To the knowledge of the Corporation and Seabridge, except for storage of fuel, oil, drilling fluids, food waste and grey water, the Corporation does not store any hazardous or toxic waste or substance on its property and have not disposed of any hazardous or toxic waste, in each case in a manner contrary to any Environmental Laws, and there has been no storage, generation, transportation, handling, use, treatment, disposal, discharge, emission, contamination, release or other activity involving any Contaminants on any of the premises at which the Corporation carries on business, in each case other than in compliance with Environmental Laws.

(vi)	The Corporation is not subject to any material contingent or other liability relating to non-compliance with Environmental Laws.

(vv)	No Litigation. There are no claims, actions, suits, proceedings, inquiries or investigations existing, pending or, to the knowledge of the Corporation and Seabridge after due inquiry, threatened against the Corporation or Seabridge or any of its property or assets or to which the Corporation or Seabridge is a party, at law or equity, or before or by any court, federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way materially adversely affect the assets, liabilities (contingent or otherwise), affairs, business, capital, condition (financial or otherwise), operations or prospects of the Corporation or Seabridge or the business of the Corporation or Seabridge or the ability of either of them to perform its obligations (including, without limitation, under the Transaction Documents, the Royalty Agreement and all other agreements or instruments required thereunder) and none of the Corporation or Seabridge is subject to any material judgement, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Body.

(ww)	Intellectual Property. The Corporation or Seabridge owns or possesses adequate enforceable rights to use all material trademarks, copyrights and trade secrets used in the conduct of the business thereof and, to the knowledge of the Corporation and Seabridge, neither the Corporation nor Seabridge is infringing upon the rights of any other person with respect to any such trademarks, copyrights or trade secrets and no other person has infringed any such trademarks, copyrights or trade secrets.

(xx)	Non-Arm’s Length Transactions. Neither the Corporation nor Seabridge owes any amount to, nor has the Corporation or Seabridge any present loans to, or borrowed any amount from or is otherwise indebted to, any officer, director, employee or securityholder of the Corporation or Seabridge or any person not dealing at “arm’s length” (as such term is defined in the Income Tax Act (Canada)) with any of them except for usual employee reimbursements and compensation paid or other advances of funds in the ordinary and normal course of the business of the Corporation or Seabridge. Except usual employee or consulting arrangements made in the ordinary and normal course of business, neither the Corporation nor Seabridge is a party to any contract, agreement or understanding with any officer, director, employee or securityholder of the Corporation or any other person not dealing at arm’s length with any of them. No officer, director or employee of the Corporation or Seabridge and no person which is an Affiliate or associate of any of the foregoing persons, owns, directly or indirectly, any interest (except for shares representing less than 5% of the outstanding shares of any class or series of any publicly traded company) in, or is an officer, director, employee or consultant of, any person which is, or is engaged in, a business competitive with the business of the Corporation or Seabridge which could have a Material Adverse Effect on the ability to properly perform the services to be performed by such person for the Corporation or Seabridge. No officer, director, employee or securityholder of the Corporation or Seabridge has any cause of action or other claim whatsoever against, or owes any amount to, the Corporation or Seabridge except for claims in the ordinary and normal course of the business of the Corporation or Seabridge such as for accrued vacation pay or other amounts or matters which would not be material to the Corporation or Seabridge.

25

(yy)	Insurance. The Corporation maintains insurance against loss of, or damage to, its tangible assets on a replacement cost basis in accordance with industry standards in such amounts and covering such risks as the Corporation reasonably considers adequate for the conduct of its business, and all of the policies in respect of such insurance coverage are in good standing in all material respects and not in default. There are no material claims by the Corporation under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause.

(zz)	Information Provided by the Corporation and Seabridge. To the knowledge of the Corporation and Seabridge, all information relating to the Project and the Property provided to the Purchaser or any of its representatives or advisors, or made available to the Purchaser or any its representatives or advisors, by the Corporation or Seabridge, is, in the aggregate, true, accurate and complete in all material respects, except that, to the extent newer information provided to the Purchaser or any of its representatives or advisors at least one (1) Business Day prior to the execution date of this Subscription Agreement is inconsistent with, modifies or replaces older information, the newer information is the accurate information. The Corporation and Seabridge have made available to the Purchaser all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information in the possession of the Corporation or Seabridge with respect to environmental, health and safety matters related to the Corporation or the Property.

(aaa)	Foreign Corrupt Practices Act. None of the Corporation, Seabridge or, to the knowledge of the Corporation and Seabridge, any director, officer, agent, employee, Affiliate or other person acting on behalf of the Corporation or Seabridge is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) to the extent it applies, or the Corruption of Foreign Public Officials Act (Canada), as amended (the “CFPOA”) and the Corporation and Seabridge have conducted their businesses in compliance with the FCPA to the extent it applies, or the CFPOA and have instituted and maintain policies and procedures designed to ensure continued compliance therewith.

(bbb)	Money Laundering Laws. The operations of the Corporation and Seabridge are, and have been conducted at all times in compliance with the financial record-keeping and reporting requirements of anti-money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Body to which the Corporation or Seabridge is subject, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any Governmental Body or body or arbitrator involving the Corporation or Seabridge with respect to the Money Laundering Laws is pending or, to the knowledge of the Corporation and Seabridge, threatened.

26

There are no proceedings under any corruption Laws pending against the Corporation or Seabridge or, to the knowledge of the Corporation and Seabridge, threatened against or affecting the Corporation or Seabridge.

(ccc)	Unlawful Payment. Neither the Corporation nor Seabridge, nor, to the knowledge of the Corporation or Seabridge, any current employee or agent of the Corporation or Seabridge, has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any Law, or made any payment to any foreign, Canadian, United States or state governmental officer or official, or other person charged with similar public or quasi-public duties other than payments required or permitted by applicable Law.

(ddd)	Form of Certificates. The form of Note Certificate, Contingent Right Certificate and certificate representing the Common Shares have been duly approved by the Corporation and Seabridge, as applicable, and complies with the provisions of applicable Law.

(eee)	Absence of Further Requirements. Assuming compliance by the Purchaser with their obligations hereunder, no filing with, or authorization, approval, consent, license, order, registration, qualification or decree of any court or Governmental Body or agency is necessary or required for the performance by the Corporation or Seabridge of their obligations hereunder, in connection with the proposed sale and issue of the Note and the issue of the Contingent Right hereunder, or the consummation of the transactions contemplated by the Transaction Documents or, the Royalty Agreement, except such as have been obtained, or ordinary course approvals as may be required, under Applicable Securities Laws.

(fff)	Brokerage Fees. No person is acting or purporting to act at the request of the Corporation or Seabridge or is entitled to any brokerage or finder’s fees by the Corporation or Seabridge in connection with the transactions contemplated by this Subscription Agreement other than BMO Capital Markets, which is acting as a financial advisor to Seabridge.

(ggg)	Foreign Issuer; No Directed Selling Efforts. Each of the Issuer Parties is a “foreign issuer” (as defined in Rule 902(e) of Regulation S), and Seabridge is registered and reporting under the United States Securities Exchange Act of 1934, as amended. The Issuer Parties reasonably believe that there is a “substantial U.S. market interest” (as defined in Rule 902(j) of Regulation S) in the Common Shares, but no such “substantial U.S. market interest” in the Note. None of the Issuer Parties, any of their respective affiliates or any person acting on their behalf have engaged in any “directed selling efforts” in the United States with respect to the Note or the Contingent Right.

(hhh)	U.S. Investment Company Status. The Corporation is not, and as a result of the transactions contemplated hereby will not be, assuming the representations and warranties of the Purchaser provided herein are correct, registered or required to be register as an “investment company” as defined in the United States Investment Company Act of 1940, as amended, under such Act.

27

The Issuer Parties acknowledge and agree that the foregoing representations and warranties are made by them with the intention that they may be relied upon by the Purchaser in connection with its investment decision to purchase the Note and Contingent Right. The Issuer Parties further agree that, on the Closing Date, they shall be representing and warranting that the foregoing representations and warranties are true and correct as at the Closing Date with the same force and effect as if they had been made by the Issuer Parties at the Closing Time and that they shall not merge on the execution of this Subscription Agreement and shall continue and will be of full force and effect for a period of two (2) years after the Effective Date, except:

(a)	the Issuer Parties’ Fundamental Representations will survive until the earlier of (i) the maximum period allowed by applicable Law and (ii) the date upon which the Purchaser has received royalty payments under the Royalty Agreement with respect to 100,000,000 ounces of Silver; and

(b)	the representations and warranties set out in subsections 5(cc) and 5(uu) will survive for a period of seven (7) years after the Effective Date.

The Issuer Parties undertake to notify the Purchaser at the address set out on the face page hereof, immediately of any change in any representation, warranty or other information relating to the Issuer Parties set out in this Subscription Agreement which takes place prior to the Closing Time.

6.	COVENANTS OF THE CORPORATION AND SEABRIDGE

6.1	Covenants of Seabridge.

Seabridge covenants and agrees with the Purchaser, and acknowledges that the Purchaser is relying on such covenants in connection with the purchase by the Purchaser of the Note and Contingent Right, that:

(a)	Reporting Issuer: Seabridge will use its commercially reasonable efforts to maintain its status as a “reporting issuer” or the equivalent in each of the Reporting Jurisdictions and will not be in default of any material requirement of Applicable Securities Laws for a period of two years following the Closing Date provided that this covenant shall not prevent Seabridge from completing any transaction which would result in Seabridge ceasing to be a “reporting issuer” so long as either (i) the holders of Common Shares receive (1) cash or (2) securities of an entity which is listed on a recognized stock exchange; or (ii) the holders of the Common Shares have approved the transaction.

(b)	Corporate Status: Seabridge will remain a corporation validly subsisting under the Law of its jurisdiction of incorporation, licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of its properties owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary and will carry on its business in compliance in all material respects with all applicable Law of each such jurisdiction.

(c)	Filings: forthwith after the Closing, Seabridge will file such forms and documents as may be required under the Applicable Securities Laws of the Selling Jurisdictions relating to the Offering.

(d)	Performance of Acts: Seabridge will perform and carry out all of the acts and things to be completed by it as provided in the Transaction Documents and all other agreements or instruments required thereunder and Seabridge shall, in its capacity as shareholder of the Corporation only using the rights it has in its capacity as a shareholder of the Corporation and without having to expend any of its own funds, cause the Corporation to so perform and carry out all of its obligations under the Transaction Documents, the Royalty Agreement and all other agreements or instruments required thereunder. To the extent Seabridge transfers, sells or otherwise disposes of its shareholding interest in the Corporation to a third party pursuant to a bona fide transaction and pursuant to such transaction Seabridge ceases to own a majority of the equity securities of the Corporation, Seabridge shall, as a condition to such transfer, sale or disposition cause such purchaser to assume Seabridge’s obligation hereunder, with such assumption agreement to be in favour of the Purchaser and in form and substance satisfactory to the Purchaser acting reasonably.

28

6.2	Covenants of the Corporation.

The Corporation covenants and agrees with the Purchaser, and acknowledges that the Purchaser is relying on such covenants in connection with the purchase by the Purchaser of the Note and Contingent Right, that:

(a)	Corporate Status: the Corporation will remain a corporation validly subsisting under the Law of its jurisdiction of incorporation, licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of its properties owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary and will carry on its business in compliance in all material respects with all applicable Law of each such jurisdiction.

(b)	Filings: forthwith after the Closing, the Corporation will file such forms and documents as may be required under the Applicable Securities Laws of the Selling Jurisdictions relating to the Offering.

(c)	Performance of Acts: the Corporation will perform and carry out all of the acts and things to be completed by it as provided in the Transaction Documents and the Royalty Agreement and all other agreements or instruments required thereunder.

7.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents, warrants and covenants in favour of the Issuer Parties as follows and acknowledges that the Issuer Parties are relying on such representations, warranties and covenants in connection with the transactions contemplated in, and the entry into by the Issuer Parties of, the Transaction Documents and all other agreements or documents required thereunder and the transactions contemplated thereby:

(a)	Authorization and Effectiveness. The Purchaser is duly incorporated and is a valid and existing corporation, has the necessary corporate capacity and authority to execute and deliver this Subscription Agreement, to subscribe for the Unit and to observe and perform its covenants and obligations hereunder and has taken all necessary corporate action in respect thereof, to complete the transactions contemplated by this Subscription Agreement, and has obtained all necessary approvals in respect thereof, and this Subscription Agreement will constitute a legal, valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms and will not result in a violation of, or create a state of facts which, after notice, lapse of time or both, would constitute a default or breach of, any of the Purchaser’s constating documents, by-laws or authorizing resolutions (if applicable), any agreement to which the Purchaser is a party or by which it is bound or any Law applicable to the Purchaser, or any judgment, decree, order, statute, rule or regulation applicable to the Purchaser.

(b)	Consents and Approvals. Other than as described in this Subscription Agreement, there is no requirement for the Purchaser to make any filing with, give any notice to or obtain any license, permit, certificate, registration, authorization, consent or approval of, any Governmental Body or regulatory authority as a condition to the lawful consummation of the transactions contemplated by this Subscription Agreement.

(c)	No Purchase or Offer in United States. Until 40 calendar days after the later of the day on which the Note and any guarantee in respect thereof (collectively, the “Note”) and the Contingent Right are first offered to persons other than distributors (as defined in Regulation S) and the date of the closing of the Offering of the Note and the Contingent Right, an offer or sale of the Note or the Contingent Right within the United States may violate the registration requirements of the U.S. Securities Act.

29

The Note and the Contingent Right have not been registered under the U.S. Securities Act or other securities laws of any state or other jurisdiction. The Note and the Contingent Right may not be offered, sold, assigned, transferred, pledged, encumbered or otherwise disposed unless the transaction is exempt from, or not subject to, the registration requirement of the U.S. Securities Act.

The Purchaser of the Note and the Contingent Right by its acceptance hereof: (1) represents that it is not a U.S. Person and is acquiring the Note and the Contingent Right in an “offshore transaction” (as such term is used in Regulation S) pursuant to Regulation S, for its own account and not with a view to any resale or distribution of the Note and the Contingent Right in violation of U.S. federal or state securities laws; (2) agrees on its own behalf and on behalf of any investor account for which it has purchased securities that it will not prior to the date which is 40 calendar days after the later of the original issue date thereof or the last day on which the Corporation or any affiliate of the Corporation were the owners of the Note or on which Seabridge or any affiliate of Seabridge were the owners of the Contingent Right, as applicable, offer, sell or otherwise transfer the Note and the Contingent Right except: (A) to the Corporation or Seabridge, as applicable, (B) pursuant to offers and sales to non-U.S. persons that occur outside the United States in accordance with Regulation S or (C) pursuant to any other available exemption or exclusion from the registration requirement of the U.S. Securities Act; and (3) agrees that during such period that it will give to each person to whom the Note or the Contingent Right is transferred a notice substantially to the effect of this provision; provided that the Corporation or Seabridge, as applicable, the registrar and the transfer agent shall have the right prior to any such offer, sale or transfer pursuant to subclause (B) prior to the end of such 40 calendar day distribution compliance period within the meaning of Regulation S to require that an opinion of counsel, certifications and/or other information reasonably satisfactory to the Corporation, Seabridge, the registrar and the transfer agent is completed and delivered by the transferor.

The Note and the Contingent Right may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons: (I) as part of their distribution at any time or (II) otherwise until 40 days after the later of the date of the commencement of the Offering and the date of original issuance, except in either case in accordance with an exemption under the Securities Act.

(d)	Private Placement Exemptions. The Purchaser has properly completed, executed and delivered to the Corporation the Eligibility Certificate for Canadian Purchasers attached hereto as Schedule “A” and the information contained therein is true and correct and the representations, warranties and covenants contained therein will be true and correct both as of the Effective Date and as of the Closing Time.

(e)	Resale Restrictions. The Purchaser acknowledges that (i) it has been advised to consult its own legal advisors with respect to trading in the Note, the Contingent Right and the Payment Shares, with respect to the resale restrictions imposed by the Applicable Securities Laws of the jurisdiction in which the Purchaser resides and other applicable securities laws, (ii) no representation has been made respecting the resale restrictions, including applicable hold periods imposed by the Applicable Securities Laws or other resale restrictions applicable to such securities which restrict the ability of the Purchaser to resell such securities, (iii) it is solely responsible to determine applicable resale restrictions, (iv) it is solely responsible (and the Corporation is not in any way responsible) for compliance with applicable resale restrictions, and (v) it is aware that it may not be able to resell such securities except in accordance with limited exemptions under the Applicable Securities Laws and other applicable securities laws.

30

(f)	No Proceeds of Crime. The funds representing the Purchase Price which will be advanced by the Purchaser to the Corporation hereunder, as applicable, will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLTFA”) and the Purchaser acknowledges that the Corporation may in the future be required by law to disclose the Purchaser’s name and other information relating to this Subscription Agreement and the Purchaser’s subscription hereunder, on a confidential basis, pursuant to the PCMLTFA.

(g)	Canadian Tax Resident. The Purchaser is not, and is not purchasing the Unit for the account or benefit of, a Disclosed Principal that is not a resident Canadian for tax purposes.

(h)	Disclosed Principal. If the Purchaser is contracting hereunder as trustee or agent for a Disclosed Principal, the Purchaser is duly authorized to execute and deliver this Subscription Agreement and all other necessary documentation in connection with such subscription.

The Purchaser acknowledges and agrees that the foregoing representations and warranties are made by it with the intention that they may be relied upon by each of the Issuer Parties in determining the Purchaser’s eligibility to purchase the Unit under the Applicable Securities Laws. The Purchaser further agrees that, on the Closing Date, it shall be representing and warranting that the foregoing representations and warranties are true and correct as at the Closing Time with the same force and effect as if they had been made by the Purchaser at the Closing Time and that they shall not merge on the execution of this Subscription Agreement and shall continue and will be of full force and effect for a period of two (2) years after the Effective Date. The Purchaser undertakes to notify the Issuer Parties at the addresses set out on Section 12 hereof, immediately of any change in any representation, warranty or other information relating to the Purchaser set out in this Subscription Agreement which takes place prior to the Closing Time.

8.	ACKNOWLEDGEMENTS OF THE PURCHASER

The Purchaser acknowledges and agrees that:

(a)	(i) no agency, Securities Commission, Governmental Body, regulatory body, stock exchange or other entity has reviewed, passed on, made any finding or determination as to the merit of investment in, nor have any such agencies, Securities Commissions, Governmental Bodies, regulatory bodies, stock exchanges or other entities made any recommendation or endorsement with respect to the Note, the Contingent Right or the Offering; (ii) there is no governmental or other form of insurance covering the Note or the Contingent Right; and (iii) there are risks associated with the purchase of the Note and the Contingent Right;

(b)	the purchase of the Note and the Contingent Right has not been or will not be (as applicable) made through, or as a result of, and the distribution of the Note and Contingent Right is not being accompanied by, a general solicitation or advertisement including articles, notices or other communications published in any newspaper, magazine or similar media or the Internet or broadcast over radio, television or the Internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(c)	no prospectus, registration statement or other offering document has been filed by the Corporation or Seabridge with a Securities Commission or other securities regulatory authority in any other jurisdiction in or outside of Canada in connection with the issue of the Note and Contingent Right and, if applicable, the Payment Shares, and such issuances are exempt from the prospectus requirements otherwise applicable under the provisions of Applicable Securities Laws and, as a result, in connection with its purchase of the Note and Contingent Right hereunder, as applicable:

(i)	the Purchaser is restricted from using most of the protections, rights and remedies available under Applicable Securities Laws including, without limitation, statutory rights of rescission or damages;

31

(ii)	the Purchaser will not receive information that may otherwise be required to be provided to the Purchaser under Applicable Securities Laws or contained in a prospectus prepared in accordance with Applicable Securities Laws; and

(iii)	the Issuer Parties are relieved from certain obligations that would otherwise apply under such Applicable Securities Laws; and

(d)	the Note and Contingent Right are being offered for sale only on a “private placement” basis. The Note and Contingent Right will be subject to certain resale restrictions under the Applicable Securities Laws. For purposes of complying with the Applicable Securities Laws, including National Instrument 45 102 – Resale of Securities, the Purchaser understands and acknowledges that upon issue of the Note, as well as all certificates or the relevant ownership statement under a direct registration system or other book-entry system or other form of written notice, as applicable representing the Note, shall bear a legend substantially in the following form, indicating that the resale of such securities is restricted:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (I) [INSERT THE DISTRIBUTION DATE], AND (II) THE DATE THE ISSUER BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY.

(e)	The Contingent Right (and the Payment Shares if they are issued prior to the date that is four months plus one day after the later of the Closing Date) will be subject to certain resale restrictions under the Applicable Securities Laws. For purposes of complying with the Applicable Securities Laws, including National Instrument 45 102 – Resale of Securities, the Purchaser understands and acknowledges that upon issue of the Contingent Right (and the Payment Shares if they are issued prior to the date that is four months plus one day after the later of the Closing Date), as well as all certificates or the relevant ownership statement under a direct registration system or other book-entry system or other form of written notice, as applicable representing the Contingent Right (and the Payment Shares if they are issued prior to the date that is four months plus one day after the later of the Closing Date), shall bear a legend substantially in the following form, indicating that the resale of such securities is restricted:

Contingent Right and Payment Shares (if they are issued prior to the date that is four months plus one day after the Closing Date)

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [THE DATE THAT IS FOUR MONTHS PLUS A DAY AFTER THE DISTRIBUTION DATE].

Payment Shares (if they are issued prior to the date that is four months plus one day after the Closing Date)

32

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.”

(f)	The Note shall bear the following additional U.S. legend (until at least 40 calendar days from the Closing Date and then the Corporation agrees to remove such U.S. legend from the Note at the written request of the holder of the Note provided that the Corporation receives a written confirmation from the Purchaser that there are no unsold allotments of the Note):

UNTIL 40 CALENDAR DAYS AFTER THE LATER OF THE DAY ON WHICH THE NOTE AND ANY GUARANTEE IN RESPECT THEREOF (COLLECTIVELY, THE NOTE”) IS FIRST OFFERED TO PERSONS OTHER THAN DISTRIBUTORS (AS DEFINED IN REGULATION S (“REGULATION S”) UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”)) AND THE DATE OF THE CLOSING OF THE OFFERING OF THE NOTE, AN OFFER OR SALE OF THE NOTE WITHIN THE UNITED STATES MAY VIOLATE THE REGISTRATION REQUIREMENT OF THE U.S. SECURITIES ACT.

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OR OTHER SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THIS NOTE MAY NOT BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED UNLESS THE TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENT OF THE U.S. SECURITIES ACT.

THE HOLDER OF THIS NOTE BY ITS ACCEPTANCE HEREOF: (1) REPRESENTS THAT IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS NOTE IN AN OFFSHORE TRANSACTION PURSUANT TO REGULATION S, FOR ITS OWN ACCOUNT AND NOT WITH A VIEW TO ANY RESALE OR DISTRIBUTION OF THIS NOTE IN VIOLATION OF U.S. FEDERAL OR STATE SECURITIES LAWS; (2) AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES THAT IT WILL NOT PRIOR TO THE DATE WHICH IS 40 CALENDAR DAYS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF OR THE LAST DAY ON WHICH KSM MINING ULC (THE “CORPORATION”) OR ANY AFFILIATE OF THE CORPORATION WERE THE OWNERS OF THIS NOTE, OFFER, SELL OR OTHERWISE TRANSFER THIS NOTE EXCEPT: (A) TO THE CORPORATION, (B) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S OR (C) PURSUANT TO ANY OTHER AVAILABLE EXEMPT OR EXCLUSION FROM THE REGISTRATION REQUIREMENT OF THE U.S. SECURITIES ACT; AND (3) AGREES THAT DURING SUCH PERIOD THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS NOTE IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND; PROVIDED THAT THE CORPORATION, THE REGISTRAR AND THE TRANSFER AGENT SHALL HAVE THE RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO SUBCLAUSE (B) PRIOR TO THE END OF THE 40 CALENDAR DAY DISTRIBUTION COMPLIANCE PERIOD WITHIN THE MEANING OF REGULATION S TO REQUIRE THAT AN OPINION OF COUNSEL, CERTIFICATIONS AND/OR OTHER INFORMATION REASONABLY SATISFACTORY TO THE CORPORATION, THE REGISTRAR AND THE TRANSFER AGENT IS COMPLETED AND DELIVERED BY THE TRANSFEROR. AS USED HEREIN, THE TERMS OFFSHORE TRANSACTION, UNITED STATES AND U.S. PERSON HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S.

33

THIS NOTE MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (I) AS PART OF ITS DISTRIBUTION AT ANY TIME OR (II) OTHERWISE UNTIL 40 DAYS AFTER THE LATER OF THE DATE OF THE COMMENCEMENT OF THE OFFERING AND THE DATE OF ORIGINAL ISSUANCE, EXCEPT IN EITHER CASE IN ACCORDANCE WITH AN EXEMPTION UNDER THE SECURITIES ACT.

(g)	The Contingent Right shall bear the following additional U.S. legend (until at least 40 calendar days from the Closing Date and then Seabridge agrees to remove such U.S. legend from the Contingent Right at the written request of the holder of the Contingent Right provided that Seabridge receives a written confirmation from the Purchaser that there are no unsold allotments of the Contingent Right):

UNTIL 40 CALENDAR DAYS AFTER THE LATER OF THE DAY ON WHICH THE CONTINGENT RIGHT IS FIRST OFFERED TO PERSONS OTHER THAN DISTRIBUTORS (AS DEFINED IN REGULATION S (“REGULATION S”) UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”)) AND THE DATE OF THE CLOSING OF THE OFFERING OF THE CONTINGENT RIGHT, AN OFFER OR SALE OF THE CONTINGENT RIGHT WITHIN THE UNITED STATES MAY VIOLATE THE REGISTRATION REQUIREMENT OF THE U.S. SECURITIES ACT.

THIS CONTINGENT RIGHT HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OR OTHER SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THIS CONTINGENT RIGHT MAY NOT BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED UNLESS THE TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENT OF THE U.S. SECURITIES ACT.

THE HOLDER OF THIS CONTINGENT RIGHT BY ITS ACCEPTANCE HEREOF: (1) REPRESENTS THAT IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS CONTINGENT RIGHT IN AN OFFSHORE TRANSACTION PURSUANT TO REGULATION S, FOR ITS OWN ACCOUNT AND NOT WITH A VIEW TO ANY RESALE OR DISTRIBUTION OF THIS CONTINGENT RIGHT IN VIOLATION OF U.S. FEDERAL OR STATE SECURITIES LAWS; (2) AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES THAT IT WILL NOT PRIOR TO THE DATE WHICH IS 40 CALENDAR DAYS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF OR THE LAST DAY ON WHICH SEABRIDGE GOLD INC. (“SEABRIDGE”) OR ANY AFFILIATE OF SEABRIDGE WERE THE OWNERS OF THIS CONTINGENT RIGHT, OFFER, SELL OR OTHERWISE TRANSFER THIS CONTINGENT RIGHT EXCEPT: (A) TO SEABRIDGE, (B) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S OR (C) PURSUANT TO ANY OTHER AVAILABLE EXEMPT OR EXCLUSION FROM THE REGISTRATION REQUIREMENT OF THE U.S. SECURITIES ACT; AND (3) AGREES THAT DURING SUCH PERIOD THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS CONTINGENT RIGHT IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND; PROVIDED THAT SEABRIDGE, THE REGISTRAR AND THE TRANSFER AGENT SHALL HAVE THE RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO SUBCLAUSE (B) PRIOR TO THE END OF THE 40 CALENDAR DAY DISTRIBUTION COMPLIANCE PERIOD WITHIN THE MEANING OF REGULATION S TO REQUIRE THAT AN OPINION OF COUNSEL, CERTIFICATIONS AND/OR OTHER INFORMATION REASONABLY SATISFACTORY TO SEABRIDGE, THE REGISTRAR AND THE TRANSFER AGENT IS COMPLETED AND DELIVERED BY THE TRANSFEROR. AS USED HEREIN, THE TERMS OFFSHORE TRANSACTION, UNITED STATES AND U.S. PERSON HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S.

34

THIS CONTINGENT RIGHT MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (I) AS PART OF ITS DISTRIBUTION AT ANY TIME OR (II) OTHERWISE UNTIL 40 DAYS AFTER THE LATER OF THE DATE OF THE COMMENCEMENT OF THE OFFERING AND THE DATE OF ORIGINAL ISSUANCE, EXCEPT IN EITHER CASE IN ACCORDANCE WITH AN EXEMPTION UNDER THE SECURITIES ACT.

(h)	Payment Shares issued to a person in the United States or a U.S. Person, upon the original issuance of those Payment Shares and until such time as is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, all certificates representing the Payment Shares issued to a holder in the United States or to a U.S. Person and all certificates issued in exchange therefor or in substitution thereof, may be required to bear a legend substantially in the following form (as may be reasonably determined by counsel to Seabridge):

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT), OR U.S. STATE SECURITIES LAWS, BY PURCHASING OR OTHERWISE HOLDING SUCH SECURITIES, THE HOLDER AGREES FOR THE BENEFIT OF SEABRIDGE GOLD INC. (THE “CORPORATION”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION; OR (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; OR (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENT UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144A THEREUNDER, IF AVAILABLE, OR (II) RULE 144 THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS; OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(II) OR (D) ABOVE (OR (B) IF REQUIRED BY THE TRANSFER AGENT), THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE OF EXEMPTION OR EXCLUSION, EACH CASE REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

Provided, that if any part of the Payment Shares is being sold in accordance with Rule 904 of Regulation S, the legend may be removed prior to such transaction by providing a declaration to the registrar and transfer agent in such form as Seabridge may prescribe from time to time in order to comply with applicable law, together with any other evidence, which may include an opinion of counsel of recognized standing reasonably satisfactory to Seabridge (or the Transfer Agent) to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act.

9.	USE OF PROCEEDS

The Corporation shall use the proceeds from the issuance of the Unit exclusively for the substantial start budget set out in Schedule D of the Note (as may be updated from time to time, provided that any changes that increase or decrease any such budget items by more than ten percent (10%), individually or in the aggregate, shall be subject to the Purchaser’s prior written consent (not to be unreasonably withheld)) to further the development of the Property.

35

10.	INDEMNITY

The Issuer Parties joint and severally agree to indemnify and hold harmless the Purchaser, its Affiliates, and their respective directors, officers, employees, agents, legal and other advisers and shareholders (collectively, the “Purchaser Indemnified Parties”) from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Issuer Parties contained herein or in any other Transaction Document or any other document furnished by the Issuer Parties to the Purchaser in connection with the Closing being untrue in any material respect. Each of Seabridge and the Corporation, respectively, agree to indemnify and hold harmless the Indemnified Parties for any breach or failure by it to comply with any covenant or agreement made by it, respectively, herein or in any other Transaction Document or any other document furnished by the Issuer Parties to the Purchaser in connection herewith.

The Purchaser agrees to indemnify and hold harmless the Issuer Parties, their Affiliates and their directors, officers, employees, agents, legal and other advisers and shareholders (collectively, the “Issuer Indemnified Parties”) from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Purchaser contained herein or in any other Transaction Document or any other document furnished by the Purchaser to the Issuer Parties in connection with the Closing being untrue in any material respect. The Purchaser agrees to indemnify and hold harmless the Issuer Indemnified Parties for any breach or failure by it to comply with any covenant or agreement made by it herein or in any other Transaction Document or any other document furnished by the Purchaser to the Issuer Parties in connection herewith.

To the extent that any person entitled to be indemnified hereunder is not a party to this Subscription Agreement, the Purchaser or the Issuer Parties, as the context requires, shall obtain and hold the rights and benefits of this Subscription Agreement in trust for, and on behalf of, such person and such person shall be entitled to enforce the provisions of this Section 10 notwithstanding that such indemnified person is not a party to this Subscription Agreement.

11.	PERSONAL INFORMATION AUTHORIZATION

(a)	By executing this Subscription Agreement, the Purchaser hereby consents to the collection, use and disclosure of the personal information provided herein and other personal information provided by the Purchaser or collected by the Issuer Parties or their agents as reasonably necessary in connection with the Purchaser’s subscription for the Unit (collectively, “personal information”) as follows: (i) the Issuer Parties may use personal information and disclose personal information to intermediaries such as legal counsel and withholding and/or transfer agents for the purposes of determining the Purchaser’s eligibility to invest in the Unit and for managing and administering the Purchaser’s investment in the Unit; (ii) the Issuer Parties, agents and advisors, may each collect, use and disclose personal information for the purposes of meeting legal, regulatory, self-regulatory, security and audit requirements (including any applicable tax, securities, money laundering or anti-terrorism legislation, rules or regulations) and as otherwise permitted or required by law, which disclosures may include disclosures to tax, securities or other regulatory or self-regulatory authorities in Canada and/or in foreign jurisdictions, if applicable, in connection with the regulatory oversight mandate of such authorities; (iii) the Issuer Parties, agents and advisors may use personal information and disclose personal information to parties connected with the proposed or actual transfer, sale, assignment, merger or amalgamation of the Issuer Parties or their business or assets or similar transactions, for the purpose of permitting such parties to evaluate and/or proceed with and complete such transaction, and (iv) the Issuer Parties may disclose personal information to the TSX and other stock exchanges on which securities of the Issuer Parties are listed and the Purchaser expressly consents to the collection, use and disclosure of such personal information by the TSX and such other stock exchanges, from time to time. Purchasers, assignees and successors of the Issuer Parties or their businesses or assets may collect, use and disclose personal information as described in this Subscription Agreement. The Purchaser acknowledges that the Issuer Parties’ agents or intermediaries may be located outside of Canada, and personal information may be transferred and/or processed outside of Canada for the purposes described above, and that measures the Issuer Parties may use to protect personal information while handled by agents, intermediaries or other third parties on its behalf, and personal information otherwise disclosed or transferred outside of Canada for the purposes described above, are subject to legal requirements in foreign countries applicable to the Issuer Parties, or such third parties, for example lawful requirements to disclose personal information to government authorities in those countries.

36

(b)	If the Purchaser is resident in, or otherwise subject to the applicable securities legislation of Ontario and/or British Columbia, the Purchaser acknowledges (i) the delivery to the Ontario Securities Commission and British Columbia Securities Commission, as applicable, of the Purchaser’s full name, residential address and telephone number, the number and type of securities purchased by the Purchaser, the total purchase price, the exemption relied on, and the date of distribution, (ii) that such information is being collected indirectly by the Ontario Securities Commission and British Columbia Securities Commission, as applicable, under the authority granted to it in securities legislation, (iii) that such information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario and British Columbia, and (iv) that the Administrative Support Clerk at the Ontario Securities Commission, 20 Queen Street West, 22nd Floor, Toronto, Ontario M5H 3S8, telephone (416) 593-3684 and the British Columbia Securities Commission, by mail to Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1L2, or by telephone at (604) 899-6500 or 1-800-373-6393 can be contacted to answer questions about the Ontario and British Columbia Securities Commissions’ indirect collection of such information. The Purchaser hereby authorizes the indirect collection of such information by the Ontario and British Columbia Securities Commissions.

12.	NOTICES

Any notice, direction or other communication required or permitted to be given hereunder shall be in writing and given by delivering it or sending it by e-mail, facsimile or other similar form of recorded communication, addressed as follows:

(a)	if to the Corporation or Seabridge:

(b)	c/o Seabridge:

Seabridge Gold Inc.

106 Front Street East

Suite 400

Toronto, ON M5A 1E3

Canada

Attention:	CEO
Facsimile:	[***]
Email:	[***]

(c)	if to the Purchaser:

Sprott Private Resource Streaming and Royalty (B) Corp.

[***]
[***]
[***]

Attention:	Michael Harrison

Facsimile:	N/a

Email:	[***]

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day). Any Party may at any time change its address for service from time to time by giving notice to the other Party in accordance with this Section 12.

37

13.	LIMITED RECOURSE

Notwithstanding any other provision hereof, other than with respect to losses, claims, damages and liabilities suffered by the Purchaser as a result of: (a) a breach by Seabridge of the Issuer Parties’ Fundamental Representations; or (b) the gross negligence of (it being acknowledged that ordinary negligence does not necessarily constitute gross negligence) or fraud or wilful misconduct by Seabridge, (in the case of this subsection (b), as determined by a court of competent jurisdiction by final and non-appealable judgment), the only remedy that the Purchaser shall have against Seabridge hereunder in the event of any indemnity claim under Section 10 hereof or any breach of covenant or representation and warranty given by an Issuer Party or any other obligation of an Issuer Party hereunder is to realize upon the Collateral provided by Seabridge. For greater certainty, it is hereby declared that the Purchaser shall in no circumstance have any right of payment from Seabridge hereunder independent of the foregoing.

14.	MISCELLANEOUS

14.1	Modification.

Subject to the terms hereof, neither this Subscription Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing signed by the Corporation and the Purchaser and, if applicable, Seabridge.

14.2	Consultation.

The Issuer Parties and the Purchaser shall consult with each other before issuing any press release or making any other public announcement with respect to this Subscription Agreement or the transactions contemplated hereby and, except as required by any applicable Law or regulatory requirement, neither the Issuer Parties nor the Purchaser shall issue any such press release or make any such public announcement without the prior written consent (which may be by e-mail) of the other, which consent shall not be unreasonably withheld or delayed. It is understood that Seabridge will file a copy of this Subscription Agreement publicly on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) in accordance with Applicable Securities Laws.

14.3	Governing Law.

This Subscription Agreement shall be governed by and construed in accordance with, and the respective rights and obligations of the Parties shall be governed by, the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein, and each of the Parties hereto hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia.

38

14.4	Successors and Assigns.

(a)	This Subscription Agreement shall enure to the benefit of and shall be binding on and enforceable by the Parties and, where the context so permits, their respective successors and permitted assigns.

(b)	The Purchaser or a Disclosed Principal may assign any of its rights or obligations hereunder in connection with an assignment of the Note and the Contingent Right without the prior written consent of the Issuer Parties.

(c)	In addition, and notwithstanding anything in this Subscription Agreement to the contrary, in the event that: (a) all of the conditions set forth in Section 4.4 are satisfied or waived as of the date on which the Closing should have occurred pursuant to Section 4.1 (excluding conditions that, by their terms, are to be satisfied at the Closing, each of which is capable of being satisfied assuming the Closing occurred on such date); and (b) the Issuer Parties have irrevocably notified the Purchaser and the Disclosed Principal in writing that they are ready, willing and able to consummate the transactions contemplated in this Subscription Arrangement, then in the event that the Purchaser fails to pay the Purchase Price in accordance with this Subscription Agreement, (x) the Disclosed Principal shall pay $125,000,000 to the Corporation, (y) the Disclosed Principal shall have the same rights enjoyed by the Purchaser in this Agreement, mutatis mutandis, and (z) the Purchaser shall hold, and will initially hold legal title and interest for the $125,000,000 portion of the Note as nominee, agent and bare trustee for and on behalf of the Disclosed Principal, $125,000,000 of the Note for the benefit of the Disclosed Principal and, in such case, the Purchaser shall also hold, as nominee, agent and bare trustee for the benefit of the Disclosed Principal, the Contingent Right Certificate, in which the Disclosed Principal shall have a pro-rata interest (including any shares issued in connection therewith) in accordance with its pro-rata interest in the Note. For greater certainty, the foregoing circumstance shall leave the Purchaser with an outstanding obligation to fund the balance of the Purchase Price, being $100,000,000, at Closing. Furthermore, notwithstanding the other terms of this Agreement, in the event the Purchaser does not fund its $100,000,000 or the Disclosed Principal does not fund its $125,000,000 the Corporation shall be entitled to terminate this agreement without derogating with respect to its rights in respect of such breach.

14.5	Entire Agreement.

The Transaction Documents, the Royalty Agreement, the Confidentiality Agreement and any other agreements or instruments required thereunder constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in the Transaction Documents, the Royalty Agreement, the Confidentiality Agreement and any other agreements or instruments required thereunder.

14.6	Amendments.

No amendment of any provision of this Subscription Agreement shall be binding on any Party unless consented to in writing by such Party.

39

14.7	Further Assurances.

Each of the Parties hereto shall promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Parties hereto may require, acting reasonably, from time to time for the purpose of giving effect to the Transaction Documents, the Royalty Agreement and any other agreements or instruments required thereunder and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to the full extent the provisions of the Transaction Documents, the Royalty Agreement and any other agreements or instruments required thereunder.

14.8	Time of Essence.

Time shall be of the essence of this Subscription Agreement.

14.9	Severability.

If any provision hereof is illegal, invalid or unenforceable, such provision shall be deemed to be severed and deleted from this Subscription Agreement and such illegality, invalidity or unenforceability shall not in any manner affect the validity or enforceability of the remainder hereof. Where a provision of this Agreement is prohibited or unenforceable, the Parties must negotiate in good faith to replace the invalid provision by a provision which is in accordance with applicable Law and which must be as close as possible to the Parties’ original intent and appropriate consequential amendments (if any) will be made to this Agreement.

14.10	Waiver.

A waiver of any default, breach or non-compliance under this Subscription Agreement is not effective unless in writing and signed by the Party to be bound by the waiver. No waiver shall be inferred from or implied by any act or delay in acting by a Party in respect of any default, breach or non-observance or by anything done or omitted to be done by the other Party. The waiver by a Party of any default, breach or non-compliance under this Subscription Agreement shall not operate as a waiver of that Party’s rights under this Subscription Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

14.11	Facsimile/Portable Document Format Subscriptions.

The Issuer Parties and the Purchaser shall be entitled to rely on e-mail of a pdf copy or other electronic delivery format of an executed copy of this Subscription Agreement, including the completed Schedules attached hereto, and such copy shall be legally effective to create a valid and binding agreement between the Purchaser and the Issuer Parties in accordance with the terms hereof.

14.12	Counterparts.

This Subscription Agreement may be executed in counterparts and each of such counterparts shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

[Remainder of page intentionally left blank]

40

SCHEDULE “A”

ELIGIBILITY CERTIFICATE for canadian purchasers

TO:	KSM MINING ULC (the “Corporation”)

AND TO:	SEABRIDGE GOLD INC. (“Seabridge”)

Reference is made to the subscription agreement among the Corporation, Seabridge and the undersigned (referred to herein as the “Subscriber”) dated as of the date hereof (the “Subscription Agreement”). Upon execution of this Subscriber Certificate by the Subscriber, this Subscriber Certificate shall be incorporated into and form a part of the Subscription Agreement.

Capitalized terms not otherwise defined herein have the meanings attributed to them in the Subscription Agreement and in National Instrument 45-106 – Prospectus and Registration Exemptions (“NI 45-106”).

In connection with the purchase of a Unit (as defined in the Subscription Agreement) consisting of a Note (as defined in the Subscription Agreement) and a Contingent Right (as defined in the Subscription Agreement), the Subscriber represents, warrants and covenants and certifies to the Corporation and Seabridge and acknowledges that the Corporation and Seabridge are relying thereon that:

Dollar amounts below are in Canadian currency.

General

A.	the Subscriber is resident in or otherwise subject to the laws of the jurisdiction set out as the “Purchaser’s Address” indicated on the face page of the Subscription Agreement and, unless the Subscriber has filled out the “Disclosed Principal” section of the Subscription Agreement, is purchasing as principal for its own account and not for the benefit of any other person, for investment only, and not with a view to the resale or distribution of all or any of the securities forming part of the Unit; and

Prospectus Exemptions

B.	The Subscriber is an “accredited investor”, as such term is defined in NI 45-106, and as at the Closing Time the Subscriber falls within the category below:

a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements, and that was not created or used solely to purchase or hold the Unit as an accredited investor.

The foregoing representations are true and accurate as of the date of this certificate and will be true and accurate as of the Closing Time. If any such representation shall not be true and accurate prior to the Closing Time, the undersigned shall give immediate written notice of such fact to the Corporation and Seabridge.

Dated:_____________________, 2022
Name of Subscriber

Signature of Subscriber

If the Subscriber is a corporation, print name and title of Authorized Signing Officer

A-2

SCHEDULE “B”

NOTE CERTIFICATE

See attached.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (I) DATE OF ISSUANCE OF THIS SECURITY, AND (II) THE DATE THE ISSUER BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY.

UNTIL 40 CALENDAR DAYS AFTER THE LATER OF THE DAY ON WHICH THE NOTE AND ANY GUARANTEE IN RESPECT THEREOF (COLLECTIVELY, THE NOTE”) IS FIRST OFFERED TO PERSONS OTHER THAN DISTRIBUTORS (AS DEFINED IN REGULATION S (“REGULATION S”) UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”)) AND THE DATE OF THE CLOSING OF THE OFFERING OF THE NOTE, AN OFFER OR SALE OF THE NOTE WITHIN THE UNITED STATES MAY VIOLATE THE REGISTRATION REQUIREMENT OF THE U.S. SECURITIES ACT.

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OR OTHER SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THIS NOTE MAY NOT BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED UNLESS THE TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENT OF THE U.S. SECURITIES ACT.

THE HOLDER OF THIS NOTE BY ITS ACCEPTANCE HEREOF: (1) REPRESENTS THAT IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS NOTE IN AN OFFSHORE TRANSACTION PURSUANT TO REGULATION S, FOR ITS OWN ACCOUNT AND NOT WITH A VIEW TO ANY RESALE OR DISTRIBUTION OF THIS NOTE IN VIOLATION OF U.S. FEDERAL OR STATE SECURITIES LAWS; (2) AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES THAT IT WILL NOT PRIOR TO THE DATE WHICH IS 40 CALENDAR DAYS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF OR THE LAST DAY ON WHICH KSM MINING ULC (THE “CORPORATION”) OR ANY AFFILIATE OF THE CORPORATION WERE THE OWNERS OF THIS NOTE, OFFER, SELL OR OTHERWISE TRANSFER THIS NOTE EXCEPT: (A) TO THE CORPORATION, (B) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S OR (C) PURSUANT TO ANY OTHER AVAILABLE EXEMPT OR EXCLUSION FROM THE REGISTRATION REQUIREMENT OF THE U.S. SECURITIES ACT; AND (3) AGREES THAT DURING SUCH PERIOD THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS NOTE IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND; PROVIDED THAT THE CORPORATION, THE REGISTRAR AND THE TRANSFER AGENT SHALL HAVE THE RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO SUBCLAUSE (B) PRIOR TO THE END OF THE 40 CALENDAR DAY DISTRIBUTION COMPLIANCE PERIOD WITHIN THE MEANING OF REGULATION S TO REQUIRE THAT AN OPINION OF COUNSEL, CERTIFICATIONS AND/OR OTHER INFORMATION REASONABLY SATISFACTORY TO THE CORPORATION, THE REGISTRAR AND THE TRANSFER AGENT IS COMPLETED AND DELIVERED BY THE TRANSFEROR. AS USED HEREIN, THE TERMS OFFSHORE TRANSACTION, UNITED STATES AND U.S. PERSON HAVE THE MEANINGS GIVEN TO THEM BY REGULATIONS.

THIS NOTE MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (I) AS PART OF ITS DISTRIBUTION AT ANY TIME OR (II) OTHERWISE UNTIL 40 DAYS AFTER THE LATER OF THE DATE OF THE COMMENCEMENT OF THE OFFERING AND THE DATE OF ORIGINAL ISSUANCE, EXCEPT IN EITHER CASE IN ACCORDANCE WITH AN EXEMPTION UNDER THE SECURITIES ACT.

KSM MINING ULC
SECURED NOTE

NOTE CERTIFICATE NUMBER: [●]	PRINCIPAL AMOUNT: US$225,000,000

KSM Mining ULC, a corporation incorporated under the Laws of the Province of British Columbia, Canada (the “Borrower”), for value received, hereby acknowledges itself indebted and promises to pay to or to the order of Sprott Private Resource Streaming and Royalty (B) Corp., having an office at [***] (hereinafter referred to as the “Lender”), the principal amount of $225 million dollars ($225,000,000) (the “Principal Amount”) in lawful money of the United States in the manner hereinafter provided at the foregoing address of the Lender, or at such other place or places as the Lender may designate by notice in writing to the Borrower, on March [●], 2035, or such earlier date as the Principal Amount may become due and payable in accordance with the terms of this Note, and to pay interest to the Lender on the Principal Amount outstanding from time to time owing hereunder to the date of payment as hereinafter provided, both before and after maturity or demand, default and judgment.

Unless the Lender exercises the EAC Acceleration Right (as defined herein) or the PF Acceleration Right, the Lender agrees to purchase and the Borrower agrees to grant and sell, the Royalty (as defined herein) on the Maturity Date (as defined herein), and directs that the Borrower apply all of the outstanding Principal Amount be repaid to pay the Royalty Purchase Price by setting off the payment due by the Lender (or its nominee) for the purchase and issuance of the Royalty (as defined herein), at a price equal to the Principal Amount, and to receive any accrued and unpaid interest owing thereon on the Maturity Date.

Unless this Note is repaid pursuant to any set-off contemplated pursuant to Sections 3.3(b) or 6.1(d), the Principal Amount owing, together with any accrued and unpaid interest owing thereon and all other amounts now or hereafter payable hereunder, including the PF Acceleration Interest Premium or the EAC Acceleration Interest Premium (collectively, the “Obligations”) shall be due and payable on the Maturity Date, the EAC Accelerated Maturity Date or PF Accelerated Maturity Date, as the case may be, in accordance with the terms hereof. This Note is issued subject to the terms and conditions appended hereto as Schedule A.

IN WITNESS WHEREOF, the Borrower has caused this Note to be executed by a duly authorized officer.

DATED for reference this ___ day of [●], 2022.

KSM MINING ULC

Per:
[●]
[●]

Seabridge Gold Inc. (“Seabridge”), as the parent company of the Borrower, has agreed to be a party to this Note and to provide certain representations and warranties to the Lender, including with respect to any Common Shares (as defined herein) that are issued pursuant to the terms of this Note, provided that other than with respect to losses, claims, damages and liabilities suffered by the Lender as a result of: (a) a breach by Seabridge of the Issuer Parties’ Fundamental Representations (as defined in the Note Subscription Agreement); or (b) the gross negligence of (it being acknowledged that ordinary negligence does not necessarily constitute gross negligence) or fraud or wilful misconduct by Seabridge, in each case, as determined by a court of competent jurisdiction by final and non-appealable judgment (collectively, the “Seabridge Material Defaults”), the only remedy that the Lender shall have against Seabridge under this Note or any other Note Document is to realize upon the Collateral provided by Seabridge. For greater certainty, nothing herein shall be construed to make Seabridge a joint obligor of the Borrower’s payment Obligations under this Note, except to the extent of the Seabridge Guarantee and, other than with respect to a Seabridge Material Default, the Lender shall not have any right of payment against Seabridge under this Note or any other Note Document.

SEABRIDGE GOLD INC.

Per:
[●]
[●]

(See terms and conditions attached hereto)

Schedule A – Terms and Conditions for Secured Note

Article 1
INTERPRETATION

1.1 Definitions

In this Note, the following terms shall have the following meanings:

“Applicable Securities Laws” means the Securities Act (Ontario) and the securities Laws of any other province or territory of Canada, if applicable, and the rules, regulations and policies of any Canadian securities regulatory authority administering such securities Laws, as the same shall be in effect from time to time;

“Acquisition” means, with respect to the Borrower, any purchase or other acquisition by the Borrower, regardless of how accomplished or, of: (a) any other Person (including any purchase or acquisition of such number of the issued and outstanding securities of, or such portion of an equity interest in, such other Person so that such other Person becomes a Subsidiary of the Borrower or of any of its Affiliates) or of all or substantially all of the property of any other Person; or (b) any division, business, project, operation or undertaking of any other Person or of all or substantially all of the property of any division, business, project, operation or undertaking of any other Person;

“Anti-Corruption Laws” means, as applicable:

(i)	the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”);

(ii)	the Foreign Corrupt Practices Act of 1977 of the United States of America (the “FCPA”);

(iii)	the Bribery Act 2010 of the United Kingdom (the “UK Bribery Act”);

(iv)	laws pertaining to the disclosure of payments to governments, including but not limited to the Extractive Sector Transparency Measures Act (Canada);

(v)	any regulations under any of the above; and

(vi)	any other applicable Law which:

(a)	prohibits the offering of any gift, payment or other benefit to any person or any officer, employee, agent or adviser of such person; or

(b)	is broadly equivalent to the CFPOA, the FCPA or the UK Bribery Act or has as its objective the prevention of corruption,

and is applicable in the jurisdictions in which the Borrower or any of its Affiliates is registered or conducts business or in which their operations are to be conducted;

“Authorization” means any authorization, approval, consent, concession, exemption, license, lease, grant, permit, franchise, right (including surface rights, access rights, rights of way, privileges, concessions or franchises granted to or held by the Borrower by, or required to be obtained from, any Person (including a Governmental Body), for the exploration of the Property or the construction, development and operation of the Project), privilege or no-action letter from any Governmental Body having jurisdiction with respect to any specified Person, property, transaction or event, or with respect to any of such Person’s property or business and affairs (including any zoning approval, mining permit, development permit or building permit) or from any Person in connection with any easements, contractual rights or other matters, but in each case excludes the Property;

“Beneficial Owner” means any Person who holds a beneficial interest in this Note as shown in the books and records of the Lender;

“Borrower Equity Interests” means, with respect to the Borrower, any and all present and future shares (including without limitation preference shares), units, trust units, partnership or other interests, participations or other equivalent rights in the Borrower’s equity or capital, however designated and whether voting or non-voting and any and all rights (including rights to cash and share distributions), warrants, options or other rights exchangeable or convertible into any of the foregoing but excluding any debt securities convertible or exchangeable into such equity;

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in Vancouver, British Columbia or Toronto, Ontario are authorized by Law to close;

“Change of Control” means:

(i)	any transaction (whether by purchase, Merger or otherwise) whereby a Person or Persons acting jointly or in concert (within the meaning of Applicable Securities Laws) directly or indirectly acquires the right to cast, at a general meeting of shareholders of the Borrower, more than 50% of the votes attached to the Common Shares that may be ordinarily cast at a general meeting or otherwise acquires control of the Borrower through the occupation of a majority of the seats (other than the vacant seats) on the board of the Borrower by individuals who were neither (i) nominated by the board of the Borrower nor (ii) appointed, approved or endorsed by members of the board of the Borrower;

(ii)	the Borrower’s Merger with or into any other Person, or any Merger of another Person into the Borrower, unless the holders of voting securities of the Borrower immediately prior to such Merger hold securities representing 50% or more of the voting control or direction in the Borrower or the successor entity upon completion of the Merger; or

(iii)	any conveyance, transfer, sale lease or other disposition of all or substantially all of the Borrower’s assets and properties, taken as a whole, to another arm’s length Person;

“Change of Control Interest Premium” [***];

“Collateral” means:

(i)	the Borrower Equity Interests;

(ii)	all intercompany receivables from time to time owing by Seabridge to the Borrower and by the Borrower to Seabridge;

(iii)	all of the Borrower’s presently owned and after-acquired undertaking, property and assets (including, without limitation, the Project Property); and

(iv)	all proceeds in any form derived directly or indirectly from any dealing with all or any part of the property, rights, interests or benefits described in this definition inclusive of the proceeds of those proceeds, all as more particularly described in the Security Documents;

“Commercial Production” means the operation of all or part of the Property as a producing mine, but does not include bulk sampling or milling for the purpose of testing or milling by a pilot plant, and will be deemed to have commenced on the first day of the month following the first thirty (30) consecutive days during which minerals have been produced from a mine at an average rate of not less than 70% of the initial rated capacity if a plant is located on the Property or if no plant is located on the Property, the last day of the first period of thirty (30) consecutive days during which ore has been shipped from the Property on a reasonably regular basis for the purpose of earning revenues, whether to a plant or facility constructed for that purpose or to a plant or facility already in existence;

“Common Shares” means the common shares in the capital of Seabridge, or the common shares of the continuing corporation or other resulting issuer formed as a result of a Merger;

“Confidential Information” has the meaning attributed thereto in Section 8.10(a);

“Contingent Right” means the security, issued by Seabridge, evidencing its contingent obligation to issue, and the Lender’s contingent right to be paid, the Payment Shares in accordance with a Share Payment Election delivered to the Lender pursuant to the terms of this Note;

“Disclosure Letter” means the disclosure letter delivered to the Lender by Seabridge and the Borrower pursuant to the Note Subscription Agreement and dated the same date as the Note Subscription Agreement;

“EA Certificate” means Environmental Assessment Certificate #M14-01 (Certificate) for the Kerr-Sulphurets-Mitchell Project issued on July 29, 2014 to the Borrower, as amended or extended from time to time;

“EAC Acceleration Right” has the meaning attributed thereto in Section 2.4(b);

“EAC Acceleration Interest Premium” means an interest pre-payment penalty of 10% of the Principal Amount on the Effective Date;

“EAC Accelerated Maturity Date” has the meaning attributed thereto in Section 2.4(b);

“EAC Expiry Date” means the date upon which the EA Certificate expires;

“EAO” means the British Columbia Environmental Assessment Office;

“Effective Date” means the date of this Note;

“Eligible Transferee” means a Qualified Project Operator; provided that no such Qualified Project Operator or any of their respective Affiliates shall be a Sanctioned Person or a Sanctioned Entity or otherwise be in non-compliance with Anti-Corruption Laws (including, to the extent that Anti-Corruption Laws do not apply to any such Person, as if such Person was subject to all Anti-Corruption Laws);

“Exchange” means either Toronto Stock Exchange or New York Stock Exchange, with the determination based on which has the majority of the trading volume and value of the Common Shares at the applicable time (or if the Borrower’s Common Shares are not then listed on an Exchange, such other recognized stock exchange or quotation system on which the Common Shares may trade or be quoted provided that, prior to issuing any Payment Shares to the Lender, such other stock exchange or quotation system is acceptable to the Lender, acting reasonably);

“Exchange Rate” means, for any date, in the case of a conversion of an amount denominated in one currency into another currency, the daily spot rate on the business day preceding such date announced by the Bank of Canada for exchanging the one currency into the other currency; provided that if such rate is not available on the applicable date, then such rate shall be determined as of the immediately preceding date on which such rate is available;

“Excluded Taxes” means, with respect to the Lender or any Beneficial Owner, any Taxes imposed or collected by a jurisdiction by reason of the Lender or any Beneficial Owner (as applicable), being incorporated or resident in that jurisdiction, or having a permanent establishment in that jurisdiction, in each case determined by application of the laws of that jurisdiction (other than where such Tax is imposed on or collected by any jurisdiction and such Tax arises in connection with entering into, benefitting from or enforcing rights under the Note Documents);

“Event of Default” has the meaning attributed thereto in Section 6.1;

“Good Industry Practice” means, in relation to any decision or undertaking, the exercise of that degree of diligence, skill, care, prudence, oversight, economy, financial acumen and stewardship which is commonly observed or would reasonably be expected to be observed by skilled and experienced professionals in the Canadian mining industry engaged in the same type of undertaking under the same or similar circumstances;

“Governmental Body” means any federal, provincial, state, territorial, regional, municipal, local government or authority, quasi government authority, fiscal or judicial body, government or self-regulatory organisation, commission, board, tribunal, organisation, stock exchange or any regulatory, administrative or other agency, or any political or other subdivision, department, or branch of any of the foregoing including any indigenous or native body (or both, as the case may be) exercising governance powers by right, title or custom;

“IFRS” means the International Financial Reporting Standards adopted by the International Accounting Standards Board from time to time;

“Interest Payment Date” means (i) for any particular Interest Period, on or before the second (2nd) Business Day following the end of each Interest Period, and (ii) the Set-off Date (in relation to the accrued and unpaid interest on the Principal Amount of the Note);

“Interest Period” means the period commencing on the Effective Date and ending three (3) months following the Effective Date of this Note, and each successive three (3) month period until the Maturity Date, the EAC Accelerated Maturity Date or PF Accelerated Maturity Date, as the case may be;

“Law” includes:

(i)	Federal, Provincial, State and local government legislation including regulations and by-laws;

(ii)	legislation of any jurisdiction other than those referred to in paragraph (a) with which a party must comply;

(iii)	common law and equity;

(iv)	judgments, decrees, writs, administrative interpretations, guidelines, policies, injunctions, orders or the like, of any Governmental Body with which a party is legally required to comply; and

(v)	Governmental Body requirements and consents, certificates, licences, permits and approvals (including conditions in respect of those consents, certificates, licences, permits and approvals);

“Lien” means, with respect to any Person, any mortgage, lien, pledge, charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale or other title retention agreement, upon or with respect to any property of such Person;

“Losses” means any and all damages, claims, losses, liabilities, fines, injuries, costs, penalties and expenses (including reasonable legal fees);

“Material Adverse Effect” means any change, event, occurrence, condition, circumstance, effect, state of facts or development that has, or would reasonably be expected to have, individually or in the aggregate, a material and adverse effect on:

(i)	the assets, liabilities (absolute, accrued, contingent or otherwise), affairs, business, capital, condition (financial or otherwise), operations, permits, properties or prospects of the Borrower or Seabridge taken as a whole, provided that it shall not include any such event, change or effect resulting from: (i) the announcement of the execution of this Note or the transactions contemplated herein or the performance of the covenants and obligations herein; (ii) any action taken by the Borrower or Seabridge at the request of the Lender or as required under this Note or any Security Document, or the failure to take any action prohibited by this Note or any Security Document; (iii) changes in economic or political conditions or securities or currency markets in general, except where any such change has a materially disproportionate effect on the Borrower or Seabridge; (iv) changes in applicable Laws (other than orders, judgments or decrees against the Borrower or Seabridge, as the case may be) or in IFRS, except where any such change has a materially disproportionate effect on the Borrower or Seabridge; (v) any commencement or continuation of hostilities, war, natural disaster, pandemic (other than the Covid-19 pandemic), epidemic or any escalation in severity of the Covid-19 pandemic since the Effective Date; (vi) changes in commodity prices or changes generally affecting the global mining industry; or (vii) any decrease in the market price or any decline in the trading volume of Common Shares on the TSX (it being understood, however, that any event, change or effect causing or contributing to any such decreases in market price may constitute a Material Adverse Effect and may be taken into account in determining whether a Material Adverse Effect has occurred);

(ii)	the ability of the Borrower or Seabridge to perform its material obligations under Transaction Documents or, if executed and delivered, the Royalty Agreement; or

(iii)	the legality, validity, binding effect or enforceability of the Transaction Documents or the Royalty Agreement, as applicable;

“Maturity Date” means the date on which the first of the following occurs;

(i)	if the EAC Acceleration Right never becomes exercisable, March [●], 2032;

(ii)	the date the KSM Project reaches Commercial Production; and

(iii)	March [●], 2035;

“Merger” means any transaction (whether by way of consolidation, amalgamation, plan of arrangement, merger, transfer, sale or lease) whereby all or substantially all of the entity’s shares or assets would become the property of any other Person, or, in the case of any such consolidation, amalgamation, plan of arrangement or merger, there is a continuing corporation or other entity resulting therefrom other than the entity;

“Note” means this secured note, as it may be amended, modified, extended, renewed, replaced, restated or supplemented from time to time in accordance with the terms hereof;

“Note Documents” means this Note, the Note Subscription Agreement, each of the Security Documents, and any documents executed and delivered under any of the foregoing;

“Note Subscription Agreement” means the note subscription agreement dated as of February 25, 2022 between the Borrower, Seabridge and the Lender;

“OFAC” means The Office of Foreign Assets Control of the US Department of the Treasury;

“Other Taxes” means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any Security Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Note or any Security Document;

“Payment Shares” has the meaning attributed thereto in Section 2.3(a);

“Person” means an individual, partnership, corporation, unlimited liability company, joint venture, association, trust, unincorporated organization, or a Governmental Body;

“Permitted Acquisition” means an Acquisition that meets the following criteria:

(i)	no Event of Default is continuing on the date of the acquisition or would occur as a result of such Acquisition;

(ii)	the Person or Persons from whom the Acquisition is made are at arm’s length to the Borrower and its Affiliates;

(iii)	the relevant business is complimentary to, or substantially the same as that carried on by the Borrower;

(iv)	the relevant business is incorporated in, and/or substantially all of the assets are located in, British Columbia, Canada;

(v)	the Borrower has provided the Lender with no less than 10 Business Days’ advance written notice of the subject Acquisition together with reasonable detail of the assets to be acquired and the consideration to be paid therefor and concurrent therewith the Borrower shall have provided the Lender with an irrevocable undertaking, in form and substance satisfactory to the Lender, to provide such supplemental Security and guarantees in respect of the subject Acquisition as the Lender may reasonably require; and

(vi)	the cash component of the aggregate purchase price for the Acquisition (including any direct or indirect payments made to the Person or Persons from whom the Acquisition is made), when totalled with the cash component of the aggregate purchase price for all other Acquisitions made during the previous twenty-four months does not exceed $10,000,000.

“Permitted Debt” means, with respect to the Borrower:

(i)	indebtedness under this Note;

(ii)	the Pretium Secured Obligations;

(iii)	indebtedness incurred pursuant to Project Financing;

(iv)	purchase money security debt or capital leases for equipment necessary for the development, construction or operation of the Property;

(v)	any intercompany indebtedness between the Borrower and Seabridge, provided such indebtedness is subject to a subordination and postponement agreement in form and substance satisfactory to the Lender and collaterally assigned to the Lender pursuant to the Security;

(vi)	a guarantee or other contingent obligation in respect of Permitted Debt;

(vii)	any indebtedness arising under a future forward foreign exchange transaction, currency swap transaction, rate floor transaction, rate collar transaction, and any other exchange or rate protection transaction, or any combination of such transaction or any option with respect to any such transaction entered into by the Borrower (provided that such hedging transaction is not entered into for investment or speculative purposes nor on a margined basis);

(viii)	any and all indebtedness, up to a maximum aggregate amount of $5,000,000, incurred or assumed by the Borrower after the date of issue of this Note in respect of which all obligations of payment and performance, together with all security interests or collateral granted as security for payment and performance, are fully postponed and subordinated to the indebtedness owed to the Lender;

(ix)	trade indebtedness, obligations and liabilities, income tax payable, accounts payable and other accrued liabilities incurred in the ordinary course of business;

(x)	indebtedness in respect of surety bonds, letters of credit or bank guarantees in favour of a Governmental Body in connection with any reclamation or remediation obligations relating to the Project; and

(xi)	any unsecured indebtedness not permitted by the preceding paragraphs (i) to (x) and the outstanding amount of which does not exceed $10,000,000 in aggregate for the Borrower at any time;

“Permitted Liens” means:

(i)	Liens granted pursuant to the Security;

(ii)	Liens as existed on the Effective Date as disclosed in the Disclosure Letter;

(iii)	Liens securing Project Financing;

(iv)	the Royal Gold Option Agreement and the royalties which may be acquired thereunder;

(v)	Liens securing the Pretium Secured Obligations;

(vi)	Liens imposed by any Governmental Body for any Taxes not yet due and delinquent or which are being contested in good faith and for which adequate reserves have been set aside by the Borrower in accordance with IFRS;

(vii)	Liens securing indebtedness permitted under subparagraphs (iv), (v) and (viii) of the definition of Permitted Debt;

(viii)	carrier’s, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction and other like Liens arising by operation of applicable Law, arising in the ordinary course of business and securing amounts (i) which are not overdue for a period of more than 30 days, or (ii) which are being contested in good faith and by appropriate proceedings and, during such period during which amounts are being so contested, such Liens shall not be executed on or enforced against any of the assets of the Borrower, provided that (iii) the Borrower shall have set aside on its books reserves deemed adequate therefor and not resulting in qualification by auditors, (iv) the Borrower is in compliance with any corresponding holdback requirements under applicable legislation;

(ix)	undetermined or inchoate Liens and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with applicable Law or of which written notice has not been duly given in accordance with applicable Law or which although filed or registered, relate to obligations not due and delinquent, including without limitation statutory Liens incurred, or pledges or deposits made, under worker’s compensation, employment insurance and other social security legislation;

(x)	Liens or deposits to secure the performance of bids, tenders, expropriation proceedings, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature (other than for borrowed money) incurred in the ordinary course of business;

(xi)	Liens over cash collateral up to a maximum of $10,000,000 at any particular time securing indebtedness permitted under subparagraph (vii) in the definition of Permitted Debt;

(xii)	the Lien of any judgment or award rendered or the Lien of any claim filed which is being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with IFRS;

(xiii)	securities to public utilities or to any municipalities or Governmental Bodies or other public authority when required by the utility, municipality or Governmental Bodies or other public authority in connection with the supply of services or utilities to the Borrower;

(xiv)	royalties existing on the Property on the Effective Date as disclosed in the Disclosure Letter;

(xv)	statutory Liens incurred or pledges or deposits made in favour of a Governmental Body to secure the performance of obligations of the Borrower under environmental Laws to which any assets of the Borrower are subject;

(xvi)	customary rights of set-off or combination of accounts in favour of a financial institution with respect to deposits maintained by it;

(xvii)	contractual rights of setoff granted in the ordinary course of business;

(xviii)	Liens or escrow arrangements with respect to cash deposits lodged in connection with a Permitted Acquisition;

(xix)	any right reserved to or vested in any Governmental Body by the terms of any lease, licence, franchise, grant, claim or permit held or acquired by the Borrower, or by any statutory provision, to terminate the lease, licence, franchise, grant, claim or permit to purchase assets used in connection therewith or to require annual or other periodic payments as a condition of the continuance thereof;

(xx)	any reservations, limitations, provisos and conditions expressed in original grants from any Governmental Body or the term of any lease from any Governmental Body;

(xxi)	any applicable municipal or other restrictions by a Governmental Body affecting the use of land or the nature of any structures which may be erected thereon, any minor encumbrance, such as easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other persons, rights-of-way for sewers, electric lines, telegraph and telephone lines, oil and natural gas pipelines and other similar purposes, or zoning or other restrictions applicable to the use of real property by the Borrower;

(xxii)	Liens expressly consented to in writing by the Lender; and

(xxiii)	any extension, renewal or replacement of any of the foregoing;

“PF Acceleration Right” has the meaning attributed thereto in Section 2.4(a);

“PF Acceleration Interest Premium” means an interest pre-payment penalty of 10/3% of the Principal Amount on the Effective Date;

“PF Accelerated Maturity Date” has the meaning attributed thereto in Section 2.4(a);

“Pretium Property Purchase Agreement” means the property purchase agreement dated as of December 4, 2020 among the Borrower, Pretium Exploration Inc. and Pretium Resources Inc.;

“Pretium Royalty Agreement” means the snowfield net smelter returns royalty agreement dated as of December 16, 2020 between the Borrower and Pretium Exploration Inc.;

“Pretium Secured Obligations” means all obligations of the Borrower owed to Pretium Exploration Inc. under the Pretium Property Purchase Agreement and the Pretium Royalty Agreement secured under the Pretium Security Agreement;

“Pretium Security Agreement” means the mortgage, charge and security agreement dated as of December 16, 2020 made by the Borrower in favour of Pretium Exploration Inc.;

“Project” means the Kerr-Sulphurets-Mitchell (including East Mitchell) mining project located in British Columbia, Canada, which comprises the Project Property, and including the exploration, construction, development, mining, production, processing, recovery, sale, transportation, storage and delivery operations in respect thereof;

“Project Authorizations” means all Authorizations (including environmental Authorizations) necessary for (a) the development, construction and/or mining operations of the Project, and (b) the commencement and/or ongoing Commercial Production of the Project;

“Project Financing” means any loan facility or other financing arrangement for indebtedness in favour of Seabridge or the Borrower provided by Project Lenders for the purpose of financing all or a portion of the costs of the development, construction, expansion or operation of a mine on the Property, including any refinancing thereof, in accordance with the development and/or mine plan for the Project adopted by the board of directors of the Borrower and that contains customary terms and conditions for mining projects similar in nature to the Project;

“Project Funding Expiry Date” means March [●], 2027;1

“Project Lenders” means any arm’s length lender, or syndicate of lenders, that provides any Project Financing;

“Project Property” means all of the property, assets, undertaking, approvals, licenses, permits and rights of the Borrower in and relating to the Project, whether now owned or existing or hereafter acquired or arising, including real property, buildings thereon, fixtures and improvements to real property (including all property, plant and equipment), personal property and mineral interests, and specifically including, but not limited to: (a) the Property and all minerals; (b) any and all interest in processing facilities; (c) all accounts, instruments, chattel paper, deposit accounts, documents, intangibles, goods (including inventory, equipment and fixtures), money, letter of credit rights, supporting obligations, claims, causes of action and other legal rights and investment property in each case relating to the Project; (d) all Project agreements and any other contracts relating to the Project; (e) all products, proceeds (including proceeds of proceeds), rents and profits of the foregoing; (f) all licenses, permits approvals, authorizations, consents, rights (including surface rights, access rights and rights of way), privileges, concessions or franchises held or required to be obtained for the development and operation of the Project; and (g) all books and records related to any of the foregoing;

[1]	NTD: date to be 5 years from effective date.

“Property” means 100% of the Project, comprising mining leases and mineral claims in British Columbia, Canada, all as more particularly described and shown on a map in schedule "A" attached to the Royalty Agreement, including any and all renewals, extensions and replacements of the said mining leases, mineral claims, permits and licences and shall also include any and all new mineral and real property tenures of the Borrower acquired to be included in, or used as part of, the Project;

“Qualified Project Operator”, in respect of a Transfer by the Borrower, means any ultimate parent owner that, collectively with its Subsidiaries which, following the completion of such transaction, will have a direct or indirect interest in the Project Property and will have assumed the Borrowers and each guarantor’s obligations under the Note Documents in proportion to its interest in the Project Property: (a) has sufficient financial resources and technical and operational capability to develop, own and operate the Project in accordance with Good Industry Practice and perform all of the Borrower’s and Seabridge’s obligations under the Note Documents and all material contracts, applicable Laws and Authorizations; and (b) has at least equivalent financial resources and technical and operational capability as the Borrower and Seabridge taken as a whole;

“Royal Gold Option Agreement” means the option agreement dated as of June 16, 2011 between Seabridge and RGLD Gold Canada, Inc., as amended by an amending agreement dated as of October 28, 2011 and further amended by a second amending agreement dated as of December 13, 2012 and assumed by the Borrower pursuant to the Deed of Accession dated October 31, 2019 between Seabridge and the Borrower;

“Royalty” means the royalty payable under the Royalty Agreement;

“Royalty Agreement” means the gross silver royalty agreement in the form attached as Schedule C and any other agreements or documents required to complete the transactions contemplated thereby;

“Royalty Percentage” means the “Royalty Percentage” as defined in the Royalty Agreement, which for greater certainty shall be 60%, unless increased by operation of Section 2.6;

“Royalty Promissory Note” has the meaning attributed thereto in Section 6.1(d)(ii);

“Royalty Purchase Price” means the “Purchase Price” as defined in the Royalty Agreement, which for greater certainty shall be $225,000,000;

“Royalty Retransfer Amount” has the meaning attributed thereto in Section 6.1(d)(v)(C);

“Sanctioned Entity” means (a) a country or a government of a country, (b) an agency of the government of a country, (c) an organization directly or indirectly controlled by a country or its government, or (d) a Person resident in or determined to be resident in a country, in each case, that is subject to a country Sanctions program administered and enforced by OFAC or by any Canadian or United States Governmental Body.

“Sanctioned Person” means any Person that:

(i)	is named, identified, described on or included on any of:

(a)	the lists maintained, issued or made under subsection 83.05(1) of the Criminal Code, the United Nations Act (Canada), the Special Economic Measures Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) (Canada), and the Freezing of Assets of Corrupt Foreign Officials Act (Canada);

(b)	the Denied Persons List, the Entity List or the Unverified List, compiled by the Bureau of Industry and Security, U.S. Department of Commerce;

(c)	the List of Statutorily Debarred Parties compiled by the U.S. Department of State;

(d)	the Specially Designated Nationals and Blocked Persons List compiled by OFAC;

(e)	orders issued under the International Emergency Economic Powers Act, 50 U.S.C., the Trading with the Enemy Act, 50 U.S.C. App. 1 et seq.; or any other enabling legislation or executive order relating thereto, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Title III of Pub. L. 107-56;

(f)	the annex to, or is otherwise subject to the provisions of, U.S. Executive Order No. 13324; or

(g)	any other lists issued under applicable Law relating to economic sanctions, anti-terrorism or anti-money laundering matters; or

(ii)	is a Person who is an Affiliate of a Person listed above.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by OFAC or any Canadian or United States Governmental Body.

“Seabridge Guarantee” has the meaning attributed thereto in Section 2.7(c);

“Security” means the Liens granted in favour of the Lender pursuant to the Security Documents;

“Security Documents” has the meaning attributed thereto in Section 2.7;

“Set-off Date” has the meaning attributed thereto in Section 3.1;

“Share Payment Election” has the meaning attributed thereto in Section 2.3(b);

“Subsidiary” means as to any Person, any corporation or other business entity in which such Person or one or more of its Subsidiaries owns, directly or indirectly, sufficient equity or voting interests to enable it or them (as a group) to elect a majority of the directors (or Persons performing similar functions) of such entity, and any partnership or joint venture if more than a 50% interest in the profits or capital thereof is owned by such Person or one or more of its Subsidiaries;

“Substantial Start Budget” means the activities and budget set out in Schedule D;

“Sufficient Funding” has the meaning attributed thereto in Section 2.4(a);

“Taxes” means any present or future income and other taxes, levies, rates, royalties, deductions, withholdings, assessments, fees, dues, duties, imposts and other charges of any nature whatsoever, together with any interest and penalties, additions to tax and other additional amounts, levied, collected, withheld, assessed or imposed by any Governmental Body (of any jurisdiction), and whether disputed or not and “Tax” and “Taxation” shall have a corresponding meaning;

“trading day” means a day on which the Exchange is open for trading;

“Transfer” when used as a verb, means to sell, grant, assign, encumber, hypothecate, pledge or otherwise dispose of or commit to dispose of, directly or indirectly, including through Mergers, asset sales, assignment, sale leasebacks, spin-out transactions or a Change of Control. When used as a noun, “Transfer” means a sale, grant, assignment, pledge, assignment, lease or disposal or the commitment to do any of the foregoing, directly or indirectly, including through Mergers, asset sale, assignment, lease, spin-out transaction or a Change of Control; and

“VWAP” means the daily volume weighted average trading price of the Common Shares for the applicable period (which must be calculated utilizing days in which the Common Shares actually trade) on the Exchange.

1.2	Headings

The inclusion of headings in this Note is for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3	Currency

Unless otherwise indicated, all amounts in this Note are stated and shall be paid in currency of the United States. For the purposes of any calculation required to be made hereunder, all conversions of amounts in one currency into another shall be made at the Exchange Rate in effect on the date of such calculation.

1.4	Number and Gender

Unless the context otherwise requires, words importing the singular in number only shall include the plural and vice versa, words importing the use of gender shall include the masculine, feminine and other genders and words.

1.5	Severability

If any provision of this Note is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each such provision shall be interpreted in such a manner as to render them valid, legal and enforceable to the greatest extent permitted by applicable Law. Where a provision of this Note is prohibited or unenforceable, the Borrower and the Lender must negotiate in good faith to replace the invalid provision by a provision which is in accordance with applicable Law and which must be as close as possible to the Borrower’s and Lender’s original intent and appropriate consequential amendments (if any) will be made to this Note.

1.6	Entire Agreement

The Note Documents, including any schedules attached thereto, constitute the entire agreement between the Borrower and the Lender relating to the subject matter thereof, and supersede all prior agreements, representations, warranties, statements, promises, information, arrangements, understandings, conditions or collateral agreements, whether oral or written, express or implied, with respect to the subject matter thereof.

1.7	Day Not a Business Day

Except as otherwise provided herein, if any day on which an amount is to be determined or any other action is required to be taken under this Note is not a Business Day, then such amount shall be determined on or such action shall be taken at or before the requisite time on the next succeeding day that is a Business Day.

1.8	Statutory References

Any reference to a statute shall mean the statute in force as at the date of this Note, together with all rules and regulations promulgated thereunder (including any instrument of the Canadian Securities Administrators), as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute thereto, unless otherwise expressly provided.

1.9	Permitted Liens

Unless otherwise expressly permitted in this Note or other Note Document or otherwise agreed to by the Lender, any reference herein to a Permitted Lien shall not serve to subordinate or postpone any Lien created by any Security Document to such Permitted Lien.

Article 2
PAYMENT OF PRINCIPAL, INTEREST AND OTHER CONSIDERATIONS

2.1	Repayment of Principal and Interest

Subject to the terms and conditions hereof, the Principal Amount outstanding on this Note, together with any accrued and unpaid interest owing thereon shall be repaid by the Borrower to the Lender on the Maturity Date, the EAC Accelerated Maturity Date or PF Accelerated Maturity Date, as the case may be.

2.2	Interest Payable

(a)	Interest on the Principal Amount outstanding under this Note shall be at the rate of six and one-half percent (6.5%) per annum from and including the Effective Date until the Maturity Date, the EAC Accelerated Maturity Date or PF Accelerated Maturity Date, as the case may be, calculated and payable by the Borrower to the Lender quarterly in arrears, not in advance, on each Interest Payment Date.

(b)	For greater certainty, and notwithstanding Sections 2.2(a), interest at the rate of 8.5% per annum shall accrue and be payable at all times during the occurrence of an Event of Default and/or judgment, if any, until payment thereof, and interest will accrue on overdue interest, if any.

(c)	For purposes of the Interest Act (Canada), whenever any interest or fee under this Note is calculated using a rate based on a number of days less than a full year, such rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to (a) the applicable rate, (b) multiplied by the actual number of days in the calendar year in which the period for which such interest or fee is payable (or compounded), and (c) divided by the number of days based on which such rate is calculated.

(d)	Each of the Lender and the Borrower intend to comply with applicable Law relating to usury. Notwithstanding any other provision of this Note, in no event shall this Note require the payment or permit the collection of interest or other amounts in an amount or at a rate in excess of the amount or rate that is permitted by applicable Law or in an amount or at a rate that would result in the receipt by the Lender of interest at a criminal rate, as the terms “interest” and “criminal rate” are defined under the Criminal Code (Canada). Where more than one applicable Law applies to the Borrower, the Borrower shall not be obliged to make payment in an amount or at a rate higher than the lowest permitted amount or rate. If from any circumstance whatsoever, fulfilment of any provision of this Note would result in exceeding the highest rate or amount permitted by applicable Law for the collection or charging of interest, the obligation to be fulfilled shall be reduced to reflect the highest permitted rate or amount. If from any circumstance the Lender shall ever receive anything of value as interest or deemed interest under this Note that would result in exceeding the highest lawful rate or amount of interest permitted by applicable Law, the amount that would be excessive interest shall be applied to the reduction of the Principal Amount, and not to the payment of interest, or if the excessive interest exceeds the unpaid balance of the Principal Amount, the amount exceeding such unpaid balance shall be refunded to the Borrower. In determining whether or not the interest paid or payable under any specified contingency exceeds the highest lawful rate, the Borrower and the Lender shall, to the maximum extent permitted by applicable Law, (i) characterize any non-Principal Amount payment as an expense, fee or premium rather than as interest, (ii) exclude voluntary prepayments and their effects, and (iii) amortize, prorate, allocate and spread the total amount of interest throughout the term of the Note so that interest does not exceed the maximum amount permitted by applicable Law. For the purposes of the Criminal Code (Canada), the effective annual rate of interest shall be determined in accordance with generally accepted actuarial practices and principles and if there is any dispute, the determination of a Fellow of the Canadian Institute of Actuaries appointed by the Lender shall be conclusive.

2.3	Method of Paying of Interest and other Fees

(a)	The Borrower shall have the option to satisfy its obligation to pay any interest on the Principal Amount, the PF Acceleration Interest Premium (if payable), the EAC Acceleration Interest Premium (if payable), and the Principal Amount if it is being paid on exercise of the EAC Acceleration Right or the PF Acceleration Right, on the applicable date such payment is due, (i) in cash, (ii) by the issue by Seabridge pursuant to the Contingent Right, on the Borrower’s behalf, of the equivalent value in Common Shares to the Lender (the “Payment Shares”), or (iii) in any combination of cash and Payment Shares of equivalent value. For this purpose, the deemed price per Payment Share is equal to a five percent (5%) discount to the VWAP of the Common Shares on the Exchange for the five (5) trading days ending on the fourth (4th) Business Day before the applicable date payment is due. If the Common Shares are not listed and trading on the Exchange or Seabridge is not a “reporting issuer in good standing” within the meaning of the Securities Act (Ontario) on the applicable date payment is due then, notwithstanding the foregoing, any interest on the Principal Amount, the PF Acceleration Interest Premium (if payable), the EAC Acceleration Interest Premium (if payable) or the Principal Amount if it is being paid on exercise of the EAC Acceleration Right or the PF Acceleration Right, as the case may be, shall be paid in cash or such other form of payment that the parties may mutually agree upon. The Borrower shall not be required to issue fractional Payment Shares. If any fractional interest in a Payment Share, would, except for the provisions of this Section 2.3(a), be deliverable upon the conversion of any amount hereunder, the number of Common Shares to be issued shall be rounded down to the nearest whole Common Share and the balance of the amount payable shall be paid in cash.

(b)	To exercise its option in Section 2.3(a), the Borrower must deliver to the Lender, on or before the third (3rd) Business Day before the date the applicable payment is due, a notice (the “Share Payment Election”) electing to exercise its option to pay the relevant payment wholly or partially by the issue by Seabridge of Common Shares specifying the dollar value it is electing to have paid in Common Shares and the number of Common Shares Seabridge will issue to the Lender. Upon delivery of the Share Payment Election, the Lender will have the rights specified under the Contingent Right to be issued the number of Common Shares specified in the Share Payment Election on the applicable payment date and upon such issue the Borrower’s obligation to pay the Lender the value of the amount it elected to have paid in Common Shares under the Share Payment Election will be satisfied.

(c)	The Borrower may only elect to issue up to the number of Payment Shares that would result in the lesser of:

(i)	the Lender holding (when aggregated with all other holdings of the Lender, the Beneficial Owners and their respective Affiliates) no more than 9.9%; and

(ii)	the Lender holding (when aggregated with all other holdings of the Lender and any person with whom it is not dealing at arm`s length) no more than 25%, unless the consent of the Lender is first obtained, of the issued and outstanding Common Shares (calculated in accordance with Section 1.8 of National Instrument 62-104 as in effect as of the date hereof) in respect of a payment due of interest on the Principal Amount, the PF Acceleration Interest Premium (if payable), the EAC Acceleration Interest Premium (if payable) or the Principal Amount if it is being paid on exercise of the EAC Acceleration Right or the PF Acceleration Right, as the case may be, and the balance shall be paid in cash or such other form of payment that the parties may mutually agree upon.

(d)	With respect to any payment potentially payable in Common Shares under Section 2.3(a) the Borrower may deliver a request to the Lender, on or before the tenth (10th) Business Day before any such payment is due, for confirmation by the Lender of the number of Common Shares held by the Lender (when aggregated with all other holdings of the Lender and (i) the Beneficial Owners and their respective Affiliates, and (ii) any person with whom it is not dealing at arm`s length) of the issued and outstanding Common Shares (calculated in accordance with Section 1.8 of National Instrument 62-104) as of a date not earlier than the date of the Borrower’s request. The Lender agrees to provide the Borrower with confirmation of this number of Common Shares on or before the fourth (4th) Business Day before the date the applicable payment is due and the Borrower shall be entitled to rely on the number set forth in the Lender’s confirmation for the purposes of complying with Section 2.3(c).

2.4	Acceleration of Principal Repayment by Lender

(a)	If the Borrower fails to obtain sufficient funds from equity financings, the sale of, or a financing in respect of, a royalty or stream on minerals from the Project, Project Financing, the present and future cash flow of a shareholder of the Borrower or one of such shareholder’s Affiliates or any combination of the foregoing to fully fund the development and construction of a mine on the Property (“Sufficient Funding”) by the Project Funding Expiry Date, the Lender may, by notice to the Buyer, accelerate the date for repayment of the Principal Amount (“PF Acceleration Right”) at any time after the Project Funding Expiry Date and prior to Sufficient Funding being obtained by the Borrower. Upon receipt of notice from the Lender of its exercise of the PF Acceleration Right, the Borrower shall have sixty (60) Business Days’ thereafter (or if an Event of Default has occurred, then immediately thereafter or, if a cure period is provided for under Section 6.1(b), then immediately after the expiry of any cure period notice), to repay Principal Amount to the Lender together with any accrued and unpaid interest owing thereon (such payment date being the “PF Accelerated Maturity Date”), and the PF Acceleration Interest Premium shall be payable in accordance with Section 2.5(a).

(b)	If the EA Certificate expires, then at anytime prior to the expiry of nine months following the EAC Expiry Date, the Lender may, by notice to the Borrower, accelerate the date for repayment of the Principal Amount (“EAC Acceleration Right”). Upon receipt of notice from the Lender of its exercise of the EAC Acceleration Right, the Borrower shall have sixty (60) Business Days’ thereafter (or if an Event of Default has occurred, then immediately thereafter or, if a cure period is provided for under Section 6.1(b), then immediately after the expiry of any cure period notice), to repay Principal Amount to the Lender together with any accrued and unpaid interest owing thereon (such payment date being the “EAC Accelerated Maturity Date”), and the EAC Acceleration Interest Premium shall be payable in accordance with Section 2.5(b).

2.5	Acceleration Fees

(a)	If the Lender exercises its PF Acceleration Right to accelerate the Maturity Date under Section 2.4(a), then the PF Acceleration Interest Premium shall be payable by the Borrower to the Lender on the PF Accelerated Maturity Date.

(b)	If the Lender exercises its EAC Acceleration Right to accelerate the Maturity Date under Section 2.4(b), then the EAC Acceleration Interest Premium shall be payable by the Borrower to the Lender on the EAC Accelerated Maturity Date.

2.6	Note Terminated

Upon the Borrower satisfying its obligations under either of Sections 2.4(a) and 2.5(a) or Sections 2.4(b) and 2.5(b), whichever occurs first, this Note will be repaid and cancelled and all Security shall be discharged and, for greater certainty, the Borrower’s obligation to pay interest under this Note and the Lender’s obligation to buy and the Borrower’s obligation to sell, the Royalty shall be terminated and of no further force or effect.

2.7	Security

The Borrower’s obligations under this Note shall at all times be guaranteed and/or secured by a first ranking Lien, subject only to Permitted Liens, in favour of the Lender over all of the Collateral and in furtherance thereof shall deliver or cause to be delivered to the Lender in form and substance satisfactory to the Lender:

(a)	a general security agreement and mortgage which creates a Lien on all Collateral owned by the Borrower;

(b)	a pledge agreement from Seabridge of in respect of all present and future Borrower Equity Interests and all inter-company receivables from time to time owing by the Borrower to Seabridge;

(c)	a limited recourse guarantee from Seabridge (the “Seabridge Guarantee”) with recourse thereunder being limited to the assets referenced in the foregoing Section 2.7(b); and

(d)	an assignment and subordination of all intercompany loans from Seabridge to the Borrower,

(collectively, and together with all instruments, powers of attorney and other documents necessary or desirable to create a Lien on the Collateral or to perfect such a Lien, the “Security Documents”).

For the purpose of protecting or perfecting the Security, the Lender shall be entitled to make any filings required or advisable under applicable personal property security registries, mining recorder offices and land registries and shall be entitled to perfect by way of possession any share certificates and promissory notes comprised in the Security which are owned from time to time by the Borrower.

Notwithstanding the foregoing, the Lender agrees to subordinate its Security to any Project Lender that provides Project Financing provided Sufficient Funding is arranged in connection with such Project Financing.

Article 3
Royalty Purchase Agreement and Set-Off

3.1	Royalty Purchase

Subject to Section 6.1(d):

(a)	at least 30 days prior to achieving Commercial Production, the Borrower shall deliver notice to the Lender of the same;

(b)	prior to the Maturity Date, the Lender shall send the Borrower a notice which shall state the accrued and unpaid interest on the Principal Amount payable by the Borrower to the Lender up to but excluding the Maturity Date; and

(c)	on the Maturity Date, the specified party below shall do the following concurrently:

(i)	the Borrower shall grant and sell the Royalty, by executing and delivering the Royalty Agreement to the Lender or its Canadian tax resident Affiliate (as directed by the Lender) against payment of the Royalty Purchase Price;

(ii)	the Lender shall, or a Canadian tax resident Affiliate of the Lender (as directed by the Lender) shall, purchase the Royalty, by paying the Royalty Purchase Price and executing and delivering the Royalty Agreement to the Borrower;

(iii)	the applicable amount of accrued and unpaid interest on the Principal Amount shall be paid by the Borrower to the Lender up to but excluding the Maturity Date, in cash or in accordance with Section 2.3(a);

(iv)	this Note shall be repaid by the Borrower for an amount equal to the Principal Amount and cancelled, and the Security shall be discharged; and

(v)	the Borrower shall provide, all such documents, agreements and other instruments required under the Royalty Agreement requested from the Lender as may reasonably be necessary or desirable to complete the purchase of the Royalty, and, if applicable, any set-off contemplated pursuant to Section 3.3, and the registration of the Royalty in the applicable mineral titles recording system and land registries, unless there is an Event of Default that has occurred and is continuing, in which case the Lender shall elect by notice to Borrower on or before the Maturity Date as to whether the above provisions will apply.

3.2	Royalty Percentage Increase

If the Maturity Date occurs by operation of paragraph (i) or (iii) of the definition of Maturity Date, then the Royalty Percentage set out in the Royalty Agreement shall be amended by increasing it from 60% to 75%.

3.3	Payment of Royalty Purchase Price

Subject to Section 6.1(d), on the Maturity Date and upon the execution of the Royalty Agreement, the Lender may satisfy the obligation to pay the Royalty Purchase Price either:

(a)	by payment in cash to the Borrower; or

(b)	by irrevocably directing the Borrower to set-off the amount that the Lender or its Canadian tax resident Affiliate (as directed by the Lender) must pay as the Royalty Purchase Price, for no additional consideration, against the Borrower’s obligation to repay all but not less than all of the Principal Amount of this Note.

Article 4
REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties

The representations and warranties of the Borrower and Seabridge contained in the Note Subscription Agreement are incorporated by reference into this Note.

4.2	Survival of Representations and Warranties

The representations and warranties set forth in the Note Subscription Agreement shall survive the execution and delivery of this Note for the same periods as specified in the Note Subscription Agreement.

Article 5
COVENANTS OF THE BORROWER

5.1	Positive Covenants

The Borrower covenants and agrees that:

(a)	Use of Proceeds. The Borrower shall use the funds advanced by the Lender pursuant to the Note Subscription Agreement (in the Principal Amount) exclusively for the Substantial Start Budget (as may be updated from time to time, provided that any changes that increase or decrease any such budget items by more than ten percent (10%)], individually or in the aggregate, shall be subject to the Lender’s prior written consent (not to be unreasonably withheld)) to further the development of the Property;

(b)	Ranking. The Borrower shall ensure that (i) the Note is an enforceable and secured obligation of the Borrower supported by a first perfected priority security interest, subject only to Permitted Liens, in all of the present and future assets and undertakings of the Borrower, and that (ii) the Seabridge Guarantee is an enforceable and secured obligation of Seabridge supported by a first perfected priority security interest, subject only to Permitted Liens, in all of the present and future Borrower Equity Interests and all inter-company receivables from time to time owing by the Borrower to Seabridge;

(c)	Maintain Corporate Existence. Each of the Borrower and Seabridge shall maintain its corporate existence, and preserve its rights, powers, licenses and privileges which are necessary or material to the conduct of its business, and not materially change the nature of its business;

(d)	Performance of Mining Operations. The Borrower shall ensure that all exploration, construction, development and mining operations and other activities in respect of the Project will be performed in a commercially reasonable manner in compliance, in all material respects, with applicable Laws and Authorizations, except where a failure to do so would not have a Material Adverse Effect;

(e)	Anti-Corruption. Without prejudice to Section 5.1(d), Seabridge and the Borrower shall perform all development and mining operations and other activities pertaining to or in respect of the Project or its business in accordance in all respects with the Anti-Corruption Laws and Sanctions applicable to such operations and activities or business;[2]

[2]	NTD: Lender subject to AML not Borrower.

(f)	Substantial Start Budget. The Borrower shall at all times do or cause to be done all things necessary to achieve substantial start as is required so as to prevent the EA Certificate from expiring, including undertaking and completing the Substantial Start Budget. To the extent that the Borrower proposes to make any changes that increase or decrease any Substantial Start Budget items by more than ten percent (10%), individually or in the aggregate, it shall first obtain the consent of the Lender, such consent not to be unreasonably withheld;

(g)	Title Maintenance and Taxes. The Borrower shall:

(i)	not do or permit to be done, anything that would, or would reasonably be expected to, render the Property, or any interest in the Property, liable for forfeiture, or jeopardize its ability to exercise any of the material rights it holds in respect of the Property;

(ii)	maintain title to the Property, including paying, when due, all taxes, duties or other payments on or with respect to the Property and doing all things and making any payments required by applicable Law or appropriate and permitted by applicable Law to maintain the right, title and interest of the Borrower and the Lender, respectively, in the Property and under this Note;

(iii)	perform all required assessment work (whether statutory or contractual), pay all maintenance fees and make such filings and recordings on the Property as are necessary to maintain title to the Property in accordance with applicable Law;

(iv)	comply with all Laws and the conditions and requirements contained in or relating to the mineral rights comprising the Property, in all material respects;

(v)	without limiting Sections 5.1(g)(i) to 5.1(g)(iv) (inclusive), use its best commercial efforts to obtain, renew, maintain, comply with and keep in good standing all Authorizations required or necessary (whether under applicable Law or otherwise) for:

(A)	ownership of the Property;

(B)	access to the Property;

(C)	surface rights and water rights;

(D)	development of the Property on a time-line consistent with its plans for development; and

(E)	mining and mineral processing operations on the Property on a time-line consistent with its plans for operating a mine and processing minerals; and

(vi)	do whatever is necessary for procuring the renewal and good standing of each mineral right comprising the Property according to the Law in force in the jurisdiction where the Property is located prior to the date on which each such mineral right lapses or expires including paying, in a timely manner, all fees, submitting all forms and expending any funds or paying any penalties required for the maintenance of the Property in good standing.

(h)	Reporting Issuer. Seabridge shall maintain its reporting issuer status in at least one province in Canada, unless Seabridge becomes subject to a Merger;

(i)	Exchange Listing. Seabridge shall maintain its Common Shares listed for trading on the Exchange unless Seabridge becomes subject to a Merger;

(j)	Compliance with Laws. The Borrower shall comply in all material respects with all applicable Laws;

(k)	Maintain Books and Records. The Borrower and Seabridge shall keep adequate and accurate records and books of account in which complete entries will be made reflecting all financial transactions and prepare its financial statements in accordance with IFRS;

(l)	Payment of Taxes. The Borrower shall timely file all tax returns declarations, remittances, forms and filings required to be filed in the form and manner required as and when required pursuant to applicable Law and pay and discharge promptly all Taxes assessed or imposed upon it, its property, the income or profits therefrom as well as all claims of any kind as and when the same become due and payable save and except where it contests in good faith the validity thereof by proper legal proceedings diligently conducted. The Borrower shall withhold and collect all Taxes required to be withheld and collected by them and remit such Taxes to the appropriate Governmental Body at the time and in the manner required by applicable Law, and pay and discharge immediately upon knowledge by the Borrower of the existence of any Lien unless such Lien is a Permitted Lien;

(m)	Payment of Obligations. The Borrower shall pay all principal, interest and other amounts owing to the Lender hereunder and under the Security promptly when due;

(n)	Performance of Covenants. The Borrower shall promptly perform and satisfy all covenants and obligations to be performed by it under this Note;

(o)	Insurance. The Borrower shall maintain insurance with respect to its properties and business against such casualties and contingencies, of such types, on such terms and in such amounts as is customary in the case of entities engaged in the same or a similar business and similarly situated and shall cause the Lender to be named as lender loss payee and additional insured with respect to all such insurance;

(p)	Notice of Event of Default. The Borrower shall promptly, and in any event within five (5) Business Days after a responsible officer of the Borrower becoming aware (using reasonable diligence), give notice to the Lender of the existence of any Event of Default and the Borrower’s assessment of the duration and effect thereof and the action which the Borrower proposes to take with respect thereto;

(q)	Litigation. The Borrower shall promptly notify the Lender on becoming aware of the occurrence of any litigation, dispute, arbitration or other proceeding the result of which if determined adversely would be a judgement or award against it would reasonably be expected to result in a loss of all or any material portion of the Property or any material license or permit issued in connection therewith, and from time to time provide the Lender with all reasonable information requested by the Lender concerning the status of any such proceeding;

(r)	Performance of Acts. The Borrower and Seabridge will perform and carry out all of the acts and things to be completed by it as provided in the Note Documents and Seabridge shall, in its capacity as shareholder of the Borrower, cause the Borrower to so perform and carry out all of its obligations under the Note Documents; and

(s)	Residency. The Borrower is, and shall throughout the term of this Note remain, not a non-resident of Canada for the purposes of the Income Tax Act (Canada).

5.2	Negative Covenants

The Borrower covenants and agrees that, without the prior written consent of the Lender:

(a)	Indebtedness. The Borrower shall not assume any indebtedness other than Permitted Debt;

(b)	Encumbrances. The Borrower shall not create, assume or permit to exist any Lien on any of its assets or property (including the Project Property), other than Permitted Liens;

(c)	Distributions. The Borrower shall not declare, pay or make any cash dividend or other cash distribution or payment on any shares in the capital of the Borrower nor authorize, suffer or permit the repurchase of any shares in the capital of the Borrower;

(d)	Transfers. Subject to Section 8.6, the Borrower shall not Transfer any assets or property (including the Project Property), other than:

(i)	obsolete or worn-out property no longer used for the Project; or

(ii)	property Transferred for fair market value to Persons at arm’s length to the Borrower provided that (i) no Event of Default is continuing on the date of such sale or would occur as a result of such sale, and (ii) the sale does not constitute a Transfer of the Property, in whole or in part or any portion thereof (provided that, a Change of Control of Seabridge shall not be prohibited provided Section 8.6(b) has been complied with);

(e)	Change in Nature of Business, Name or Jurisdiction. The Borrower shall not engage to any material respect in any lines of business other than the business conducted by the Borrower at the date hereof and the Borrower shall not change its name or jurisdiction of incorporation or formation without at least 10 days’ written notice after such change to the Lender;

(f)	Amendments to Organizational Documents. The Borrower shall not amend its articles of incorporation or by-laws in a manner that would be prejudicial to the interests of the Lender hereunder or under the Security;

(g)	Pretium and Royal Gold. The Borrower shall not amend or modify any agreement referenced in the definition of Pretium Secured Obligations nor the Royal Gold Option Agreement in each case in any manner that increases or accelerates (or may potentially increase or accelerate) its liabilities or obligations thereunder nor grant any Lien or other security interest in favour of any person in support of or in connection therewith other than Permitted Liens;

(h)	Location of Assets. The Borrower shall not suffer or permit any of its assets to be located in any jurisdiction other than British Columbia or Ontario and the Borrower shall not open any bank account or securities account in any jurisdiction outside of Canada;

(i)	Investments and Acquisitions. The Borrower shall not make any Acquisitions or investment in any Person, whether by extension of credit, or by loan, guarantee, advance, capital contribution or otherwise, other than:

(i)	investments made prior to the date hereof, and any roll-over, renewal or extension thereof provided no Event of Default has occurred and is continuing;

(ii)	investments in Subsidiaries of the Borrower and investments in entities in which Subsidiaries of the Borrower are a general or limited partner, in each case provided no Event of Default has occurred and is continuing;

(iii)	deposit accounts with and certificates of deposit and other instruments issued by banks at all times that such assets are subject to the Security;

(iv)	obligations of or guaranteed by the governments of Canada, the United States of America or any province, territory or state thereof at all times that such assets are subject to the Security;

(v)	security deposits with utilities, Governmental Bodies and other like Persons in the ordinary course of business; and

(vi)	Permitted Acquisitions.

Article 6
EVENTS OF DEFAULT

6.1	Events of Default

(a)	Any of the following shall constitute an event of default under this Note (each an “Event of Default”):

(i)	the Principal Amount owing hereunder is not paid by the Borrower when due;

(ii)	if the Borrower fails to pay when due any interest or other amount owing by the Borrower to the Lender hereunder or under the Security Documents, including any PF Acceleration Interest Premium, EAC Acceleration Interest Premium and/or guarantee payments and such default is not remedied within two (2) Business Days after due date therefor;

(iii)	if the Borrower is in breach or default of its obligations under Sections 5.1(a), 5.1(b), 5.1(c), 5.1(e), 5.1(f), 5.1(g)(ii), 5.1(g)(iii), 5.2 or 8.6(a);

(iv)	if the Borrower breaches or fails to observe, perform or comply with any term, covenant, condition or obligation of the Borrower contained herein or is otherwise in default of any of the provisions contained herein (other than referred in subparagraphs (i), (ii) and (iii) of this Section 6.1) or the Security Documents and such default, if capable of being remedied, is not remedied within 20 days following the earlier of: (A) delivery of written notice from the Lender to the Borrower of such breach or default, and (ii) the date the Borrower became aware of or if, earlier, should reasonably have become aware of such breach or default;

(v)	any representation or warranty given by the Borrower or Seabridge in any Note Document is inaccurate in any material respect (or in any respect in the case of representations and warranties that are qualified by materiality) when made or deemed to be made;

(vi)	if all or any material portion of the Project Property is Transferred without the consent of the Lender (other than pursuant to disposition permitted hereunder or Permitted Lien, as applicable);

(vii)	any Governmental Body issues an order to suspend or cancel a material Project Authorization or the Seller loses the right to, or benefit of, a material Project Authorization or a material Project Authorization is either curtailed, or materially and adversely amended;

(viii)	if the Borrower or Seabridge shall generally fail to pay, or admit in writing its inability or unwillingness to pay, debts as they become due or if a decree or order of a court having jurisdiction is entered adjudging the Borrower or Seabridge a bankrupt or insolvent;

(ix)	if the Borrower or Seabridge shall apply for, consent to or acquiesce in the appointment of a trustee, receiver, or other custodian for the Borrower or Seabridge or for a substantial part of the property thereof, or make a general assignment for the benefit of creditors;

(x)	if the Borrower or Seabridge shall in the absence of such application, consent or acquiescence, become subject to the appointment of a trustee, receiver, or other custodian for the Borrower or for a substantial part of the property thereof, or have a distress, execution, attachment, sequestration or other legal process levied or enforced on or against a substantial part of the property of the Borrower;

(xi)	if the Borrower or Seabridge shall permit or suffer to exist the commencement of any bankruptcy, reorganization, debt arrangement or other case or proceeding under any bankruptcy or insolvency Law, or any dissolution, winding up or liquidation proceeding, in respect of the Borrower or Seabridge and, if any such case or proceeding is not commenced by the Borrower or Seabridge, such case or proceeding, if contested by the Borrower or Seabridge is not dismissed within thirty (30) days;

(xii)	any notes, bonds or other indebtedness for money borrowed having an aggregate principal amount of at least $10,000,000 (or its equivalent in any other currency or currencies determined at the then current exchange rate) or more (hereinafter called “Indebtedness”) of the Borrower shall become prematurely repayable following default, or steps are taken to enforce any security therefor, or the Borrower defaults in the repayment of any such Indebtedness at the maturity thereof or (in the case of Indebtedness due on demand) on demand, or, in either case, at the expiration of any applicable grace period therefor, (if any) or any guarantee of or indemnity in respect of any Indebtedness of others given by the Borrower shall not be honored when due and called upon;

(xiii)	Seabridge ceases to be a “reporting issuer” within the meaning of the Securities Act (Ontario);

(xiv)	if Seabridge’s common shares cease to be listed for trading on an Exchange or any order is made by any Governmental Body in relation to Seabridge, which operates to prevent or materially restrict the trading of the Common Shares for more than ten (10) consecutive Business Days;

(xv)	if any Security ceases, other than solely by reason of or where solely caused by any act or omission on the part of the Lender or its counsel, to constitute a valid and perfected first priority Lien, subject only to Permitted Liens, and the Borrower has failed to remedy such default within five (5) Business Days of becoming aware of such fact;

(xvi)	any of the Security or any Note Document is terminated, rescinded, repudiated or contested by the Borrower or Seabridge in whole or in part, or ceases to be in full force and effect, or is invalidated or rendered unenforceable by any act, regulation or governmental action or is determined to be invalid by a court or other judicial entity or the Borrower or Seabridge takes any positive action in respect of any of the foregoing;

(xvii)	if a final judgment or decree for the payment of money due has been obtained or entered against the Borrower in an amount in excess of $10,000,000 and such judgment or decree has not been and remained vacated, discharged or stayed pending appeal within the applicable appeal period;

(xviii)	if an encumbrancer takes possession, by appointment of a receiver, receiver and manager or otherwise, of all or a substantial portion of the collateral subject to, or intended to be subject to, the Security or otherwise if any of Pretium Exploration Inc., RGLD Gold Canada, Inc. and/or any Project Lender or any of their respective successors or permitted assigns takes any action to enforce any Lien granted to any one of the foregoing by the Borrower or Seabridge;

(xix)	it is or becomes unlawful, or any action taken by a Governmental Body makes it impractical or impossible, for the Borrower or Seabridge to perform any of its obligations under any Note Document and such non-performance would reasonably be expected to have a Material Adverse Effect;

(xx)	Seabridge, the Borrower, or any or their respective directors or officers, has breached, or is charged with breaching,[3] any Anti-Corruption Laws or any Sanctions, or (ii) any employee or agent of Seabridge or the Borrower has breached, or is charged with breaching, any Anti-Corruption Laws or any Sanctions pertaining to or in respect of the Project or the business of Seabridge or the Borrower; or

(xxi)	the Borrower or Seabridge takes or seeks to take any action to abandon mining development or construction of the Project and for this purpose, suspension of development or construction activity pending concluding a transaction to attract a partner to build and operate the Project or to make a final investment decision to construct the Project shall not be considered an abandonment.

(b)	If an Event of Default described in Sections 6.1(a)(ix), (x) or (xi) or shall occur, the entire unpaid Principal Amount of this Note, all accrued and unpaid interest on this Note, the PF Acceleration Interest Premium (if applicable) and the EAC Acceleration Interest Premium (if applicable) shall become immediately due and payable without any declaration or other act on the part of the Lender. Immediately upon the occurrence of any Event of Default described in Sections 6.1(a)(ix), (x) or (xi), or upon failure to pay this Note on the Maturity Date, the EAC Accelerated Maturity Date or PF Accelerated Maturity Date, as the case may be, the Lender, upon notice to the Borrower, may proceed to protect, enforce, exercise and pursue any and all rights and remedies available to the Lender under this Note, or at Law or in equity, including by enforcing its Security.

[3]	NTD: Lenders (not Borrowers) are subject to AML Legislation.

(c)	If any other Event of Default shall occur for any reason, whether voluntary or involuntary, and be continuing, the Lender may by notice to the Borrower declare all or any portion of the outstanding Principal Amount of this Note, all accrued and unpaid interest on this Note, the PF Acceleration Interest Premium (if applicable) and the EAC Acceleration Interest Premium (if applicable) to be due and payable, whereupon the full unpaid amount of this Note which shall be so declared due and payable shall be and become immediately due and payable without further notice, demand or presentment, and the Lender may proceed to protect, enforce, exercise and pursue any and all rights and remedies available to the Lender under this Note, or at Law or in equity, including by enforcing its Security.

(d)	Instead of pursuing the rights that the Lender has pursuant to Sections 6.1(b) and 6.1(c), if an Event of Default under Sections 6.1(a)(ii) (in respect of payment of quarterly accrued interest only), (vi), (viii), (ix), (x), (xi), (xv) (but only if the Borrower has failed to remedy such default within ten (10) Business Days of becoming aware of such fact), (xvi), (xviii) or (xix) has occurred and is continuing, the Lender may accelerate the purchase and sale of the Royalty by delivering notice to the Borrower and, the following provisions shall apply notwithstanding Sections 3.1, 3.3 and 2.6:

(i)	the parties shall immediately and concurrently do the following:

(A)	the Borrower shall grant and sell the Royalty, by executing and delivering the Royalty Agreement to the Lender or its Canadian tax resident Affiliate (as directed by the Lender) against payment of the Royalty Purchase Price;

(B)	the Lender shall, or a Canadian tax resident Affiliate of the Lender (as directed by the Lender) shall, purchase the Royalty, by paying the Royalty Purchase Price and executing and delivering the Royalty Agreement to the Borrower;

(C)	the Borrower shall provide, all such documents, agreements and other instruments required under the Royalty Agreement requested from the Lender as may reasonably be necessary or desirable to complete the purchase of the Royalty contemplated hereunder and the registration of the Royalty in the applicable mineral titles recording system and land registries;

(ii)	the Royalty Purchase Price shall be fully satisfied by the Lender or its Canadian tax resident Affiliate (as directed by the Lender) by delivering a non-interest bearing promissory note in the amount of the Royalty Purchase Price, maturing on the Maturity Date and otherwise in form and substance satisfactory to the Borrower, acting reasonably (“Royalty Promissory Note”);

(iii)	subject to Section 6.1(d)(v), this Note and all rights of the Lender under this Note shall continue to remain in full force and effect, including with respect to Events of Default but excluding the Lender’s right to purchase the Royalty under this Section 6.1(d) which may only be exercised once;

(iv)	subject to Section 6.1(d)(v), on the Maturity Date, the specified party below shall do the following in the following order:

(A)	the applicable amount of accrued and unpaid interest on the Principal Amount shall be paid by the Borrower to the Lender up to and including the Maturity Date, in cash or in accordance with Section 2.3(a);

(B)	the Lender may satisfy the obligation to pay the amount owing on the Royalty Promissory Note either:

(I)	by payment in cash to the Borrower; or

(II)	by irrevocably directing the Borrower to set-off the amount that the Lender or its Canadian tax resident Affiliate (as directed by the Lender) must pay pursuant to the Royalty Promissory Note, for no additional consideration, against the Borrower’s obligation to repay all but not less than all of the Principal Amount of this Note.

(C)	if the Lender satisfies its obligation to pay the amount owing on the Royalty Promissory Note:

(I)	in cash, then the Borrower must repay to the Lender the Principal Amount owing under this Note in cash; or

(II)	by irrevocable direction to set-off pursuant to Section 6.1(d)(iv)(B)(II), then the Borrower must irrevocably direct the Lender or its Canadian tax resident Affiliate (as directed by the Lender) to set-off all but not less than all of the Principal Amount that the Borrower owes pursuant to this Note, for no additional consideration, against the Lender’s obligation to pay the amount outstanding pursuant to the Royalty Promissory Note; and

(D)	provided the foregoing requirements are satisfied,

(I)	both this Note and the Royalty Promissory Note shall be repaid for an amount equal to the Principal Amount and cancelled; and

(II)	the Security shall be discharged;

(v)	to the extent that the Lender exercises its PF Acceleration Right, or its EAC Acceleration Right, or any right to require that the outstanding Principal Amount under this Note be repaid by the Borrower prior to the Maturity Date after the Lender has exercised its right to purchase the Royalty under this Section 6.1(d) (including, for greater certainty, in respect of a continuance of the Event of Default that gave rise to the accelerated purchase and sale of the Royalty under this Section 6.1(d)), then, upon full repayment by the Borrower of the outstanding Principal Amount, any accrued and unpaid interest owing thereon, the PF Acceleration Interest Premium (if payable) and the EAC Acceleration Interest Premium (if payable),

(A)	this Note will be deemed to be repaid and cancelled and all Security shall be discharged;

(B)	the Borrower’s obligation to pay interest under this Note shall be terminated and of no further force or effect;

(C)	the Borrower shall purchase the Royalty and the Lender shall sell and transfer the Royalty to Borrower in consideration for an amount equal to the Royalty Purchase Price (“Royalty Retransfer Amount”);

(D)	the Lender hereby irrevocably directs the Borrower to set-off the amount that the Lender or its Canadian tax resident Affiliate (as directed by the Lender) owes pursuant to the Royalty Promissory Note, for no additional consideration, against the Borrower’s obligation to pay the Royalty Retransfer Amount; and

(E)	the Borrower shall surrender the Royalty Promissory Note to the Lender or its Canadian tax resident Affiliate (as directed by the Lender) for cancellation against payment of the Royalty Retransfer Amount;

(e)	The Lender may from time to time waive an Event of Default, absolutely or for a limited time and subject to such terms and conditions as the Lender may specify. No such waiver shall be construed to extend to the occurrence of any other Event of Default. Any such waiver may be given prospectively or retrospectively. No failure of the Lender to exercise, or delay by the Lender in exercising, any of its rights or remedies shall be construed as a waiver of any Event of Default.

6.2	Specific Performance

Each of the Borrower and Seabridge hereby acknowledge and agree that any breach of this Note may cause the Lender irreparable harm for which damages are not an adequate remedy. Each of the Borrower and Seabridge agree that, in the event of any such breach, in addition to other remedies at law or in equity that the Lender may have, the Lender shall be entitled to seek specific performance.

6.3	Rights and Remedies Cumulative

The rights and remedies of the Lender under this Note are cumulative and are in addition to and not in substitution for any rights or remedies provided by applicable Law. Any single or partial exercise by the Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement herein contained shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which the Lender may be lawfully entitled for the same default or breach. Any waiver by the Lender of the strict observance, performance or compliance with any term, covenant, condition or agreement herein contained and any indulgence granted by the Lender shall be deemed not to be a waiver of any subsequent default.

6.4	Power of Attorney

The Borrower irrevocably appoints the Lender and its officers from time to time or any of them to be the attorneys of the Borrower in the name of and on behalf of the Borrower to execute, from and after the occurrence of an Event of Default which is continuing, such deeds, transfers, conveyances, assignments, assurances and things which the Borrower ought to execute and do under the covenants and provisions herein contained and generally to use the name of the Borrower in the exercise of all or any of the powers hereby conferred on the Lender.

Article 7
MUTILATION, LOSS, THEFT OR DESTRUCTION OF NOTE CERTIFICATE

In case this Note certificate shall become mutilated or be lost, stolen or destroyed, the Borrower, shall issue and deliver, a new replacement Note certificate upon surrender and cancellation of the mutilated Note certificate or, in the case of a lost, stolen or destroyed Note certificate, in lieu of and in substitution for the same. In the case of loss, theft or destruction, the applicant for a substituted Note certificate shall furnish to the Borrower such evidence of the loss, theft or destruction of the Note certificate as shall be satisfactory to the Borrower in its discretion and shall also furnish an indemnity and surety bond satisfactory to the Borrower in its discretion. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Note certificate.

Article 8
GENERAL

8.1	Taxes, etc.

(a)	All payments of any kind made under this Note or document to be delivered hereunder by or on behalf of the Borrower shall be made free and clear and without any present or future deduction, withholding, charge, levy or imposition for or on account of any Taxes, except as required by applicable Laws. Subject to Section 8.1(c) below, all Taxes, if any, as are required by applicable Laws to be deducted, withheld, charged, levied, collected or imposed on any Person on or with respect to any such payment made by or on behalf of the Borrower shall be paid by the Borrower by paying to the Lender, in addition to such payment, such additional payment as is necessary to ensure that the net amount received by the Lender (net of any such Taxes, including any Taxes required to be deducted, withheld, charged, levied, collected or imposed on any such additional amounts) equals the full amount that the Lender would have received had no such deduction, withholding, charge, levy, collection or imposition been required.

(b)	Subject to Section 8.1(c), if the Lender or any Beneficial Owner becomes liable for any Taxes, other than Excluded Taxes, imposed on any payments under this Note, the Borrower shall indemnify the Lender or such Beneficial Owner for such Tax, and the indemnity payment shall be increased as necessary so that, after the imposition of any such Tax on the indemnity payment (including Tax in respect of any such increases in the indemnity payment), the Lender or such Beneficial Owner shall receive the full amount of such Taxes for which it is liable and are due and payable. Any indemnity payments for such Taxes shall be due and payable by the Borrower within five (5) Business Days of demand from the Lender. If reasonably requested by the Borrower, the Lender or such Beneficial Owner will use reasonable efforts to dispute the imposition or assertion of such Taxes by the relevant Governmental Body, all at the Borrower’s expense. A certificate as to the amount of such payment or liability delivered to the Borrower by the Lender shall be conclusive absent manifest error.

(c)	Notwithstanding Sections 8.1(a) and 8.1(b), the Borrower shall not be responsible for any Excluded Taxes imposed or collected by any foreign jurisdiction in respect of payments of any kind made by the Lender pursuant to this Note.

(d)	The parties agree to reasonably cooperate and the Lender agrees to assert such influence as it has over the Beneficial Owners to cooperate to (i) ensure that no more Taxes, duties or other charges are payable other than as required under applicable Law and (ii) obtain a refund or credit of any Taxes which have been overpaid.

(e)	Without limiting the provisions of Sections 8.1(a) and 8.1(b), the Borrower shall timely pay any Other Taxes to the relevant Governmental Body in accordance with applicable Law.

(f)	As soon as practicable after any payment of Taxes or Other Taxes by the Borrower to a Governmental Body pursuant to Section 8.1, the Borrower shall deliver to the Lender the original or a certified copy of a receipt issued by such Governmental Body evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Lender.

8.2	Notice

Any demand, notice, direction or other communication to be made or given hereunder (in each case, “Communication”) shall be in writing and shall be made or given by personal delivery, by courier, by facsimile or email transmission, or sent by registered mail, charges prepaid, addressed to the respective parties as follows:

(a)	if to the Borrower:

KSM Mining ULC

106 Front Street, Suite 400

Toronto, ON

M5A 1E1

Canada

Attention: Chief Executive Officer

Email: [***]

(b)	if to the Lender:

Sprott Resource Streaming and Royalty (B) Corp.
[***]

[***]

[***]

[***]

Attention: Michael Harrison

Email: [***]

or to such other address or email number as any party may from time to time designate in accordance with this Section. Any Communication made by personal delivery or by courier shall be conclusively deemed to have been given and received on the day of actual delivery thereof or if such day is not a Business Day, on the first Business Day thereafter. Any Communication made or given by email on a Business Day before 4:00 p.m. (local time of the recipient) shall be conclusively deemed to have been given and received on such Business Day and otherwise shall be conclusively deemed to have been given and received on the first Business Day following the transmittal thereof. Any Communication that is mailed shall be conclusively deemed to have been given and received on the fifth Business Day following the date of mailing but if, at the time of mailing or within five Business Days thereafter, there is or occurs a labour dispute or other event that might reasonably be expected to disrupt delivery of documents by mail, any Communication shall be delivered or transmitted by any other means provided for in this Section.

8.3	Amendments

This Note may not be amended or otherwise modified except by an instrument in writing executed by the Borrower and the Lender.

8.4	Waivers

The Lender shall not, by any act, delay, omission or otherwise, be deemed to have expressly or impliedly waived any of its rights, powers and/or remedies unless such waiver shall be in writing and executed by an authorized officer of the Lender. Any such waiver shall be enforceable only to the extent specifically set forth therein. A waiver by the Lender of any right, power and/or remedy on any one occasion shall not be construed as a bar to or waiver of any such right, power and/or remedy which the Lender would otherwise have on any future occasion, whether similar in kind or otherwise.

8.5	Indemnification

The Borrower agrees to defend, indemnify, save, and hold harmless, discharge and release the Lender and its directors, officers, employees and agents from and against any and all Losses suffered or incurred by the Lender to the extent such Losses are awarded to a third party in connection with a claim by a third party, arising out of, relating to or in connection with:

(a)	any inaccuracy in any representation or warranty made by the Borrower or Seabridge in any of the Note Documents; and

(b)	any breach, including breach due to non-performance, of any covenant of the Borrower or Seabridge in any of the Note Documents;

in each case, excluding any Losses suffered or incurred by the Lender as a result of the breach of the terms of this Note by, or gross or contributory negligence or willful misconduct of, the Lender. The Lender hereby accepts the above indemnities in favour of its directors, officers, employees and agents as agent and trustee for each such Persons which is not a party, and the Borrower agrees that the Lender may enforce such indemnities in favour and for the benefit of such Persons.

8.6	Transfer of Note or Project

(a)	Subject to Section 8.6(b), neither the Project nor any of the Note Documents may be Transferred by the Borrower, directly or by way of Change of Control or Merger of the Borrower, without the Lender’s prior written consent, such consent not to be unreasonably withheld. Provided the Lender consents to a Transfer:

(i)	in the case of a direct Transfer or a Merger, all of the Borrower’s rights and obligations under the Note Documents and the Project must be Transferred to the transferee together and concurrently (and if the Transfer is for a partial interest, on a joint and several basis with the Borrower and the transferee each being responsible for all Obligations regardless of their respective percentage interests in the Project);

(ii)	in all cases, the transferee (or the continuing corporation or other entity formed by Merger) must execute and deliver to the Lender its assumption in writing of the due and punctual performance and observance of each covenant and condition contained in the Note Documents;

(iii)	in all cases, appropriate acknowledgements of the Lender’s rights under the Note Documents are provided by the transferee (or the continuing corporation or other entity formed by Merger) in a form and substance that is satisfactory to the Lender, acting reasonably;

(iv)	in all cases, any replacement or additional Security (including limited recourse guarantees and share pledges by all of the post transaction direct and indirect owners of shares of the Borrower on a joint and several basis) are provided to the Lender as the Lender may reasonably require;

(v)	no Event of Default will exist and be continuing on the date of such Transfer or would occur as a result of such Transfer; and

(vi)	any other conditions must be satisfied and documents must be delivered by the Borrower and transferee (or the continuing corporation or other entity formed by Merger) that the Lender may reasonably require.

(b)	Notwithstanding Section 8.6(a), nothing shall prevent or restrict a Change in Control of Seabridge provided that:

(i)	the Borrower provides at least fifteen (15) Business Days’ notice;

(ii)	Seabridge’s Common Shares are listed on an Exchange; and

(iii)	any replacement Security (including limited recourse parent guarantees and share pledges) are provided to the Lender as the Lender may reasonably require.

If the Lender is not satisfied, acting reasonably, that the Person acquiring control of Seabridge is an Eligible Transferee, or if such Person acquiring control is a Subsidiary of an ultimate parent owner and such ultimate parent owner and each of its Affiliates that have a direct or indirect ownership interest in Seabridge and the Borrower is not an Eligible Transferee then, the Lender may by notice to the Borrower within 30 days of completion of the Change of Control declare all of the outstanding Principal Amount of this Note, all accrued and unpaid interest on the Note and the Change of Control Interest Premium to be due and payable. Upon receipt of such a notice from the Lender of its exercise of such right, the Borrower shall have sixty (60) Business Days’ thereafter to repay Principal Amount to the Lender together with all accrued and unpaid interest owing thereon and the Change of Control Interest Premium.

(c)	Subject to Section 8.6(d), this Note must not be Transferred by the Lender without the prior written consent of the Borrower, not to be unreasonably withheld, delayed or conditioned, and provided such consent is obtained, the transfer by the Lender must be made in accordance with applicable Laws, including Applicable Securities Laws. Notwithstanding the foregoing, if an Event of Default has occurred and is continuing, the Lender shall not require the Borrower’s consent to Transfer this Note, the Security or the Security Documents. If the Lender assigns part of this Note, the Security or the Security Documents, the Lender and all such assignees must appoint a common administrative agent such that the Borrower need only to deal with one Person in respect of the Note, the Security and the Security Documents. If the Lender intends to Transfer this Note or any portion thereof, it shall deliver to the Borrower the transfer form attached to this Note as Schedule B, duly executed by the Lender. Subject to and upon compliance with the foregoing conditions and the surrender by the Lender of this Note, the Borrower shall execute and deliver to the applicable transferee a new Note registered in the name of the transferee. Prior to registration of any Transfer of this Note, the Lender and the applicable transferee shall be required to provide the Borrower with necessary information and documents, including certificates and statutory declarations, as may be required to be filed under applicable Laws.

(d)	Notwithstanding Section 8.6(c),

(i)	the Borrower acknowledges and agrees that certain beneficial interests in this Note may be transferred to Sprott Private Resource Streaming and Royalty (Collector), LP and [●][4], as Beneficial Owners, without restriction;

(ii)	nothing in this Note will prevent or in any way or restrict a Transfer of a Beneficial Owner’s interest in this Note;

(iii)	nothing in this Note will prevent or in any way or restrict a Change of Control or Merger of the Lender; and

(iv)	the Lender may assign any or all its right, title and interest in the Note Documents at anytime to any Canadian Affiliate of the Lender.

[4]	NTD: OTPPB to specify entity.

8.7	Currency Indemnity

If a judgment or order is rendered by any court or tribunal for the payment of any amount owing to the Lender under this Note or under or in respect of a judgement or order of another court or tribunal for the payment of such an amount, and the judgement or order is expressed in a currency other than U.S. dollars (the “Judgment Currency”), the Borrower shall indemnify and hold the Lender harmless against any deficiency in terms of the U.S. dollars in the amounts received by the Lender arising or resulting from any variation as between (a) the actual rate of exchange at which the U.S. dollars are converted into the Judgment Currency for the purposes of the judgment or order, and (b) the actual rate of exchange at which the Lender is able to purchase the U.S. dollars with the amount of the Judgment Currency actually received by the Lender on the date of receipt. The indemnity in this Section 8.7 constitutes a separate and independent obligation from the other obligations of the Borrower under this Note and applies irrespective of any indulgence granted by the Lender.

8.8	Audits Rights and Inspection Rights

Once per calendar year, upon ten (10) days’ notice to the Borrower, the Lender shall have the right to audit the financial records of the Borrower and Seabridge (to the extent its financial records relate to the Borrower or the Project) of during regular business hours. The Lender shall also have the right to visit the Property once per calendar year and at any time, ask questions pertaining to the Borrower, Seabridge (to the extent relating to the Borrower or the Project) or the Project, and receive answers from the Borrower in a timely manner.

8.9	Reporting

The Borrower shall provide the Lender with the following information and reports within the times provided below:

(a)	on or before the 40th Business Day after the end of each calendar month, monthly operating and capital reports as provided to the management of the Borrower or Seabridge, including reporting on substantial start progress, development and construction, permitting, environmental, safety and community matters as the Lender may request;

(b)	promptly upon preparation thereof, reserve and resource reports prepared for the Project in compliance with National Instrument 43-101;

(c)	promptly upon preparation thereof, a copy of any material engineering, technical or economic studies in respect of the Property;

(d)	promptly upon preparation thereof, a copy of any development and mine plan (or any amendment thereto) or annual production forecast in respect of the Project;

(e)	each quarter, a reasonably detailed update on the proposed financing arrangements relating to the Project and potential joint venture discussions, subject to compliance with any applicable confidentiality obligations;

(f)	promptly following receipt, a copy of any notice of default, termination or enforcement action under any contract which could reasonably be expected to have a Material Adverse Effect;

(g)	copies of material contracts, studies, reports or other information that may be reasonably requested by the Lender;

(h)	promptly after the Borrower has knowledge or becomes aware thereof, written notice of all material actions, suits and proceedings before any Governmental Body or arbitrator, pending or threatened, against or directly affecting the Project or the Property, including any material actions, suits, claims, notices of violation, hearings, investigations or proceedings with respect to the ownership, use, maintenance and operation of the Project or the Property, including those relating to environmental Laws;

(i)	as soon as reasonably practicable, details of any material First Nations or local community disputes or issues that have occurred on or in respect of the Property;

(j)	promptly after the Borrower has knowledge or becomes aware thereof, written notice of any other material condition or event concerning the Property, the Note Documents or the Lender’s rights under the Note Documents, including any force majeure event, labour or civil disruption, actual or threatened material legal action, actual or threatened withdrawal of any material permit or third-party approval, any material human rights, community, health and safety, other social, animal welfare, conservation, other environmental, or corporate governance controversies or initiatives or any change in Law materially impacting the Property or Project;

(k)	within 90 days of the end of each fiscal year and to the extent prepared by management, its unaudited, unconsolidated financial statements and to the extent prepared and delivered to any lender or other third party, its audited unconsolidated financial statements; and

(l)	such other statements, lists of property and accounts, budgets, forecasts, projections, reports, or other information respecting the Project or the Property as the Lender may from time to time reasonably request.

8.10	Confidentiality

(a)	Subject to Section 8.10(b), each party covenants with the other that it will keep confidential the terms of this Note and all information (whether in tangible, electronic or other form) provided or disclosed to it by reason of the operation of this Note (“Confidential Information”).

(b)	Each party undertakes that neither it, its Affiliates or their respective directors, officers, employees, agents, representatives or contractors will, without the prior written consent of the other party, disclose any Confidential Information to any third Person unless:

(i)	the disclosure is expressly permitted by this Note;

(ii)	the information is already in the public domain (unless it entered the public domain because of a breach of this Section 8.10 by such party);

(iii)	the disclosure is made on a confidential basis to the party’s officers, employees, agents, financiers, investors or professional advisors, and is necessary for the party’s business;

(iv)	the disclosure is necessary to comply with any applicable Law, or an order of a court or tribunal;

(v)	subject to Section 8.10(c), the disclosure is necessary for a party or its Affiliates to comply with a directive or request of any Governmental Body, securities regulator or stock exchange (whether or not having the force of law) so long as a responsible person in a similar position would comply;

(vi)	subject to Section 8.10(c), the disclosure is necessary or desirable to obtain an authorization from any Governmental Body, securities regulator or stock exchange;

(vii)	the disclosure is necessary in relation to any discovery of documents, or any proceedings before an arbitrator, court, tribunal, other Governmental Body, securities regulator or stock exchange; or

(viii)	the disclosure is made on a confidential basis to a prospective permitted assignee or financier of the party, or to any other Person who proposes to enter into contractual relations with the party and agrees to keep the disclosure confidential in accordance with this Section 8.10.

(c)	Before disclosing any Confidential Information to a Governmental Body or securities regulator in accordance with sections 8.10(b)(v) or 8.10(b)(vi), the disclosing party must, to the extent permitted by applicable Law, provide the other party with a draft of the proposed disclosure for its consideration and comment.

8.11	Public Statements and Filing of Note

(a)	The Borrower shall not issue any press release or make any other public statement or disclosure with respect to this Note without the consent of the Lender (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that the foregoing shall be subject to the Borrower’s overriding obligation to make any disclosure or filing in accordance with applicable Laws, including Applicable Securities Laws, and if, in the opinion of its outside legal counsel, such disclosure or filing is required and the Lender has not reviewed or commented on the disclosure or filing, the Borrower shall use its best efforts to give the Lender prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Borrower shall give reasonable consideration to any comments made by the Lender or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing. Notwithstanding the foregoing, the Borrower may have discussions with its shareholders, financial analysts and other stakeholders relating to this Note or the transactions contemplated by it, provided that such discussions are not inconsistent with the most recent press release, public disclosures or public statements made by the Borrower that was approved by the Lender prior to filing or release.

(b)	The Borrower agrees that if it or any of its Affiliates is required to file a copy of this Note in any public registry, filing system or depository, including, in order to comply with applicable Law, it shall consult with the Lender with respect to any proposed redactions to this Note in compliance with such applicable Laws before it is filed in any such registry, filing system or depository.

8.12	Release and Discharge

If the Principal Amount of this Note is automatically set-off pursuant to Article 3 hereof, or if the Borrower pays all of the Obligations in full to the Lender, the Lender shall release this Note and the Borrower shall be, and shall be deemed to have, discharged of all its obligations under this Note. The Lender shall then, at the request of the Borrower execute and deliver all such releases and further assurances as may be reasonably required in this regard including, without limitation, releases and discharges of any guarantee.

8.13	Costs and Expenses

(a)	Except as otherwise provided for in this Note and subject to the following provisions of this Section 8.13, all costs and expenses incurred by a party shall be for its own account.

(b)	Subject to Section 8.13(c), the Borrower shall pay to the Lender on demand all costs and expenses of the Lender and its agents, counsel, and any receiver or receiver-manager appointed by them or by a court (including all fees, expenses and disbursements of legal counsel) in connection with this Note and the documents contemplated hereunder, including:

(i)	the preparation, negotiation, and completion of the Note Documents, including any schedules attached thereto;

(ii)	any actual or proposed amendment or modification of the Note Documents requested by the Borrower or Seabridge, including any schedules attached thereto, or any waiver thereunder and all instruments supplemental or ancillary thereto;

(iii)	fees and expenses of the Lender incurred as part of the Lender’s due diligence or investigation or information gathering in respect of the Borrower and the Project and entering into this Note, including the fees and expenses of the Lender’s mining and other technical consultants;

(iv)	the initial registration of any of the Security in any public record office;

(v)	any subsequent registration, maintenance and/or discharge of any of the Security in any public record office; and

(vi)	the defence, establishment, protection or enforcement of any of the rights or remedies of the Lender under the Note Documents, including the fees and expenses of advisors and consultants incurred in connection therewith, including any investigation or information gathering.

(c)	The maximum of amount of costs, fees and expenses that will be paid for by the Borrower pursuant to Sections 8.13(b)(i), 8.13(b)(iii) and 8.13(b)(iv) shall be $250,000 in the aggregate.

8.14	Successors and Assigns

This Note shall enure to the benefit of the Lender and its successors and assigns, and shall be binding upon the Borrower and its successors and permitted assigns.

8.15	Time

Time shall be of the essence of this Note.

8.16	Governing Law

This Note shall be governed by and interpreted in accordance with the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein. The Borrower and, by its acceptance hereof, the Lender each hereby irrevocably submit and attorn to the nonexclusive jurisdiction of the courts of the Province of British Columbia in connection with this Note.

8.17	Further Assurances

The Borrower shall forthwith, at its own expense and from time to time, do or file, or cause to be done or filed, all such things and shall execute and deliver all such documents, agreements, opinions, certificates and instruments reasonably requested by the Lender or its counsel as may be necessary or desirable to complete the transactions contemplated by this Note and the Security and carry out the provisions and intention hereof and thereof.

Schedule B – Form of Transfer

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers to:

(Name)

(Address)

(the “Transferee”), the Secured Note of KSM MINING ULC issued on _____________, 2022 registered in the name of the undersigned, and irrevocably appoints ______________as the attorney of the undersigned to transfer to the Transferee the Note on the books of KSM MINING ULC, with full power of substitution.

DATED this___ day of ___________, 20___.

[NAME]

By:
Name:
Title:

B-1

Schedule C– Form of Royalty Agreement

C-1

Royalty Agreement

Between

[KSM Mining ULC]

- And -

[●]

[●], 20[●]

Table Of Contents

1.	Definitions and Interpretation	1
1.1	Definitions	1
1.2	Interpretation	11
1.3	Currency	12
1.4	Good Faith	12
2.	Royalty	13
2.1	Purchase of Royalty	13
2.2	Grant of Royalty	13
2.3	Interest in the Property	13
2.4	Term	13
2.5	Royalty Repurchase Option	14
3.	Royalty Payments	14
3.1	Accrual of Payment Obligation	14
3.2	Payments	15
3.3	Election to Receive Payment In Kind	15
3.4	Insurance Proceeds	15
3.5	Audit and Adjustments	16
3.6	Currency and Wire Transfer	17
3.7	Late Payment	17
3.8	Disposition of Product and Offtake Agreements	17
3.9	Trading Activities of the Company	17
3.10	WSMD Procedures	18
4.	Execution Date Deliveries	18
4.1	Execution Date Deliveries by the Company	18
4.2	Execution Date Deliveries by the Royalty Holder	18
5.	Operation Of The Property	19
5.1	Company to Determine Operations	19
5.2	Performance of Mining Operations	19
5.3	Compliance with Applicable Laws	19
5.4	Reclamation Obligations	19
5.5	Stockpiling	20
5.6	Commingling	20
5.7	Tailings	21
5.8	Activities to be conducted in a Proper Manner	21
5.9	Reacquisition of Property	22
5.10	Change of Offtaker	22
6.	Records, Access And Reporting	22
6.1	Records and Access	22

i

6.2	Royalty Statements	22
6.3	Annual Reports	23
6.4	Annual Forecast	24
6.5	Mineral Resources or Mineral Reserves	24
6.6	Project Development and Financing Arrangements	24
6.7	Development and Mine Plans	25
6.8	Other Reporting Obligations and Notices	25
7.	Indemnity	26
7.1	Indemnity	26
7.2	Enforcement of Indemnity	26
7.3	Survival of Indemnity	26
8.	Maintenance of Existence and Title; Warranties	27
8.1	Maintenance of Existence	27
8.2	Title Maintenance and Taxes	27
8.3	Abandonment	28
8.4	Grant of Encumbrances	29
8.5	Title Opinions	29
8.6	Right of Royalty Holder to Cure Defects	29
8.7	Representations and Warranties	29
9.	Insurance Matters	31
9.1	Maintenance of Insurance	31
9.2	Shipment of Product	31
9.3	Loss Payee	31
9.4	Notice of Loss or Damage	31
10.	Assignment	31
10.1	Meaning of Assign	31
10.2	Assignment by the Royalty Holder or Beneficial Owners	31
10.3	Assignment by the Company	31
10.4	Change of Control	32
11.	Confidentiality	32
11.1	Confidentiality	32
11.2	Announcements	33
12.	Dispute Resolution	33
12.1	Disputes	33
12.2	Dispute Notices and Dispute Representatives	33
12.3	Arbitration	34
12.4	Performance of Obligations During Dispute	35
13.	Notice	35
13.1	Form of Notice	35
13.2	Delivery	35

ii

13.3	Address for Notice	36
14.	Miscellaneous	36
14.1	Taxes	36
14.2	Governing Law	37
14.3	Other Activities and Interests	37
14.4	No Partnership	37
14.5	Consent	37
14.6	Severability	38
14.7	Compliance with National Instrument 43-101 and other Approved Standards	38
14.8	Replacement Product Prices	38
14.9	Entire Agreement	39
14.10	Time of the Essence	39
14.11	Further Assurances	39
14.12	Amendment	39
14.13	Waiver	39
14.14	Successors and Assigns	39
14.15	Counterparts	39
14.16	Execution - Authorized Officer to Sign	39
Schedule A - Description Of Property		41
Schedule B - Map Of Property		45
Schedule C – [***]		46

iii

Royalty Agreement

This Agreement dated as of the [●] day of [●], 20[●].

Between:

[KSM Mining ULC, an unlimited liability company incorporated under the laws of British Columbia and having an office at [●]]1

(“Company”)

And:

[●], a company incorporated under the laws of [●] and having an office at [●]2

(“Royalty Holder”)

Introduction:

A.	The Company owns and intends to develop the Project.

B.	The Company has agreed to create, grant and sell the Royalty to the Royalty Holder in exchange for the payment of the Purchase Price, inclusive of all Taxes, in accordance with the terms and conditions described herein.

In Consideration Of, among other things, the mutual promises contained in this Agreement, the Parties agree as follows:

1.	Definitions and Interpretation

1.1	Definitions

Unless the context otherwise requires, in this Agreement:

“Abandonment Date” has the meaning given in Section 8.3(a);

“Abandonment Property” has the meaning given in Section 8.3(a) and, for certainty, includes the surrendered mineral titles acquired by the Company, or an Affiliate of the Company or their respective Personnel, agents or joint actors, as referred to in Section 8.3(d);

“Affiliate” means any Person that directly or indirectly controls, is controlled by, or is under common control with, a Party. For purposes of the preceding sentence, “control” means possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise;

“Agreement” means this document including any schedule or appendix to it;

“Approved Standard” means any of the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Mineral Reserves, Subpart 1300 of Regulation S-K under the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934), the JORC Code, the SAMREC Code, or any other classification system for the reporting of mineral reserves and mineral resources that qualifies as an “acceptable foreign code” for purposes of NI 43-101 from time to time, in each case as such classification may be in effect from time to time, or any successor instrument, rule or policy to any of the foregoing;

[1]	NTD: To be updated if a more than one property owner exists on execution (as permitted under the Note).
[2]	NTD: To be updated to reflect any assignment by the Lender in accordance with the terms of the Note.

“Authorization” means any authorization, approval, consent, concession, exemption, license, lease, grant, permit, franchise, right (including surface rights, access rights, rights of way, privileges, concessions or franchises granted to or held by the Company by, or required to be obtained from, any Person (including a Governmental Body), for the exploration of the Property or the construction, development and operation of the Project), privilege or no-action letter from any Governmental Body having jurisdiction with respect to any specified Person, property, transaction or event, or with respect to any of such Person’s property or business and affairs (including any zoning approval, mining permit, development permit or building permit) or from any Person in connection with any easements, contractual rights or other matters, but in each case excludes the Property;

“Average Silver Price” means the average London Bullion Market Association daily per ounce Silver Price in U.S. dollars quoted by the London Bullion Market Association (currently administered by ICE Benchmark Administration) or any successor thereto, calculated by summing such quoted price reported for each day in a Quarter and dividing the sum by the number of days for which such prices were reported;

“Beneficial Owner” means, on the Execution Date, the Persons who are Beneficial Owners (as defined in the Note), which shall be deemed to be the initial Beneficial Owners under this Agreement, and their respective successors and permitted assigns under this Agreement;

“Books and Records” the books, accounts, records and data of every kind or nature maintained by or on behalf of the Company or an Affiliate of the Company in relation to the Project, or the Company's operations and activities on the Property, or the calculation of the Royalty, including books, accounts and records which relate to, contain or which consist of:

(a)	the quantity of Product Sold in each Quarter or for which insurance proceeds have been received in the Quarter;

(b)	the calculation of each component of the Royalty for each Quarter;

(c)	the payment of the Royalty in each Quarter;

(d)	where there is any commingling in a Quarter of Product or Ore with materials extracted from land outside the boundaries of the Property, the measures, moistures and assays of the minerals and substances in the Product or Ore extracted and recovered from the Property prior to the commingling;

(e)	Offtake Agreements, settlement sheets, invoices, ledger cards, bills of lading and other shipping evidence, statements, correspondence, memoranda, credit files, electronically stored data and other data;

(f)	geological and metallurgical data, drill hole logs, cross sections and assay results;

(g)	the exploration, development and mining of the Property; and

(h)	the stockpiling, treatment, processing, refining and transportation of Product, Ore or Tailings (as the case may be);

“Business Day” means a day that is not a Saturday, Sunday or any other day which is a public holiday or a bank holiday in the place where an act is to be performed or a payment is to be made;

“Change of Control” of a Person (the “Subject Person”) means the consummation of any transaction or event, including any consolidation, business combination, arrangement, amalgamation or merger or any issue, transfer or acquisition of securities, the result of which is that any other Person (other than an Affiliate of the Subject Person) or group of other persons (other than an Affiliate of the Subject Person) acting jointly or in concert for purposes of such transaction or event (a) becomes the beneficial owners, directly or indirectly, of more than 50% of the votes attached to the voting securities of the Subject Person or (b) otherwise acquires control of the Subject Person through the occupation of a majority of the seats (other than the vacant seats) on the board of the Subject Person by individuals who were neither (i) nominated by the board of the Subject Person nor (ii) appointed, approved or endorsed by members of the board of the Subject Person;

“Claim” includes any claim, action, damage, loss, liability, cost, charge, expense, outgoing, payment or demand of any nature and whether present or future, fixed or unascertained, actual or contingent and whether at law, in equity, under statute, contract or otherwise;

“Commercial Production” means the operation of all or part of the Property as a producing mine, but does not include bulk sampling or milling for the purpose of testing or milling by a pilot plant, and will be deemed to have commenced on the first day of the month following the first thirty (30) consecutive days during which Product has been produced from the Property at an average rate of not less than 70% of the initial rated capacity if a plant is located on the Property, or if no plant is located on the Property, the last day of the first period of thirty (30) consecutive days during which ore has been shipped from the Property on a reasonably regular basis for the purpose of earning revenues, whether to a plant or facility constructed for that purpose or to a plant or facility already in existence;

“Commingling Disadvantage” has the meaning set out in Section 5.6(c);

“Commingling Plan” has the meaning set out in Section 5.6(a);

“Confidential Information” has the meaning given in Section 11.1;

“Deductions” means any and all refining, treatment and other charges, penalties, insurance, deductions, transportation, settlement, financing, price participation charges and/or other charges, payability or qualifying lot thresholds or criteria, penalties, deductions, set-offs, Taxes and expenses pertaining to and/or in respect of the operation of the Project, the Property, the Products therefrom and the calculation or determination of the credits/payments on account of the Royalty (or payments in lieu thereof);

“Development and Mine Plan” means, in respect of the Project taken as a whole, the development and/or mine plan adopted by the board of directors of the Company as such plan may be amended, restated, revised or supplemented by the Company from time to time;

“Disclosure Letter” means the disclosure letter delivered to Sprott Private Resource Streaming and Royalty (B) Corp.3 by Seabridge and the Company pursuant to the Subscription Agreement and dated the same date as the Subscription Agreement;

“Disposal” means any disposal by any means including dumping, incineration, spraying, pumping, injecting, depositing or burying;

“Dispute” has the meaning given in Section 12.1;

“Dispute Notice” has the meaning given in Section 12.2(a);

[3]	NTD: Change to “Royalty Holder” if same entity.

“Dispute Representative” has the meaning given in Section 12.2(b);

“Encumbrance” means any mortgage, deed of trust, charge, pledge, hypothecation, security interest, priority or other security agreement, assignment, deposit arrangement, lien (statutory or otherwise), title retention agreement or arrangement, conditional sale, option, licence or licence fee, royalty, claim, production payment, restrictive covenant, preferential arrangement or other encumbrance of any nature or any agreement to give or create any of the foregoing, whether registered or recorded or unregistered or unrecorded;

“Environment” includes the air, surface water, groundwater, body of water, any land, soil or underground space even if submerged under water or covered by a structure, all living organisms and the interacting natural systems that include components of air, land, water, organic and inorganic matters and living organisms and the environment or natural environment as defined in any Environmental Law and “Environmental” will have a similar extended meaning;

“[***];

“Excluded Taxes” means, with respect to the Royalty Holder or any other Beneficial Owner of the Royalty, any Taxes imposed or collected by a jurisdiction by reason of the Royalty Holder or any Beneficial Owner (as applicable), being incorporated or resident in that jurisdiction, or having a permanent establishment in that jurisdiction, in each case determined by application of the laws of that jurisdiction (other than where such Tax is imposed on or collected by any jurisdiction and such Tax arises in connection with entering into, benefitting from or enforcing rights under the Royalty Agreement);

“Execution Date” means the date of this Agreement;

“Environmental Laws” means all Laws relating in whole or in part to the Environment, including those relating to the storage, generation, use, handling, manufacture, processing, transportation, import, export, treatment, Release or Disposal of any Hazardous Substance;

“Good Industry Practice” means, in relation to any decision or undertaking, the exercise of that degree of diligence, skill, care, prudence, oversight, economy and stewardship which is commonly observed or would reasonably be expected to be observed by skilled and experienced professionals in the Canadian mining industry engaged in the same type of undertaking under the same or similar circumstances;

“Governmental Body” means any federal, provincial, state, territorial, regional, municipal, local government or authority, quasi government authority, fiscal or judicial body, government or self-regulatory organisation, commission, board, tribunal, organisation, stock exchange or any regulatory, administrative or other agency, or any political or other subdivision, department, or branch of any of the foregoing including any indigenous or native body (or both, as the case may be) exercising governance powers by right, title or custom;

“Gross Proceeds” in any given Quarter means the dollar amount determined by multiplying the full number of Silver ounces contained in all Product Sold during such Quarter by the Average Silver Price , provided that (i) if Sale and payment for the Product Sold are not made in the same Quarter, the Product Sold shall be deemed to be Sold in the Quarter in which the later of Sale or payment for the Product Sold occurs, and (ii) if a provisional settlement for a Sale occurs during one Quarter and the final settlement for such Sale occurs in a subsequent Quarter, the adjustment will be taken into account in determining the Silver ounces extracted from Product Sold in the subsequent Quarter;

“Hazardous Substance” means any pollutant, contaminant, waste, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law;

“ICC” means the International Chamber of Commerce or any entity which replaces it or which substantially succeeds to its powers or functions;

“ICC Rules” has the meaning given in Section 12.3(b)(i);

“IFRS” means the International Financial Reporting Standards adopted by the International Accounting Standards Board from time to time;

“Indemnified Party” has the meaning given in Section 7.1;

“Interest Rate” means 8.5%;

“Inventory Period” has the meaning given in Section 5.5(c);

“Law” includes:

(a)	Federal, Provincial, State and local government legislation including regulations and by-laws;

(b)	legislation of any jurisdiction other than those referred to in paragraph (a) with which a Party must comply;

(c)	common law and equity;

(d)	judgments, decrees, writs, administrative interpretations, guidelines, policies, injunctions, orders or the like, of any Governmental Body with which a Party is legally required to comply; and

(e)	Governmental Body requirements and consents, certificates, licences, permits and approvals (including conditions in respect of those consents, certificates, licences, permits and approvals);

“Material Adverse Effect” means any change, event, occurrence, condition, circumstance, effect, state of facts or development that has, or would reasonably be expected to have, individually or in the aggregate, a material and adverse effect on:

(a)	the Project or the ability of the Company to explore, construct, develop or operate the Project substantially in accordance with the Development and Mine Plan in effect at the time of the occurrence of such change, event, occurrence, condition, circumstance, effect, state of fact or development, in each case other than changes in general economic or political conditions, commodity prices and the general mining industry, changes in Law, changes relate to securities markets in general, or the commencement or continuation of hostilities, war, natural disaster, pandemics or epidemics, that do not materially and adversely affect the Company disproportionately compared to other comparable mining companies or any action taken that is required pursuant to this Agreement;

(b)	the ability of the Company to perform its material obligations under this Agreement; or

(c)	the legality, validity, binding effect or enforceability of this Agreement, the Royalty or the rights and remedies of the Royalty Holder under this Agreement;

“Mineral Reserves” means proven and probable mineral reserves (or their equivalent) as defined under any Approved Standard;

“Mineral Resources” means measured, indicated and inferred mineral resources (or their equivalent) as defined under any Approved Standard;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (or any successor instrument, rule or policy);

“Note” means the secured note dated February [●], 2022 between the Company and Sprott Private Resource Streaming and Royalty (B) Corp.4;

“Notice” or “notice” has the meaning given in Section 13.1;

“Offer” has the meaning given in Section 10.2(b);

“Offered Interest” has the meaning given in Section 10.2(b);

“Offtake Agreement” means any agreement entered into by the Company or its Affiliates with an Offtaker for: (a) the Sale of Product to an Offtaker; (b) the delivery of the entitlement to, or the benefit of, Product to an Offtaker; or (c) the smelting, refining or other beneficiation of Product by an Offtaker for the benefit of the Company or its Affiliates, as the same may be supplemented, amended, restated or superseded from time to time;

“Offtaker” means any Person (that is not the Company or its Affiliates): (i) that purchases Product from the Company or its Affiliates; (ii) that is the recipient or transferee of title to Product or the recipient of the entitlement to or benefit of Product from the Company or its Affiliates; or (iii) that takes delivery of Product for the purpose of smelting, refining or other beneficiation of such Product for the benefit of the Company or its Affiliates;

“Ore” means all ore and rock containing minerals of every nature and kind, (including precious and base metals), in an unprocessed form or state which is mined, excavated or extracted from the Property to be sent for processing;

“Other Source Product” has the meaning given in Section 5.6;

“Other Taxes” means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement;

“Parties” means the Company and the Royalty Holder and “Party” means either the Company or the Royalty Holder, as the context requires;

“Permitted Encumbrance” means:

(a)	any security interest arising by operation of law or in the ordinary course of business in connection with or to secure the performance of bids, tenders, contracts, leases, statutory obligations, surety bonds or appeal bonds;

(b)	any undetermined or inchoate lien or prior claim or any like lien or right of set-off arising in the ordinary course of business or under applicable Law, securing obligations incurred in connection with the Property which are not yet overdue or which are being contested or litigated in good faith;

(c)	any security interest for taxes, assessments or governmental charges not yet due or being contested in good faith (but only so long as such contest will not involve any possibility of the sale, loss or forfeiture of the Property and, where applicable Law requires such amounts to be paid while being contested, such amounts have been paid);

[4]	NTD: Change to “Royalty Holder” if same entity.

(d)	any security interest incurred or deposit made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other forms of governmental insurance or benefits;

(e)	any builders’, mechanics’, materialman’s, miners’, carriers’, warehousemen’s and landlords’ liens and privileges, in each case, which relate to obligations not yet due or delinquent, or which the Company is contesting in good faith by appropriate proceeding and in respect of which reserves have been established in accordance with IFRS;

(f)	any right reserved to or vested in any Governmental Body by the terms of any lease, licence, franchise, grant, claim or permit held or acquired by the Company, or by any statutory provision, to terminate the lease, licence, franchise, grant, claim or permit to purchase assets used in connection therewith or to require annual or other periodic payments as a condition of the continuance thereof;

(g)	any Encumbrance created or assumed by the Company in favour of a public utility or Governmental Body when required by the public utility or Governmental Body in connection with the operations of the Company;

(h)	any reservations, limitations, provisos and conditions expressed in original grants from any Governmental Body or the term of any lease from any Governmental Body;

(i)	any applicable municipal or other restrictions by a Governmental Body affecting the use of land or the nature of any structures which may be erected thereon, any minor encumbrance, such as easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons, rights-of-way for sewers, electric lines, telegraph and telephone lines, oil and natural gas pipelines and other similar purposes, or zoning or other restrictions applicable to the use of real property by the Company;

(j)	Encumbrances (including royalties) as existed on the date of the Subscription Agreement as disclosed in the Disclosure Letter;

(k)	the Royal Gold Option Agreement and any royalties granted thereunder or in connection therewith;

(l)	Permitted Mortgages;

(m)	Encumbrances of, or resulting from, any judgment or award which is being contested in good faith by appropriate proceedings;

(n)	any other Encumbrance consented to, agreed to or approved by the Royalty Holder (or its Affiliates) in writing, including any other Encumbrance permitted under the Note prior to the date of this Agreement; and

(o)	any extension, renewal or replacement of any of the foregoing;

“Permitted Mortgage” means, provided that the requirements of Section 8.4(b) are satisfied:

(a)	the Pretium Secured Obligations; and

(b)	a mortgage or debenture or other security interest granted by the Company over the Property for the purpose of securing Project Financing, and any and all indebtedness of the Company incurred or assumed after the date hereof;

“Permitted Mortgagee” means a mortgagee or mortgagees who hold a Permitted Mortgage on the Property;

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or other form of enterprise, or any government or any agency or political subdivision thereof;

“Personnel” means, at the relevant time, in relation to a Party, any of its (or any Affiliates’) directors, officers or employees;

“Pretium Property Purchase Agreement” means the property purchase agreement dated as of December 4, 2020 among the Company, Pretium Exploration Inc. and Pretium Resources Inc.;

“Pretium Royalty Agreement” means the snowfield net smelter returns royalty agreement dated as of December 16, 2020 between the Company and Pretium Exploration Inc.;

“Pretium Secured Obligations” means all obligations of the Company owed to Pretium Exploration Inc. under the Pretium Property Purchase Agreement and the Pretium Royalty Agreement secured under the Pretium Security Agreement;

“Pretium Security Agreement” means the mortgage, charge and security agreement dated as of December 16, 2020 made by the Company in favour of Pretium Exploration Inc.;

“Product” means any and all minerals of every nature and kind, (including precious and base metals), in whatever beneficiated form or state which are produced, extracted by processing, recovered in soluble solution or otherwise recovered or produced from material mined or excavated from the Property, and including any such material derived from any processing or reprocessing of any Tailings, and including any other products resulting from the further milling, processing or other beneficiation of such materials, including concentrate or doré, and for greater certainty, excludes Tailings;

“Project” means the Kerr-Sulphurets-Mitchell (including East Mitchell) mining project located in British Columbia, Canada, which comprises the Project Property, and includes the exploration, mining, development, production, processing, recovery, sale, transportation, storage and delivery operations and assets and infrastructure related thereto;

“Project Financing” means any loan facility or other financing arrangement for indebtedness in favour of Seabridge or the Company provided by Project Lenders for the purpose of financing all or a portion of the costs of the development, construction, expansion or operation of a mine on the Property, including any refinancing thereof, in accordance with the development and/or mine plan for the Project adopted by the board of directors of the Company and that contains customary terms and conditions for mining projects similar in nature to the Project;

“Project Lenders” means any arm’s length lender, or syndicate of lenders, that provides any Project Financing;

“Project Property” means all of the property, assets, undertaking, approvals, licenses, permits and rights of the Company in and relating to the Project, whether now owned or existing or hereafter acquired or arising, including real property, buildings thereon, fixtures and improvements to real property (including all property, plant and equipment), personal property and mineral interests, and specifically including, but not limited to: (a) the Property and all Products and Tailings; (b) any and all interest in processing facilities; (c) all accounts, instruments, chattel paper, deposit accounts, documents, intangibles, goods (including inventory, equipment and fixtures), money, letter of credit rights, supporting obligations, claims, causes of action and other legal rights and investment property in each case relating to the Project; (d) all Project agreements and any other contracts relating to the Project; (e) all products, proceeds (including proceeds of proceeds), rents and profits of the foregoing; (f) all licenses, permits approvals, authorizations, consents, rights (including surface rights, access rights and rights of way), privileges, concessions or franchises held or required to be obtained for the development and operation of the Project; and (g) all books and records related to any of the foregoing;

“Property” means the mineral rights as set out in Schedule A and depicted in the map set out in Schedule B to this Agreement together with any present or future mineral rights resulting from renewal, extension, modification, substitution, amalgamation, succession, conversion, demise to lease, renaming or variation of any of those mineral rights or any additional mineral rights deriving from those mineral rights (whether granting or conferring the same, similar or any greater rights and whether extending over the same or a greater or lesser domain) and will automatically include any reacquisition of mineral rights contemplated by Section 5.9;

“Purchase Price” means $225,000,000;

“Qualified Project Operator” means any ultimate parent owner that, collectively with its subsidiaries which (a) has sufficient financial resources and technical and operational capability to develop, own and operate the Project in accordance with Good Industry Practice and perform all of the Company’s obligations under this Agreement and all material contracts, applicable Laws and Authorizations pertaining to the Project; and (b) has at least equivalent financial resources and technical and operational capability as the Company and its Affiliates taken as a whole;

“Quarter” and “Quarterly” mean the period commencing on the date that the Company or its Affiliates first receives payment for the Sale of Product or the out-turn of refined metals by a refinery to the Company’s or its Affiliate’s pool account in respect of Product and expiring on the day preceding the next occurring 1st day of January, April, July or October and thereafter each successive period of 3 calendar months;

“Refined Silver” means marketable metal bearing material in the form of silver bars or coins that is refined to standards meeting or exceeding 999 parts per 1,000 fine silver, and otherwise conforming to the London Bullion Market Association specifications for good delivery;

“Repurchase Payment” has the meaning given in Section 2.5(a);

“Restricted Person” means any person that:

(a)	is named, identified, described in or on or included in or on any of:

(i)	the lists issued under Canadian economic sanctions and terrorism financing legislation, including the Special Economic Measures Act (Canada), the Criminal Code (Canada), the United Nations Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) (Canada), and the Freezing Assets of Corrupt Foreign Officials Act (Canada), and any regulations promulgated under the foregoing;

(ii)	the Denied Persons List, the Entity List or the Unverified List, compiled by the Bureau of Industry and Security, U.S. Department of Commerce;

(iii)	the List of Statutorily Debarred Parties compiled by the U.S. Department of State;

(iv)	the Specially Designated Nationals And Blocked Persons List compiled by the U.S. Office of Foreign Assets Control;

(v)	the Annex to (or any person that is otherwise subject to the provisions of) U.S. Executive Order No. 13324;

(vi)	the Consolidated List of Financial Sanctions Targets compiled by Her Majesty’s Treasury (United Kingdom);

(vii)	the Consolidated List of Persons, Groups and Entities Subject to European Union Financial Sanctions as prepared by the European External Action Service and agreed by the Council of the European Union; or

(viii)	any publicly available lists maintained from time to time under the applicable Laws of Canada, the United States, the United Kingdom or the European Union relating to anti-terrorism or anti-money laundering matters;

(b)	is subject to trade restrictions or other government sanctions under any applicable Laws of Canada, the United States, the United Kingdom or the European Union from time to time, including:

(i)	the Special Economic Measures Act (Canada), the Criminal Code (Canada), the United Nations Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) (Canada) and the Freezing Assets of Corrupt Foreign Officials Act (Canada);

(ii)	the International Emergency Economic Powers Act, 50 U.S.C.; or

(iii)	the Trading with the Enemy Act, 50 U.S.C. App. 1 et seq.; or any other enabling legislation or executive order relating thereto, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Title III of Pub. L. 107-56; or

(c)	is known, after reasonable inquiry, to be an Affiliate of a person referred to in paragraph (a) or (b) of this definition;

“ROFO Notice” has the meaning given in Section 10.2(b);

“Royal Gold Option Agreement” means the option agreement dated as of June 16, 2011 between Seabridge and RGLD Gold Canada, Inc., as amended by an amending agreement dated as of October 28, 2011 and further amended by a second amending agreement dated as of December 13, 2012 and assumed by the Company pursuant to the Deed of Accession dated October 31, 2019 between Seabridge and the Company;

“Royalty” means the Royalty Percentage of the Gross Proceeds from Silver that is Sold to which the Royalty Holder is entitled pursuant to the terms of this Agreement, exclusive of any and all Taxes;

“Royalty Percentage” means [60%/75%],5 subject to adjustment pursuant to Section 2.5;

“Royalty Repurchase Option” has the meaning given in Section 2.5(a);

“Royalty Statement” has the meaning given in Section 6.2;

[5]	NTD: Pursuant to the Note, the Royalty may be either 60% or 75%, depending on when Commercial Production is achieved.

“Sale” or “Sold” means the earlier of:

(a)	transfer of title to Product from the Company or its Affiliates to an Offtaker (and includes a transfer of title to Product transported off the Property that the Company or its Affiliates elects to have credited to or held for its account by an Offtaker);

(b)	receipt of insurance proceeds by the Company or its Affiliates for any Product that is lost or damaged; and

(c)	if deemed to be sold pursuant to Section 5.5;

“Seabridge” means Seabridge Gold Inc.;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Silver” means silver contained in Product;

“Subscription Agreement” means the subscription agreement dated February [●], 2022 between the Company, Seabridge and Sprott Private Resource Streaming and Royalty (B) Corp.6;

“Tailings” means all tailings, waste rock or other waste products derived from the Property;

“Taxes” means any present or future income and other taxes, levies, rates, royalties, deductions, withholdings, assessments, fees, dues, duties, imposts and other charges of any nature whatsoever, together with any interest and penalties, additions to tax and other additional amounts, levied, collected, withheld, assessed or imposed by any Governmental Body (of any jurisdiction), and whether disputed or not and “Tax” and “Taxation” shall have a corresponding meaning;

“Trading Activities” means any and all activities by which the Company or any of its Affiliates:

(a)	sells or disposes of Product by entering into Offtake Agreements or engaging in any sales or dispositions of Product, in any case, for other than market-based prices determined in a manner consistent with customary quotational periods in industry standard offtake agreements for similar types of minerals;

(b)	engages in any commodity futures trading, forward sale and/or purchase contracts, options trading or metals trading;

(c)	engages in price protection transactions, arrangements and mechanisms or speculative purchases and sales of forward, futures and option contracts;

(d)	engages in any other hedging transactions or arrangements similar to those referred to in paragraphs (a), (b) and (c) of this definition; or

(e)	engages in any combination of the foregoing; and

“WSMD Procedures” has the meaning given in Section 3.10.

1.2	Interpretation

Unless the context otherwise requires, in this Agreement:

(a)	a reference to a Section or Schedule is a reference to a section of or a schedule to this Agreement;

[6]	NTD: Change to “Royalty Holder” if same entity.

(b)	the singular includes the plural and conversely and a gender includes all genders;

(c)	a reference to an agreement or document (including a reference to this Agreement) is to the agreement or document as amended, varied, supplemented, novated or replaced except to the extent prohibited by this Agreement or that other agreement or document;

(d)	a reference to a party to an agreement (including this Agreement) or document includes the party’s successors and permitted substitutes (including persons taking by novation) or assigns (and, where applicable, the party’s legal personal representatives);

(e)	a reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation, code, by-law, ordinance or statutory instrument issued under it;

(f)	the word “including” means “including without limitation” and “include” and, “includes” will be construed similarly;

(g)	all provisions requiring a Party to do or refrain from doing something will be interpreted as the covenant of that Party with respect to that matter notwithstanding the absence of the words “covenants” or “agrees” or “promises”;

(h)	all provisions requiring a Party to do something will be interpreted as including the covenant of that Party to cause that thing to be done when the Party cannot directly perform the covenant but can indirectly cause that covenant to be performed, whether by an Affiliate under its control or otherwise; and

(i)	a reference to anything (including a right, obligation or concept) includes a part of that thing, but nothing in this Section 1.2(i) implies that performance of part of an obligation constitutes performance of the obligation.

(j)	Headings and any table of contents or index are for convenience only and do not form part of this Agreement or affect its interpretation.

(k)	Where a word or expression is given a particular meaning, other parts of speech and grammatical forms of that word or expression have a corresponding meaning.

(l)	If an act must be done on a specified day which is not a Business Day, then the act must be done instead on the next Business Day.

(m)	A provision of this Agreement must not be construed to the disadvantage of a Party merely because that Party was responsible for the preparation of this Agreement or the inclusion of the provision in this Agreement.

1.3	Currency

Unless otherwise indicated, all references to currency in this Agreement, including “dollars” and “$” are to lawful money of the United States of America.

1.4	Good Faith

The Parties must deal with each other in good faith in connection with this Agreement and all transactions and dealings contemplated by it. In particular, the Company agrees in all dealings in relation to the Property to act in good faith towards the Royalty Holder to preserve its entitlement to the Royalty payable pursuant to Section 2.

2.	Royalty

2.1	Purchase of Royalty

In consideration for the promises and covenants of the Company contained in this Agreement, including the grant of the Royalty and obligation to make the Royalty payments, the Royalty Holder hereby agrees to pay to the Company the Purchase Price inclusive of all applicable Taxes on the Execution Date. The Parties agree that the Royalty will be purchased, and the Purchase Price will be paid, in accordance with the terms of the Note.

2.2	Grant of Royalty

Upon payment by the Royalty Holder of the Purchase Price to the Company, the Company hereby creates, grants and conveys to and for the benefit of the Royalty Holder, and covenants to pay to the Royalty Holder, the Royalty, free of all Deductions, on and subject to the terms of this Agreement.

2.3	Interest in the Property

The Parties intend that the Royalty, to the maximum extent permissible under applicable Law, constitutes an interest in the Property and agree that:

(a)	the Royalty will run with and bind the Property and the title to the Property, and any disposition or transfer of the Property, or any interest in the Property, will be subject to the Royalty;

(b)	any sale or other disposition by the Company of any interest in the Property will be effective only in accordance with Section 10.3;

(c)	the Royalty Holder’s entitlement to any payments or credits due on account of the Royalty will arise at the time of the production of Product, and all such payments or credits will be held by the Company in trust for the Royalty Holder until paid or credited to the Royalty Holder in accordance with the provisions of this Agreement;

(d)	the Company will, upon request by the Royalty Holder, sign and deliver to the Royalty Holder, and the Royalty Holder may register or otherwise record (or require the Company to register or otherwise record) against the Property, this Agreement or a notice of this Agreement, and any other similar document or documents as the Royalty Holder may request that will have the effect of giving notice of the existence of the Royalty to third Persons, and protecting the Royalty Holder’s right to receive the Royalty; and

(e)	if any renewal, extension, modification, substitution, amalgamation, succession, conversion, demise to lease, renaming or variation of any mineral right is granted as contemplated in the definition of Property, the Company agrees to execute and deliver such document or documents as the Royalty Holder may reasonably request to acknowledge that the Royalty is applicable to the same including any registration or recording document of any nature whatsoever, inclusive of those contemplated in Section 2.3(c).

2.4	Term

The Royalty will exist in perpetuity. The Royalty will not be terminated by reason of the suspension of operations or closure of any mine or mining operations on the Property. If a court of competent jurisdiction determines that the term or any other provision of this Agreement violates any statutory or common law rule against perpetuities, then the term of this Agreement will automatically be revised and reformed to coincide with the maximum term permitted by the rule against perpetuities or such other provision will automatically be revised and reformed as necessary to comply with the rule against perpetuities and this Agreement will not be terminated solely as a result of a violation of the rule against perpetuities.

2.5	Royalty Repurchase Option

(a)	Provided that the Company is not in default of any of its payment obligations under this Agreement, the Company will have the exclusive and irrevocable one-time right and option (“Royalty Repurchase Option”) to purchase fifty percent (50%) of the Royalty on or before the third anniversary following the date that Commercial Production is achieved, by making a payment (“Repurchase Payment”) in cash by wire transfer to the Royalty Holder in the amount that would provide the Royalty Holder with a fifteen percent (15%) pre-tax annualized return on $112,500,000 commencing from the date the Note is issued until the date the Repurchase Payment is made; for this purpose one-half (1/2) of all interest payments made by the Company under the Note will be incorporated into the calculation of the fifteen percent (15%) pre-tax annualized return.

(b)	If the Company elects to exercise the Royalty Repurchase Option pursuant to Section 2.5(a), the Company must provide to the Royalty Holder a minimum of thirty (30) days prior written notice of the date that it will pay the Repurchase Payment, such date to be ten (10) Business Days following the end of a Quarter. Provided that the Company is not in default of any of its payment obligations under this Agreement, upon receipt of the Repurchase Payment on the tenth (10th) Business Day following the end of a Quarter along with the Royalty payment due for such Quarter, all without set-off or deduction, the Royalty Holder must convey and surrender fifty percent (50%) of the Royalty to the Company by way of a mutually agreeable deed in recordable form, and such conveyance will be made free and clear of all Encumbrances arising by, through or under the Royalty Holder. Any such conveyance and surrender will be effective on the date that payment of the Repurchase Payment is made. For greater certainty, if the Royalty Repurchase Option is exercised by the Company, then the adjusted Royalty Rate will be [30%/37.5%].[7]

(c)	For greater certainty, any exercise of the Royalty Repurchase Option will not derogate from, or impact any rights of the Royalty Holder that arose or accrued prior to the date that the Repurchase Payment is made, including any Royalty amounts payable and any audit rights.

3.	Royalty Payments

3.1	Accrual of Payment Obligation

(a)	Following the first:

(i)	Sale by the Company or its Affiliates of Product; or

(ii)	out turn of refined metals by a refinery to the pool account of the Company or its Affiliates in respect of Product,

the Company must calculate and pay the Royalty for each Quarter in accordance with this Agreement.

[7]	NTD: Pursuant to the Note, the Royalty may be either 60% or 75%, depending on when Commercial Production is achieved.

(b)	Where the Sale of Product is made on a provisional basis, the amount of the Royalty payable will be based upon the full number of Silver ounces estimated by the Company to be contained in such Product as determined in accordance with the WSMD Procedures and which forms the basis for such provisional settlement with the Offtaker, but will be adjusted to account for the actual full number of Silver ounces contained in such Product as determined in accordance with the WSMD Procedures and which forms the basis for final settlement with the Offtaker.

3.2	Payments

Except when an election is made by the Royalty Holder under Section 3.3, Royalty payments will be due and payable Quarterly within ten (10) Business Days following the end of the Quarter in which the obligation to pay the Royalty accrued.

3.3	Election to Receive Payment In Kind

(a)	On or before November 1 of each year, the Royalty Holder may elect to receive the Royalty on Silver from the Property in kind as Refined Silver by way of credit in metal or physical allocation to the metal account specified by the Royalty Holder for the upcoming year (or in the case of the year in which Commercial Production is achieved on the Property, the election must be made by the Royalty Holder within thirty (30) days of Commercial Production being achieved, and such election is valid commencing on the date on which mining commences). The Royalty Holder will bear any incremental transaction fees (including all additional costs to the Company of buying Silver in excess of the dollar value of the Royalty Percentage of Gross Proceeds in the event that it is not commercially practicable for the Company to pay the Royalty in Silver from the Property) incurred by the Company to make such credit in kind over and above the costs of making an equivalent payment of the Royalty in cash. Notice of election to receive the Royalty in kind must be made in writing by the Royalty Holder. If no written election is made, then the Royalty must continue to be paid to the Royalty Holder as it is then being paid.

(b)	If an election to receive the Royalty in kind is made under Section 3.3(a), the Company must credit the Royalty Holder’s account with such number of ounces of Refined Silver equal to the Royalty Percentage of Silver ounces contained in Product Sold during the applicable Quarter, no later than ten (10) Business Days after the last day of the relevant Quarter, provided that (i) if Sale and payment for Product Sold are not made in the same Quarter, the Silver shall be deemed to be Sold in the Quarter in which the later of Sale or payment for Product Sold occurs, and (ii) if a provisional settlement for a Sale occurs during one Quarter and the final settlement for such Sale occurs in a subsequent Quarter, the adjustment will be taken into account in determining the Silver ounces extracted from Product Sold in the subsequent Quarter.

3.4	Insurance Proceeds

Notwithstanding any other provisions of this Agreement, if the Company or its Affiliates receive insurance proceeds for any Product that is lost or damaged, the Company must pay to the Royalty Holder, in lieu of the payment/credit of the Royalty in respect of the Silver contained in the Product that was lost or damaged, an amount equal to the applicable Royalty Percentage of the gross insurance proceeds which are received by the Company or its Affiliates in respect of the Silver lost or damaged. The Company must pay such amount to the Royalty Holder within ten (10) Business Days of the Company or its Affiliates receiving such insurance proceeds, in cash, by wire transfer. The amount of gross proceeds received by the Company or its Affiliates on account of the Silver contained in the lost or damaged Product will be conclusively determined by the insurance settlement documents or otherwise agreed by the Company and the Royalty Holder, acting reasonably.

3.5	Audit and Adjustments

(a)	Without limiting any other provision of this Agreement, to the extent that the Royalty Holder has any questions regarding the calculation of the Royalty, the Royalty Statement or information provided by an Offtaker, the Company must forthwith provide background information and documentation relating to the same and work in good faith to resolve the Royalty Holder’s questions.

(b)	The Royalty Holder must raise any questions relating to the accuracy of the information provided by an Offtaker in any offtake sales documents that is not derived from information provided by the Company, within 60 days of the delivery of such documents in accordance with Section 6.2. If such questions are not resolved within such 60 day period, then the matter will be referred to independent external experts chosen by the Parties, whose assessment will be final and determinative of the accuracy of such information. This Section 3.5(b) will not limit or restrict Royalty Holder’s inspection or audit rights under any other provision of this Agreement, except with respect to the accuracy of the information provided by the Offtaker in offtake sales documents delivered pursuant to Section 6.2 that is not derived from information provided by the Company.

(c)	Each Royalty payment will be considered final and in full satisfaction of all obligations of the Company with respect to that payment unless the Royalty Holder gives the Company written notice within [***] after receipt by the Royalty Holder of the Royalty Statement (that complies with Section 6.2) that relates to the Royalty payment in question.

(d)	The Royalty Holder may, for a period of ninety (90) Business Days after delivering to the Company the notice under Section 3.5(a), upon reasonable notice and at all reasonable times, have the Company’s Books and Records relating to the calculation of the Royalty payment in question audited by an independent firm of chartered professional accountants or certified public accountants with expertise in auditing royalty payments selected by the Royalty Holder.

(e)	If an audit conducted in accordance with Section 3.5(d) determines that there has been a deficiency or an excess in the payment made to the Royalty Holder, then subject to Section 3.5(f) , such deficiency or excess will be resolved by adjusting the next Royalty payment due.

(f)	If a Party disagrees with the determination in Section 3.5(e) that there has been a deficiency or an excess in the payment made to the Royalty Holder, that Party will have the right to provide background information and documentation in support of its position within twenty (20) Business Days of such determination and to meet with the independent firm that conducted the audit to discuss the calculation methodologies and such firm must in good faith consider the material and whether to revise its determination pursuant to Section 3.5(e).

(g)	The Royalty Holder may only exercise its audit right once per calendar year unless pursuant to an audit a deficiency of [***] or more of the amount due to the Royalty Holder is determined to exist, in which case the Company must pay the costs of such audit and the annual limitation on audits will be suspended until such time as [***] consecutive audits confirm that no deficiencies in the amount due to the Royalty Holder. Failure on the part of the Royalty Holder to make claim on the Company for adjustment within the [***] period specified in Section 3.5(a) will establish the correctness of the Royalty payment and preclude the making of claims for adjustment of the Royalty payment.

(h)	Notwithstanding the foregoing or any other provision of this Agreement, if the auditor appointed under Section 3.5(d) determines, or finds reason to believe that, fraud or gross negligence may exist in respect of any Royalty payment, then no time limit will preclude the number of audits and adjustments on past Royalty payments, or limit the number of inspections or grants of access pursuant to Section 6.1 in any given calendar year.

3.6	Currency and Wire Transfer

All cash Royalty payments must be made in United States dollars without Deductions, demand, notice, set-off, or reduction, by wire transfer in good immediately available funds, to such bank account as the Royalty Holder may nominate in writing to the Company from time to time.

3.7	Late Payment

If any Party fails to pay any sum payable by it under or in accordance with this Agreement then that Party must pay interest on that sum (compounded monthly) from the due date for payment until that sum plus accrued interest is paid in full at the rate per annum which is the Interest Rate on the date on which the payment was due calculated daily. The right to require payment of interest under this Section 3.7 is without prejudice to any other rights the non-defaulting Party may have against the defaulting Party under this Agreement, at law, in equity or otherwise.

If the Company is in default of any payment obligation to the Royalty Holder under this Agreement then the Company will automatically, without the Royalty Holder being required to give notice of default, make demand, institute legal or arbitral proceedings or perform any other action, be deemed to be in default of, and in arrears under, this Agreement.

3.8	Disposition of Product and Offtake Agreements

(a)	The Company must not dispose of any Product or Ore except pursuant to a Sale by the Company of Product to an Offtaker pursuant to an Offtake Agreement.

(b)	The Company must ensure that all Offtake Agreements are entered into on arm’s length commercial terms, and must include commercially reasonable reporting and payment settlement protocols and provisions that require the delivery of Offtaker settlement sheets and appropriate and separate sampling and assaying so that the Royalty Holder and the applicable Offtaker can determine the grade or content of Silver and other metals in each delivery to an Offtaker. Without limiting the foregoing or any other provision of this Agreement, the Company must ensure that an independent third party assay is prepared (and the results of which will be provided to the Royalty Holder) with respect to Products delivered to Offtakers in accordance with Good Industry Practice.

(c)	The Company must take, and must ensure that each of its Affiliates takes, all commercially reasonable steps to enforce its rights and remedies under each Offtake Agreement with respect to any breaches of the terms thereof relating to Silver. The Company must notify the Royalty Holder in writing when any dispute in respect of a material matter arising out of or in connection with any Offtake Agreement is commenced and must provide the Royalty Holder with timely updates of the status of any such dispute and the final decision and award of the court or arbitration panel with respect to such dispute, as the case may be.

3.9	Trading Activities of the Company

(a)	The Company and any of its Affiliates will have the right to engage in Trading Activities which may involve the possible physical delivery of Product.

(b)	The calculation of Gross Proceeds will not be affected by, the Royalty will not apply to, and the Royalty Holder will not be entitled or required to participate in, any gain or loss of the Company or its Affiliates in Trading Activities or in the actual marketing or sale of Product delivered pursuant to Trading Activities. In determining the Royalty payable on any Product delivered pursuant to Trading Activities, the Company will not be entitled to deduct from Gross Proceeds any losses suffered by the Company or its Affiliates in Trading Activities. For greater certainty, the Royalty payable on any Silver that is subject to Trading Activities shall be determined in the same manner as provided in this Section 3, with the understanding that the Silver that is subject to Trading Activities shall be deemed to be part of Quarterly production, with the Average Silver Price for any applicable Sale of Silver being used in the calculation of the Royalty.

3.10	WSMD Procedures

The Company must ensure that weighing, sampling, moisture determination and assaying procedures (“WSMD Procedures”) are conducted in connection with all shipments of Product delivered to and paid for by Offtakers and that all such WSMD Procedures are conducted in accordance with Good Industry Practice. The Company must provide, or cause to be provided, to the Royalty Holder the required information pursuant to Section 6.2, including, upon request from the Royalty Holder, the Books and Records relevant to the weighing, sampling, moisture determination and assaying of the Product subject to such shipments.

4.	Execution Date Deliveries

4.1	Execution Date Deliveries by the Company

The Company must deliver to the Royalty Holder on the Execution Date:

(a)	a certificate of existence, status or good standing for the Company dated no earlier than five days prior to the Execution Date;

(b)	a certificate executed by a senior officer of the Company, in customary form, dated as of the Execution Date, as to (A) the constating documents of the Company, (B) the resolutions of the board of directors of the Company authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby, and (C) the names, positions and true signatures of the Persons authorized to sign this Agreement on behalf of the Company;

(c)	a legal opinion dated the Execution Date addressed to the Royalty Holder, in customary form satisfactory to the Royalty Holder, acting reasonably, from British Columbia counsel to the Company, with respect to, corporate and enforceability matters relating to the transactions contemplated by this Agreement;

(d)	a title opinion with respect to the Company’s title to the Property, in customary form satisfactory to the Royalty Holder, acting reasonably; and

(e)	any notice requested by the Royalty pursuant to Section 2.3(d).

4.2	Execution Date Deliveries by the Royalty Holder

The Royalty Holder must deliver to the Company on the Execution Date:

(a)	a certificate of existence, status or good standing for the Royalty Holder dated no earlier than five days prior to the Execution Date;

(b)	a certificate executed by a senior officer of the Royalty Holder, in customary form dated as of the Execution Date, as to (A) its constating documents, (B) the resolutions of the board of directors of the Royalty Holder authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby, and (C) the names, positions and true signatures of the Persons authorized to sign this Agreement on behalf of the Royalty Holder; and

(c)	the Purchase Price, delivered in the manner provided by Section 2.1.

5.	Operation Of The Property

5.1	Company to Determine Operations

Except as otherwise provided in this Agreement, any decision concerning methods, the extent, times, procedures and techniques of any:

(a)	exploration, development and mining related to the Property;

(b)	leaching, milling, processing or extraction treatment;

(c)	materials to be introduced on or to the Property or produced from the Property and all decisions concerning the sale or disposition of Product from the Property; and

(d)	operations or continuance of operations of the Property or any portion thereof, including with respect to closure and care and maintenance,

will be made by the Company and must be made by the Company in accordance with Good Industry Practice in the relevant circumstances. The Company must notify the Royalty Holder in writing if it is considering or intends to commence (including recommence after suspension), suspend or cease mining on the Property.

5.2	Performance of Mining Operations

The Company must ensure that all exploration, construction, development and mining operations and other activities in respect of the Property will be performed in a commercially reasonable manner in compliance, in all material respects, with applicable Laws, Authorizations and in accordance with Good Industry Practice, and on the same basis as if the Company retained full economic interest in the Silver. The Company must use commercially reasonable efforts to ensure that all Product from the Property will be processed in a prompt and timely manner in accordance with Good Industry Practice, taking into consideration conditions in the mining industry at the relevant time.

5.3	Compliance with Applicable Laws

The Company must comply, and must cause all operations and activities conducted at, on or in respect of the Property to comply, with all applicable Laws and all Authorizations, in all material respects.

5.4	Reclamation Obligations

The Company must timely perform, pay and observe, or cause to be performed, observed and paid, any and all material liabilities and obligations required by any applicable Laws, Authorizations or by any Governmental Body having jurisdiction for the reclamation, restoration or closure of any facility or land used in connection with the Company’s or its Affiliates operations or activities at, on or in respect of the Property or required under this Agreement. The Company must not undertake, cause, suffer, or permit any condition or activity at, on or in the vicinity of the Property which constitutes or results in a material violation of Environmental Laws. If any of the Company or its Affiliates (a) fail to comply in any material respect with Environmental Laws or (b) undertakes any activity giving rise to material liability under Environmental Laws (except as permitted or authorized by any Authorization or by applicable Law), the Company must promptly remedy and correct such failure to comply, satisfy such liability and otherwise take all commercially reasonable action to cure (whether through remediation, payment of penalties or otherwise) such non-compliance or liability and satisfy all obligations in connection therewith.

5.5	Stockpiling

The Company may temporarily stockpile any Product from the Property at such place or places as the Company may elect. In the event that the Company stockpiles or holds inventory of any Product:

(a)	it must ensure security for the site where such Product is stockpiled in accordance with Good Industry Practice;

(b)	prior to stockpiling, storing or placing Product off the Property, the Company must enter into a written irrevocable agreement with the property owner where such stockpiling, storage or placement is to occur providing, among other things, that: (i) the Royalty Holder’s rights in respect of the Product pursuant to the Royalty and this Agreement will continue in full force and effect notwithstanding the Product’s removal from the Property; (ii) the Royalty Holder’s rights in respect of the Product will be the same as if the Product had never been removed from the Property; (iii) the Royalty Holder’s rights in and to such Product will have precedence over any rights to the Product of such property owner, as well as the creditors of such property owner; (iv) the Royalty Holder will have substantially similar access rights to such property as provided for in respect of the Property under this Agreement; and (v) the Royalty Holder’s rights in respect of the Product pursuant to the Royalty and this Agreement will otherwise be preserved; and

(c)	if any of the stockpiled Product has been processed to the point that it is in a form that is saleable without sale for more than six (6) months (“Inventory Period”), absent an event of force majeure, such Product will be deemed to have been sold on the last day of the Inventory Period and the Company must pay the Royalty in respect of such Product in accordance with Section 3.1. For the purposes of this Section, “force majeure” means any event or circumstance or combination of events and circumstances which occurs and: could not have (a) been reasonably foreseen and prevented by, is beyond the control of, and is not the result of the fault or negligence of the Company or an Affiliate; (b) causes delay in the Sale of Product beyond the Inventory Period; and (c) cannot be prevented, overcome or remedied by the exercise by the Company of a standard of care and diligence consistent with Good Industry Practice, proper precautions and the consideration of reasonable alternatives with the intention of avoiding the effects of the force majeure by the Company or its Affiliates or the expenditure of a commercially reasonable sum of money, and includes, but is not limited to: acts of God, pandemics, epidemics, fire, flood, explosion, strikes, lockouts or other industrial disturbances; laws, rules and regulations or orders of any duly constituted court or governmental authority; war; or protests, demonstrations or other events causing work stoppages by environmental lobbyists, non-governmental organizations, aboriginal groups or local community groups.

5.6	Commingling

Commingling of Product or Ore with other ores, doré, concentrates, precipitates, or other intermediate products, metals, minerals or mineral by-products produced elsewhere (“Other Source Product”) is permitted, as long as:

(a)	reasonable and customary procedures are established (which are consistent with Good Industry Practice) for the weighing, sampling, assaying and other measuring or testing necessary to fairly allocate valuable metals contained in such Product or Ore and in the Other Source Product (“Commingling Plan”) such Commingling Plan to ensure the division of Other Source Product and Product or Ore for the purposes of determining the quantum of valuable metals in each;

(b)	the Royalty Holder has approved the Commingling Plan and any changes to such plan which may be proposed from time to time, such approval not to be unreasonably withheld, conditioned or delayed;

(c)	the Royalty Holder is not disadvantaged as a result of the processing of Other Source Product in place of, in priority to, or concurrently with, Product (“Commingling Disadvantage”), unless compensated in accordance with this Section 5.6 and the Commingling Plan;

(d)	representative samples of the Product must be retained by the Company and assays (including moisture and penalty substances) and other appropriate analyses of these samples must be made before commingling to determine gross metal content of the Product and the Company must retain such analyses for a reasonable amount of time, but not less than 36 months, after receipt by the Royalty Holder of the Royalty paid/credited with respect to such commingled Product from the Property;

(e)	the amount of valuable metals contained in such Product and in the Other Source Product are capable of being accurately verified by audit under Section 3.5; and

(f)	the Company must compensate the Royalty Holder for any Commingling Disadvantage incurred or suffered by the Royalty Holder if and to the extent that the processing of Product mined, produced, extracted or otherwise recovered from the Property through any crusher, mill, ore concentrator, processing plant, smelter, refinery or other processing facility located on or near the Project and at which Product are processed is delayed solely as a result of such Other Source Product being processed through such facilities. Such compensation will be equal to any loss arising from the Commingling Disadvantage so as to place the Purchaser in a position no better and no worse than if such Commingling Disadvantage had not occurred.

5.7	Tailings

All Tailings resulting from the Company’s operations and activities on the Property will remain subject to the Royalty should the Tailings be processed or reprocessed, as the case may be, in the future and result in the production and Sale of Product. Notwithstanding the foregoing, the Company will have the right to dispose of Tailings from the Property on or off of the Property and to commingle the same with waste materials from other properties without such Tailings being subject to the Royalty, provided that there is no reasonable expectation of such Tailings being processed resulting in the production of valuable metals. For any Sale of Tailings where there is reasonable prospect of the processing of the valuable metals contained therein, such Tailings will be subject to the Royalty and the Parties will use commercially reasonable methods in accordance with Good Industry Practices to determine the amount of the valuable metals in such Tailings.

5.8	Activities to be conducted in a Proper Manner

The Company must conduct its activities in relation to the Property in a proper manner in accordance with all Laws and Good Industry Practice in Canada and with the objective of minimizing, so far as practicable, both short and long term damage to the environment.

5.9	Reacquisition of Property

If the Company or any Affiliate or any successor or assign of the Company surrenders, allows to lapse or otherwise terminates its interest in the Property or any part of the Property and reacquires a mineral right or a direct or indirect interest in mineral rights in respect of the land covered by the former Property, then the Royalty will apply to such mineral right or interest so acquired and such right or interest will thereafter become part of the Property. The Company must give written notice to the Royalty Holder within five (5) Business Days of any acquisition of such mineral right or interest, as applicable and on demand of the Royalty Holder and to the extent permitted by applicable Law, must register at the relevant public registry, this Agreement, or a memorandum of this Agreement, against the mineral right or interest referred to above, as applicable.

5.10	Change of Offtaker

The Company must give written notice to the Royalty Holder within five (5) Business Days of any change of an Offtaker to be used by the Company.

6.	Records, Access And Reporting

6.1	Records and Access

The Company must:

(a)	keep true, accurate and complete Books and Records in accordance with IFRS and as amended, supplemented or replaced from time to time to enable the Royalty to be calculated in accordance with this Agreement;

(b)	permit the Royalty Holder, after it has given reasonable Notice to the Company, to inspect at the Company’s premises at all reasonable times and with access to the Company’s relevant Personnel, the Books and Records referred to in Section 6.1(a) make and take away with it copies of such Books and Records; and

(c)	once per calendar year, permit the Royalty Holder to enter the Property at its own cost and risk for the purpose of inspecting the area and operations in it, after the Royalty Holder has given reasonable Notice to the Company, as long as the Royalty Holder does not unreasonably hinder the Company’s operations on the Property and complies with the Company’s instructions and directions, including in relation to health and safety and site inductions.

6.2	Royalty Statements

At the same time as paying each Royalty payment under Section 3.2 or, if the Royalty Holder has elected to receive the Royalty in kind under Section 3.3 the Company must provide to the Royalty Holder a report setting out in reasonable detail the following information (“Royalty Statement”):

(a)	the quantity, type and grade of Ore extracted during that Quarter;

(b)	the quantity, type and grade of Product that has been processed during that Quarter and the location of the relevant facilities;

(c)	the quantity, type and grade of all Product that has been Sold during that Quarter;

(d)	the quantity and type of Product held or unsold during that Quarter;

(e)	the quantity and type of Product that has been processed and is in a form that is saleable without being Sold for longer than the Inventory Period where the Inventory Period has ended during that Quarter;

(f)	the Royalty for that Quarter and details of the Gross Proceeds during the Quarter, details on the Average Silver Price determined as provided in this Agreement and proceeds of Sale for other Product) underlying the calculation of the Royalty;

(g)	the cumulative total of Royalty payments paid to the Royalty Holder under this Agreement (including the payment under Section 6.2(f)); and

(h)	other pertinent information in sufficient detail to explain the calculation of the Royalty payment or credit.

The Company must also provide: (i) concurrently with delivery of each Royalty Statement, sufficient documentation for the Royalty Holder to determine the Royalty, including refining invoices, weights, assays and other offtake sales documents, including all documentation prepared by or sent to the Offtaker and, as applicable, any umpire, in connection with every shipment of Product to an Offtaker, and (ii) promptly, any such other information as the Royalty Holder may reasonably request.

6.3	Annual Reports

The Company must provide to the Royalty Holder an annual report on or before sixty (60) days after the last day of each fiscal year of the Company, which sets out the following in reasonable detail:

(a)	types, tonnes and grade of Product produced;

(b)	types, tonnes and grade of Product stockpiled;

(c)	the names and addresses of each Offtaker to which Product was delivered during the year;

(d)	with respect to the processing facilities, the types, tonnes and grade of Product processed; recoveries and grades for Product;

(e)	the amount of Product, produced or processed during such year, but not delivered to an Offtaker by the end of such year;

(f)	the payment/credit to the Royalty Holder and/or estimated payment/credit to the Royalty Holder referred to in Section 6.3(e) on account of the Royalty;

(g)	a reconciliation between any estimated payment/credit specified in an Annual Report pursuant to Section 6.3(f) for a preceding year and the final payment/credit;

(h)	the amount and a description of operating and capital expenditures;

(i)	a summary of the work carried out by or on behalf of the Company on or in respect of the Property during that year;

(j)	an update of the Company’s proposed drilling and exploration activities on the Property during the next year including the amount and a description of exploration expenditures;

(k)	a review of the development and operating activities for the year and a report on any material issues or departures from that contemplated by the applicable Development and Mine Plan as of the first day of the year;

(l)	an update of the Development and Mine Plan expenditure and budget, which includes updated Mineral Resources and Mineral Reserves and forecasted production;

(m)	variances from projected operating and capital expenditures and details of any actual or expected adverse impact on development or production or recovery of valuable metals in Product compared to the Development and Mine Plan applicable to such year, whether as to quantity or timing, together with the details of the plans to resolve or mitigate such matters;

(n)	a reconciliation of resource model, mine grade control and process facilities;

(o)	details of any material health and safety violations and material violations of any applicable Law (including Environmental Laws) with respect to the Property or Project;

(p)	details of any material First Nations or local community disputes or issues that have occurred on the Property or in respect of the Project;

(q)	a summary of the status of any and all material permits and permit applications with respect to the Property and mining operations to be conducted on the Property during the next year;

(r)	a list of the mining titles comprising the Property and any changes from the prior year’s list; and

(s)	[***].

6.4	Annual Forecast

The Company must provide to the Royalty Holder an annual forecast report on or before thirty (30) days prior to the last day of each fiscal year of the Company, including with reasonable detail a forecast, based on the current Development and Mine Plan, as applicable, of the quantity of Refined Silver and other Product expected to be produced during such fiscal year on a month-by-month basis and over the remaining life of the mine on a year-by-year basis and other matters, including:

(a)	the amount and a description of planned development, operating and capital expenditures;

(b)	a review of the planned exploration activities for the year, including the amount and a description of planned exploration expenditures;

(c)	types, tonnes and grade of Ore and other material to be mined;

(d)	types, tonnes and grade of Product and Ore to be stockpiled; and

(e)	with respect to the processing facilities, the types, tonnes and grade of Product to be processed and expected recoveries as Product.

6.5	Mineral Resources or Mineral Reserves

If the Company establishes a Mineral Resource or Mineral Reserve on the Property, the Company must provide to the Royalty Holder the reports pertaining to such Mineral Resource or Mineral Reserve as soon as practicable.

6.6	Project Development and Financing Arrangements

The Company must keep the Royalty Holder reasonably apprised on a prompt basis of the progress and components relating to the Company’s proposed development and financing arrangements relating to the Project.

6.7	Development and Mine Plans

The Company must promptly deliver to the Royalty Holder a copy of the current Development and Mine Plan, as applicable, for the Project taken as a whole. If, at any time, any such Development and Mine Plan is subject to an amendment, within 15 days after such amendment or amendments are approved by the board of directors of the Company, the amended Development and Mine Plan must be provided by the Company to the Royalty Holder.

6.8	Other Reporting Obligations and Notices

The Company must deliver to the Royalty Holder:

(a)	on or before the 25th day after the end of each calendar month, monthly operating and capital reports as provided to the management of the Company (or its ultimate parent company), including reporting on environmental, safety and community matters as the Royalty Holder may request;

(b)	promptly upon preparation thereof, a copy of any material engineering, technical or economic studies in respect of the Property;

(c)	promptly upon preparation thereof, a copy of any formal environmental reports, reports on safety and community matters, operational budgets, annual production forecast, and life of mine operating plans (and notice of any material change to the life of mine operating plan promptly following such change);

(d)	promptly following receipt, a copy of any notice of default, termination or enforcement action under any material contract related to the Property or Project or the occurrence of any other material event in respect of the Property or the Project;

(e)	copies of material contracts, studies, reports or other information relating to the Property, the Project or the Products that may be reasonably requested by the Royalty Holder;

(f)	promptly after the Company has knowledge or becomes aware thereof, written notice of all material actions, suits and proceedings before any Governmental Body or arbitrator, pending or threatened, against or directly affecting the Project or the Property, including any material actions, suits, claims, notices of violation, hearings, investigations or proceedings with respect to the ownership, use, maintenance and operation of the Project or the Property, including those relating to Environmental Laws;

(g)	promptly after the Company has knowledge or becomes aware thereof, written notice of any other material condition or event which has resulted, or that could reasonably be expected to result, in a Material Adverse Effect, including any force majeure event, labour or civil disruption, actual or threatened material legal action, actual or threatened withdrawal of any material permit or third-party approval, any material human rights, community, health and safety, other social, animal welfare, conservation, other environmental, or corporate governance controversies or initiatives or any change in law materially impacting the Property or Project;

(h)	within 90 days of the end of each fiscal year and to the extent prepared by management, its unaudited, unconsolidated financial statements and to the extent prepared and delivered to any lender or other third party, its audited unconsolidated financial statements; and

(i)	such other statements, lists of property and accounts, budgets, forecasts, projections, reports, or other information respecting the Project or the Property that relate to the Royalty and its calculation as the Royalty Holder may from time to time reasonably request.

To the extent any of the foregoing information is published publicly on the Company’s SEDAR profile or website, such publication will constitute provision of such information to the Royalty Holder.

7.	Indemnity

7.1	Indemnity

The Company must indemnify and keep indemnified the Royalty Holder, its Affiliates, and their respective directors, officers, employees and agents and their successors and assigns (each an “Indemnified Party”) for, from and against any Claim, that may be made or brought against an Indemnified Party or which an Indemnified Party may sustain, pay or incur that arise out of or in connection with:

(a)	any breach or inaccuracy of any representation or warranty of the Company contained in this Agreement or given in respect of this Agreement, as the case may be, or in any document, instrument or agreement delivered pursuant hereto or thereto;

(b)	any breach, including breach due to non-performance, by the Company of any covenant or agreement to be performed by the Company contained in this Agreement or in any document, instrument or agreement delivered pursuant hereto or thereto;

(c)	development or operations conducted on or in respect of the Property including the mining, handling or transportation of Ore or the handling, transportation, smelting or refining of Product, local community relations, security and risk management or permitting;

(d)	any actual or threatened withdrawal by any Governmental Body of any Authorization under Environmental Laws which is necessary for the construction or operation of the Project, or any actual or threatened challenge by any Person to any Authorization under Environmental Laws which is necessary for the development or operation of the Project, arising as a result of the Company’s failure to comply with terms of such Authorization;

(e)	any breach or non-compliance with applicable Law including Environmental Law;

(f)	the physical environmental condition of the Project and matters of health and safety related thereto or any action or claim brought with respect thereto (including conditions arising before the Execution Date); or

(g)	any Hazardous Substances on, in or under the Property or the soil, sediment, water or groundwater forming part of the Property, whether in the past, present or future, or any Hazardous Substances on any other lands or areas having originated or migrated from the Property or the soil, sediment, water or groundwater forming part of the Property.

7.2	Enforcement of Indemnity

It is not necessary for an Indemnified Party to incur expense or make payment before enforcing a right of indemnity conferred by this Agreement.

7.3	Survival of Indemnity

The indemnity in Section 7.1 is a continuing obligation, separate and independent from other obligations and will not be discharged by any one payment or act and will survive expiration or earlier termination of this Agreement.

8.	Maintenance of Existence and Title; Warranties

8.1	Maintenance of Existence

The Company must at all times do or cause to be done all things necessary to maintain its corporate or other entity existence and to obtain and, once obtained, maintain all Authorizations necessary to carry on its business and own its assets in each jurisdiction in which it carries on business or in which its assets are located.

8.2	Title Maintenance and Taxes

Subject to Section 8.3, the Company must:

(a)	not do or permit to be done, anything that may prejudice the Property or render the Property, or any interest in the Property, liable for forfeiture;

(b)	subject to Section 8.3, maintain title to the Property, including paying, when due, all Taxes, duties or other payments on or with respect to the Property and doing all things and making any payments required by applicable Law or appropriate and permitted by applicable Law to maintain the right, title and interest of the Company and the Royalty Holder, respectively, in the Property and under this Agreement;

(c)	not be, and not become throughout the term of the Royalty, a non-resident of Canada for purposes of the Income Tax Act (Canada);

(d)	perform all required assessment work (whether statutory or contractual), pay all maintenance fees and make such filings and recordings on the Property as are necessary to maintain title to the Property in accordance with applicable Law;

(e)	comply with all of the conditions and requirements contained in or relating to the mineral rights comprising the Property;

(f)	without limiting Sections 8.2(a) to 8.2(e) (inclusive), consistent with Good Industry Practice use its commercially reasonable efforts to obtain, renew, maintain, comply with and keep in good standing all Authorizations required or necessary (whether under applicable Law or otherwise) for:

(i)	ownership of the Property;

(ii)	access to the Property;

(iii)	surface rights and water rights relating to its activities and planned activities at the Property;

(iv)	exploration and development of the Property; and

(v)	mining and mineral processing operations on the Property; and

(g)	except for Abandonment Property notified to the Royalty Holder under Section 8.3(a), do whatever is necessary for procuring the renewal and good standing of each mineral right comprising the Property according to the Law in force in the jurisdiction where the Property is located prior to the date on which each such mineral right lapses or expires including paying, in a timely manner, all fees, submitting all forms and expending any funds or paying any penalties required for the maintenance of the Property in good standing.

8.3	Abandonment

(a)	If the Company intends to relinquish, surrender, abandon or allow to lapse any part or all of the Property (“Abandonment Property”), then the Company must give Notice of such intention to the Royalty Holder at least twenty (20) Business Days in advance of the proposed date of relinquishment, surrender, abandonment or lapse (“Abandonment Date”), together with details of the Abandonment Date and details of any Encumbrance on the Abandonment Property created by, through or under the Company.

(b)	Subject to the rights of any third party existing as of the issue date of the Note, the Royalty Holder will have a period of ten (10) Business Days from receipt of the Notice given pursuant to Section 8.3(a) to elect by Notice to the Company to take a transfer of the Abandonment Property, which transfer will be on an “as is” basis and subject to all obligations, Encumbrances, commitments and conditions to transfer owed to third Persons and applicable to the Abandonment Property (but without derogating from any liability of the Company under Law or owed to third Persons for the period prior to the Abandonment Date), for total consideration equal to $10. If the Royalty Holder elects to take a transfer of the Abandonment Property, then the Company must thereafter do all acts and things to transfer the Abandonment Property to the Royalty Holder (or a nominee Affiliate of the Royalty Holder) and to have the Abandonment Property recorded or registered in the name of the Royalty Holder or a nominee Affiliate of the Royalty Holder. The Royalty Holder will be responsible for obtaining all approvals and consents required by any third person or Governmental Body to effect such transfer and assign all existing surface rights, water use rights, mining and environmental permits related to the Abandonment Property and the Company agrees to co-operate reasonably with the Royalty Holder’s efforts in that regard. All costs and expenses charged by any third person or Governmental Body to, and paid by, the Company in connection with the transfer of the Abandonment Property under this Section 8.3(b) will, upon submission to the Royalty Holder of invoices and other documents which record or are evidence of payment by the Company of such costs and expenses, be reimbursed (without mark up or margin) by the Royalty Holder to the Company.

(c)	If the Royalty Holder does not give Notice to the Company within the period of ten (10) Business Days referred to in Section 8.3(b), electing to take a transfer of the Abandonment Property, then, the Company may relinquish, surrender, abandon or allow to lapse the Abandonment Property on the Abandonment Date and will thereafter have no further obligation to maintain the title to the Abandonment Property.

(d)	The Company must not relinquish, surrender, abandon or allow to lapse or expire, the Property or any part of the Property for the purpose of permitting any Person to acquire such Property or to otherwise avoid payment of the Royalty and if the Company, or an Affiliate of the Company or any of their respective Personnel who were part of the decision to relinquish, surrender or abandon, the Property or to allow the Property to lapse or expire, or any agents or joint actors acting on behalf of, at the direction of, or for the benefit of the Company, acquires any Abandonment Property, then the calculation of the Royalty will include all Product derived from or relating to such Abandonment Property.

(e)	For greater certainty, if, for any reason, the Property or any part of the Property which is proposed to be relinquished, surrendered, abandoned or allowed to lapse by the Company, is not relinquished, surrendered, abandoned, allowed to lapse or assigned to the Royalty Holder in accordance with this Section 8.3, then the:

(i)	Royalty will continue to be payable on such Property; and

(ii)	the Company will not proceed with any relinquishment, surrender, abandonment or lapse of such Property without again complying with the provisions of this Section 8.3 and so on from time to time.

8.4	Grant of Encumbrances

(a)	Subject to Section 8.4(b), the Company covenants in favour of the Royalty Holder that it will not grant any Encumbrance over the Property other than Permitted Encumbrances.

(b)	The Parties agree that the Company may grant a Permitted Mortgage to a Permitted Mortgagee provided that the Permitted Mortgagee agrees in advance in writing in favour of the Royalty Holder:

(i)	that it acknowledges the existence of the Royalty and the intention and agreement between the Parties that the Royalty constitutes an interest in and covenant running with the land;

(ii)	not to challenge the validity, enforceability of, or compliance with, the Royalty or this Agreement;

(iii)	to be bound by and subject to the terms of this Agreement if such Permitted Mortgagee takes possession of or forecloses on all or part of the Property; and

(iv)	to obtain an agreement in writing in favour of the Royalty Holder from any subsequent purchaser, lessee, assignee or transferee of such Permitted Mortgagee that such subsequent purchaser, lessee, assignee or transferee will be bound by the terms of this Agreement including, without limitation, this Section 8.4.

8.5	Title Opinions

If the Company or any of its Affiliates prepares, or causes to be prepared, any title opinion or report in respect of all or any portion of the Property, the Company must promptly deliver a copy of such opinion or report to the Royalty Holder. Any such opinion delivered will be for informational purposes only.

8.6	Right of Royalty Holder to Cure Defects

At any time, and from time to time, the Royalty Holder may undertake such investigation of the title and status of the Property as it deems necessary. If that investigation should reveal defects in the title (other than minor defects that do not affect validity of title), the Company must forthwith proceed to cure such title defects to the satisfaction of the Royalty Holder, acting reasonably. If the Company fails to do so: (i) the Royalty Holder may proceed to cure such title defects; (ii) any reasonable costs and expenses incurred (including attorney’s fees and costs) by the Royalty Holder must be promptly reimbursed by the Company, and (iii) the Royalty Holder will have the right to record a lien against the Property as security for payment of such amounts until the Company reimburses the Royalty Holder in full, provided such lien will be subordinated to any Permitted Encumbrances which rank senior by operation of law or otherwise, including, without limitation, in favour of any existing or future Permitted Mortgagee.

8.7	Representations and Warranties

The Company represents and warrants to the Royalty Holder that, other than as expressly permitted under the Note or agreed to in writing by the Royalty Holder:

(a)	the Company is a corporation duly incorporated, validly existing and in good standing under the laws of British Columbia;

(b)	the Company is the sole beneficial and registered owner of the Property the Company has full and exclusive possession of the Property;

(c)	except for Permitted Encumbrances, the Property is free and clear of any Encumbrance and the mineral rights comprising the Property are in all respects in good standing;

(d)	as at the date of this Agreement the Company holds, in connection with the Property, the Authorizations issued by Governmental Bodies or other third persons necessary to conduct operations as currently conducted:

(e)	the Company has the necessary corporate capacity and authority to execute and deliver this Agreement and to observe and perform its covenants and obligations under this Agreement and has taken all necessary corporate action in respect of this Agreement, and this Agreement constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms;

(f)	neither this Agreement nor the completion of the transactions contemplated hereby conflicts, or will conflict, or will result in a breach or violation of, any law or regulation of any kind whatsoever applicable to the Company, any constating documents of the Company, or any agreement to which the Company is a party or by which the Company is bound, where such conflict, breach or violation would prevent, impair or modify the performance by the Company of its obligations under this Agreement;

(g)	except as disclosed in writing to the Royalty Holder, the Company has not received any claim or notice of violation alleging any violation of any Law or permit, including any Environmental Law or permit, in connection with the Property and there are no pending or threatened actions, suits, claims or proceedings that would be reasonably expected to have a Material Adverse Effect;

(h)	except as disclosed in writing to the Royalty Holder, there are no orders, directions or liabilities relating to Environmental matters requiring any material work, repairs, construction or capital expenditures with respect to the Property, nor to the best of the Company's knowledge has any activity on the Property been in violation of any applicable Environmental Law or regulatory prohibition or order that would reasonably be expected to have a Material Adverse Effect, and to the best of the Company's knowledge, conditions on and relating to the Property are in compliance with those Environmental Laws, prohibitions and orders in all material respects; and

(i)	all Taxes of the Company have been paid and all Tax returns, declarations, remittances, forms and filings required to be filed by the Company have been filed with all appropriate Governmental Bodies in the form and manner required by applicable Law, and all such returns, declarations, remittances, forms and filings were, at the time of filing, complete and accurate in all respects and no fact or facts have been omitted therefrom which could make any of them misleading. There are no issues or disputes outstanding with any Governmental Body respecting any Taxes that have been paid, or may be payable, by the Company and no examination of any Tax return of the Company is currently in progress (save in respect of any issue, dispute or examination which the Company is disputing in good faith and pursuant to appropriate proceedings diligently conducted), and with respect to which adequate reserves in conformity with IFRS have been provided on the books and records of the Company, and there are no Encumbrance for Taxes (other than Permitted Encumbrances).

The representations and warranties given and made by the Company under this Section 8.7 will continue and will be of full force and effect for a period of two (2) years after the Execution Date.

The Royalty Holder represents and warrants to the Company, as of the date of this Agreement, that it and, each Beneficial Owner is not a “non-resident” of Canada for the purposes of the Income Tax Act (Canada), or if a partnership, that it is a “Canadian partnership” for the purposes of the Income Tax Act (Canada).

9.	Insurance Matters

9.1	Maintenance of Insurance

The Company must ensure that insurance is maintained with reputable insurance companies with respect to the Property and the operations conducted at, on and in respect thereof against such casualties and contingencies and of such types and in such amounts as is customary in the case of similar operations in Canada. Without limiting the foregoing, such insurance must include WorkSafeBC coverage in amounts required by applicable Laws and commercial general liability insurance.

9.2	Shipment of Product

The Company must ensure that each shipment of Product is adequately insured in such amounts and with such coverage as is customary in the mining industry, until the time that risk of loss and damage for such Product is transferred to the Offtaker.

9.3	Loss Payee

The Company must cause the Royalty Holder to be named a loss payee (as its interests may appear) on all insurance policies of the Company and its Affiliates covering loss of or damage to the Product.

9.4	Notice of Loss or Damage

The Company must promptly provide the Royalty Holder with written notice of any material loss or damage suffered to the Property or any Product and whether the Company or any of its Affiliates plan to make any insurance claim.

10.	Assignment

10.1	Meaning of Assign

For the purposes of this Section 10, “assign” and inflexions of “assign” means to transfer, sell, assign or otherwise dispose of in any manner whatsoever.

10.2	Assignment by the Royalty Holder or Beneficial Owners

(a)	[***].

(b)	[***].

10.3	Assignment by the Company

The Company may assign all or any interest in the Property (directly or indirectly, including by way of Change of Control) as long as:

(a)	if it is a direct assignment, the Royalty Holder consents to the assignment, not to be unreasonably withheld;

(b)	if it is a direct assignment, the assignee, the Royalty Holder and the Company have entered into a deed or other instrument (on terms satisfactory to the Royalty Holder) under which the assignee covenants to be bound by the terms and conditions of this Agreement (and if the assignment is for a partial interest, on a joint and several basis);

(c)	if it is a direct assignment, or if it is an indirect assignment for an interest equal to or greater than 50% in the Property (including by way of Change of Control), the assignee (or continuing corporation) is a Qualified Project Operator; and

(d)	the assignee (or continuing corporation) acquiring all or any interest in the Property (whether directly or indirectly) is not a Restricted Person.

If the Company has complied with this Section 10.3 in relation to an assignment of all of its interest in the Property, then the Company will not be liable to the Royalty Holder with respect to the assigned interest. If the Company has not complied with this Section 10.3 in relation to an assignment of all or any part of its interest in the Property, or if the Company only makes a partial assignment of its interest in the Property, then the Company will remain liable to the Royalty Holder with respect to the Royalty notwithstanding that, in the case of non-compliance, the assignment occurred and any such assignment will be void and ineffective as between the Royalty Holder and the Company; provided that the foregoing will not diminish or preclude any Claim that the Royalty Holder may have against the Company or any assignee.

10.4	Change of Control

For greater certainty, nothing in this Agreement will prevent or in any way restrict a Change of Control of Seabridge or the Royalty Holder.

11.	Confidentiality

11.1	Confidentiality

(a)	Subject to Section 11.1(b), each Party covenants with the other that it will keep confidential the terms of this Agreement and all information (whether in tangible, electronic or other form) provided or disclosed to a Party by reason of the operation of this Agreement, including any information regarding a Party’s Affiliates (“Confidential Information”).

(b)	Each Party undertakes that neither it, its Affiliates or their respective Personnel will, without the prior written consent of the other Party, disclose any Confidential Information to any third Person unless:

(i)	the disclosure is expressly permitted by this Agreement;

(ii)	subject to Section 11.1(c), the disclosure consists of information required to be disclosed under applicable Laws relating to disclosure by public companies in Canada or the United States of America;

(iii)	the information is already in the public domain (unless it entered the public domain because of a breach of this Section 11.1 by the Party);

(iv)	the disclosure is made on a confidential basis to the Party’s officers, employees, agents, financiers or professional advisers, and is necessary for the Party’s business and such Persons agree to keep the disclosure confidential in accordance with this Section 11.1;

(v)	the disclosure is necessary to comply with any applicable Law, or an order of a court or tribunal;

(vi)	subject to Section 11.1(c), the disclosure is necessary for a Party or its Affiliates to comply with a directive or request of any Governmental Body, securities regulator or stock exchange (whether or not having the force of law) so long as a responsible person in a similar position would comply;

(vii)	subject to Section 11.1(c), the disclosure is necessary or desirable to obtain an authorization from any Governmental Body, securities regulator or stock exchange;

(viii)	the disclosure is necessary in relation to any discovery of documents, or any proceedings before an arbitrator, court, tribunal, other Governmental Body, securities regulator or stock exchange; or

(ix)	the disclosure is made on a confidential basis to a prospective assignee, purchaser, acquiror or financier of the Party, or to any other person who proposes to enter into contractual relations with the Party and agrees to keep the disclosure confidential in accordance with this Section 11.1.

(c)	Before disclosing any Confidential Information publicly in accordance with Section 11.1(b)(ii) or to a Governmental Body or securities regulator in accordance with Sections 11.1(b)(vi) or 11.1(b)(vii), the disclosing Party must, to the extent permitted by applicable Law, provide the other Party with a draft of the proposed disclosure for its consideration and comment. The other Party will provide any comments promptly.

11.2	Announcements

The Parties shall jointly plan and co-ordinate, and shall cause their respective Affiliates to jointly plan and coordinate, any public notices, press releases, and any other publicity concerning the entering into of this Agreement and none of the Parties or its Affiliates shall act in this regard without reasonable prior consultation with the other Parties, unless such disclosure is required to meet timely disclosure obligations of such Parties or their Affiliates under Applicable Laws in circumstances where prior consultation with the other Parties is not practicable, and a copy of such disclosure shall be provided to the other Parties at such time as it is made publicly available.

11.3	Filing of Agreement

Each Party agrees that if a Party or any of its Affiliates is required to file a copy of this Agreement in any public registry, filing system or depository, including, in order to comply with applicable Law, it must notify the other Party of such requirement promptly and the Parties must consult with each other with respect to any proposed redactions to this Agreement in compliance with such applicable Laws before it is filed in any such registry, filing system or depository. The Royalty Holder acknowledges that a copy of this Agreement will be publicly filed by Seabridge under its profile at www.sedar.com and at www.sec.gov/edgar.shtml.

12.	Dispute Resolution

12.1	Disputes

Any dispute, controversy or claim in relation to this Agreement, including the existence, interpretation, validity, performance or breach of this Agreement or any matter arising under this Agreement, including whether any matter is subject to arbitration or this Section 12 (“Dispute”) must be resolved in accordance with the provisions of this Section 12.

12.2	Dispute Notices and Dispute Representatives

(a)	In the event of any Dispute between the Parties, a Party may give to the other Party a notice (“Dispute Notice”) specifying the Dispute and requiring its resolution under this Section 12.

(b)	If the Dispute is not resolved within ten (10) Business Days after a Dispute Notice is given to the other Party, then each Party must nominate one (1) representative from its senior management to resolve the Dispute (each, a “Dispute Representative”), who must negotiate using their respective commercially reasonable efforts to attain a resolution of the Dispute.

12.3	Arbitration

(a)	If a Dispute has not been resolved by the Dispute Representatives under Section 12.2(b) within ten (10) Business Days of the date of referral of the Dispute to the Dispute Representatives or such longer period of time as agreed, then a Party may, by notice to the other Party, submit the Dispute to arbitration for final resolution in accordance with the remaining provisions of this Section 12.

(b)	The Parties agree that:

(i)	any Dispute will be finally resolved by arbitration conducted in accordance with the then current Rules of Arbitration of the ICC (“ICC Rules”);

(ii)	the seat or legal place of the arbitration will be Vancouver, British Columbia, Canada and the language of the arbitration will be English;

(iii)	all arbitral proceedings will be private and confidential and may be attended only by the arbitrators, the Parties and their representatives, and witnesses to the extent they are testifying in the proceedings;

(iv)	any Dispute must be heard and determined by three (3) arbitrators and each Party must, within ten (10) Business Days after commencement of the arbitration, select one (1) person to act as arbitrator. The two (2) arbitrators so selected must, within five (5) Business Days of their appointment, select a third arbitrator who will serve as the chairperson of the arbitral panel;

(v)	each arbitrator must be a senior practicing lawyer and a disinterested person who has no connection with either Party or the performance of this Agreement and must be qualified by education, training and experience to hear and determine matters in the nature of the Dispute;

(vi)	if a Party fails to appoint an arbitrator as required under section 12.3(b)(iv), or if the arbitrators selected by the Parties are unable or fail to agree upon a third arbitrator within five (5) Business Days of their appointment, then that arbitrator will be selected and appointed in accordance with the ICC Rules;

(vii)	if an arbitrator dies, resigns, refuses to act, or becomes incapable of performing his or her functions as an arbitrator, then the ICC may declare a vacancy on the panel and the vacancy will be filled by the method by which that arbitrator was originally appointed;

(viii)	the arbitral panel may determine all questions of law and jurisdiction (including questions as to whether or not a Dispute is arbitrable) and all matters of procedure relating to the arbitration;

(ix)	any award or determination of the arbitral panel will be final and binding upon the Parties in respect of all matters relating to the arbitration, the procedure, the conduct of the Parties during the proceedings and the final determination of the issues in the arbitration; and

(x)	there will be no appeal from any award or determination of the arbitral panel to any court and judgment on any arbitral award may be entered in any court of competent jurisdiction.

(c)	No arbitration proceeding may be commenced under this Section 12 unless commenced within the time period permitted for actions by the applicable statute of limitations.

(d)	Notwithstanding the foregoing, either Party may apply to a court of competent jurisdiction for an interim measure of protection, or for any order for equitable relief explicitly provided for in this Agreement which the arbitrator does not have the jurisdiction to grant.

12.4	Performance of Obligations During Dispute

To the extent permitted by the nature of the Dispute, during the existence of any Dispute the Parties must continue to perform their respective obligations under this Agreement without prejudice to their position in respect of such Dispute, unless the Parties otherwise agree.

13.	Notice

13.1	Form of Notice

Any notice, consent, demand or other communication in relation to this Agreement (“Notice”) must be:

(a)	in writing;

(b)	delivered by hand or by prepaid, registered or certified mail or courier to the address, or if sent electronically as an attachment to an email to the email or other internet address for each Party.

13.2	Delivery

(a)	A Notice is effective:

(i)	if delivered by hand, on the date it is delivered to the addressee;

(ii)	in the case of delivery by mail, five (5) Business Days after the date of posting (if posted to an address in the same country) or ten (10) Business Days after the date of posting (if posted to an address in another country);

(iii)	if couriered, on the date on which the courier confirms delivery; or

(iv)	if sent electronically at the time which is 12 hours from the time the email was sent, unless a later time is specified in the Notice or a notification of a delivery failure is received by the sender.

(b)	A Notice received after 5pm. in the place of receipt is taken to be received on the next Business Day in the place of receipt.

(c)	An email does not itself constitute a Notice but a Notice may be transmitted as an attachment to an email.

13.3	Address for Notice

(a)	Each Party’s address and email address will be as specified below or as notified in writing from time to time to the other Party:

(i)	in the case of the Company:

Attention:	[●]

Address:	[●]

Email Address:	[●]

(ii)	in the case of the Royalty Holder:

Attention:	[●]

Address:	[●]

Email Address:	[●]

(b)	A Party may, from time to time, notify the other Party in writing of any change to its details in Section 13.3.

14.	Miscellaneous

14.1	Taxes

(a)	All payments of any kind made under this Agreement or document to be delivered hereunder by or on behalf of the Company shall be made free and clear and without any present or future deduction, withholding, charge, levy or imposition for or on account of any Taxes, except as required by applicable Laws. Subject to Section 14.1(c) below, all Taxes, if any, as are required by applicable Laws to be deducted, withheld, charged, levied, collected or imposed on any Person on or with respect to any such payment made by or on behalf of the Company shall be paid by the Company by paying to the Royalty Holder, in addition to such payment, such additional payment as is necessary to ensure that the net amount received by the Royalty Holder (net of any such Taxes, including any Taxes required to be deducted, withheld, charged, levied, collected or imposed on any such additional amounts) equals the full amount that the Royalty Holder would have received had no such deduction, withholding, charge, levy, collection or imposition been required.

(b)	Subject to Section 14.1(c), if the Royalty Holder or any Beneficial Owner becomes liable for any Taxes, other than Excluded Taxes, imposed on any payments under this Agreement, the Company shall indemnify the Royalty Holder or such Beneficial Owner for such Tax, and the indemnity payment shall be increased as necessary so that, after the imposition of any such Tax on the indemnity payment (including Tax in respect of any such increases in the indemnity payment), the Royalty Holder or such Beneficial Owner shall receive the full amount of such Taxes for which it is liable and are due and payable. Any indemnity payments for such Taxes shall be due and payable by the Company within five (5) Business Days of demand from the Royalty Holder. If reasonably requested by the Company, the Royalty Holder or such Beneficial Owner will use reasonable efforts to dispute the imposition or assertion of such Taxes by the relevant Governmental Body, all at the Company’s expense. A certificate as to the amount of such payment or liability delivered to the Company by the Royalty Holder shall be conclusive absent manifest error.

(c)	[***]t.

(d)	The parties agree to reasonably cooperate and the Royalty Holder agrees to assert such influence as it has over the Beneficial Owners to cooperate to (i) ensure that no more Taxes, duties or other charges are payable other than as required under applicable Law and (ii) obtain a refund or credit of any Taxes which have been overpaid.

(e)	Without limiting the provisions of Sections 14.1(a)and 14.1(b), the Company shall timely pay any Other Taxes to the relevant Governmental Body in accordance with applicable Law.

(f)	As soon as practicable after any payment of Taxes or Other Taxes by the Company to a Governmental Body pursuant to Section 14.1, the Company shall deliver to the Royalty Holder the original or a certified copy of a receipt issued by such Governmental Body evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Royalty Holder.

14.2	Governing Law

(a)	This Agreement is governed by the law in force in the Province of British Columbia and the law of Canada applicable in British Columbia, without regard to any conflict of laws or choice of laws rules or principles that would permit or require the application of the laws of any other jurisdiction.

(b)	Subject to Section 12, each Party irrevocably submits to the exclusive jurisdiction of the courts exercising jurisdiction in the Province of British Columbia and any court that may hear appeals from any of those courts for any proceeding in connection with this Agreement, subject only to the right to enforce a judgment obtained in any of those courts in any other jurisdiction.

14.3	Other Activities and Interests

This Agreement and the rights and obligations of the Parties under this Agreement are limited to the Property and the Project. Except as expressly provided in any other written agreement between the Parties with respect to the Property (and then only to the extent expressly provided in that other written agreement), each Party will have the free and unrestricted right to enter into, conduct and benefit from any and all business ventures of any kind whatsoever, whether or not competitive with the activities undertaken under this Agreement, without disclosing such activities to the other Party or inviting or allowing the other Party to participate in those activities including activities involving mineral claims or mineral leases adjoining the Property.

14.4	No Partnership

This Agreement is not intended to, and will be deemed not to, create any partnership between the Parties including a mining partnership or commercial partnership. The obligations and liabilities of the Parties will be several and not joint and neither Party will have or purport to have any authority to act for or to assume any obligations or responsibility on behalf of the other Party. Nothing in this Agreement will be deemed to constitute a Party the partner, agent or legal representative of the other Party or to create any fiduciary relationship between the Parties.

14.5	Consent

Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required will be conclusively deemed to have withheld its approval or consent.

14.6	Severability

If anything in this Agreement is unenforceable, illegal or void then it is severed and the rest of this Agreement remains in force. Where a provision of this Agreement is prohibited or unenforceable, the Parties must negotiate in good faith to replace the invalid provision by a provision which is in accordance with applicable Law and which must be as close as possible to the Parties’ original intent and appropriate consequential amendments (if any) will be made to this Agreement.

14.7	Compliance with National Instrument 43-101 and other Approved Standards

The Parties acknowledge that the Royalty Holder or Affiliates of the Royalty Holder are or may become subject to NI 43-101 or other Approved Standards. Upon written request by the Royalty Holder or an Affiliate of the Royalty Holder, the Company must:

(a)	provide to the Royalty Holder, at the Royalty Holder’s expense, any and all necessary technical data (including in respect of Mineral Resources and Mineral Reserves), documents or reports on the Property as are in the Company’s or its Affiliates’ possession or which are readily available to the Company or its Affiliates and which may be reasonably required by the Royalty Holder or its Affiliates to comply with the requirements of NI 43-101 or other Approved Standards;

(b)	grant access to the Property to the Royalty Holder, its Affiliates or any representative of the Royalty Holder or its Affiliates for personal inspection of the Property;

(c)	if reasonably requested by the Royalty Holder and in accordance with NI 43-101, include in any technical report prepared for the Company or its Affiliates in accordance with NI 43-101 or other Approved Standards, scientific and technical information that is material to the Royalty Holder or its Affiliates;

(d)	upon the request of the Royalty Holder, use commercially reasonable efforts to convince the author(s) of any report prepared for the Company or its Affiliates in accordance with NI 43-101 or other Approved Standards to provide, at the sole cost and expense of the Royalty Holder and subject to such terms and conditions as may be required by such author(s) or their employer(s), (i) a copy of such report to be addressed to the Royalty Holder or any of its Affiliates, (ii) the relevant certificates and consents of the author(s) required in connection with the filing of and reference to such report to be provided to the Royalty Holder or any of its Affiliates, and (iii) such other consents in connection with the use of or reliance upon such report by the Royalty Holder or any of its Affiliates from time to time in its public disclosure as may be required by the Royalty Holder; and

(e)	allow any report prepared for the Company or its Affiliates in accordance with NI 43-101 or other Approved Standards to be used by the Royalty Holder or its Affiliates in any technical report prepared for the Royalty Holder or its Affiliates, on condition that a “qualified person” (as such term is defined in NI 43-101 or its equivalent in other Approved Standards) engaged by the Royalty Holder is the author of the report prepared for the Royalty Holder or its Affiliates.

14.8	Replacement Product Prices

If the Average Silver Price specified in this Agreement ceases to exist, ceases to be published, or should no longer be internationally recognized as the basis for payment for the Product to which it relates then upon request by either Party, the Parties must promptly consult together in good faith with the view to agreeing on whatever modifications to the terms of this Agreement are necessary to make this Agreement again acceptable to both Parties and must do their utmost to come to a fair and reasonable agreement based upon another internationally recognized metal price quotation for use in international trade.

14.9	Entire Agreement

The Subscription Agreement, the Note and this Agreement constitute the entire agreement between the Parties in respect of its subject matter and supersedes all prior agreements, understandings and documents in respect of its subject matter (if any) made or given prior to the Execution Date.

14.10	Time of the Essence

Time is of the essence of this Agreement. If the Parties agree to vary a time requirement, then the time requirement so varied is of the essence of this Agreement. An agreement to vary a time requirement must be in writing.

14.11	Further Assurances

Each Party must promptly at its own cost do all things (including executing and if necessary delivering all documents) necessary or desirable to give full effect to this Agreement.

14.12	Amendment

An amendment or variation to this Agreement is not effective unless it is in writing and signed by the Parties.

14.13	Waiver

A Party’s failure or delay to exercise a power or right does not operate as a waiver of that power or right. The exercise of a power or right does not preclude either its exercise in the future or the exercise of any other power or right. A waiver is not effective unless it is in writing. Waiver of a power or right is effective only in respect of the specific instance to which it relates and for the specific purpose for which it is given.

14.14	Successors and Assigns

This Agreement will inure to the benefit of and be binding on the Parties and their respective successors and permitted assigns.

14.15	Counterparts

This Agreement may be executed in any number of counterparts. Each counterpart is an original but the counterparts together are one and the same agreement. This Agreement is binding on the Parties on the exchange of counterparts. A copy of a counterpart sent by electronic mail:

(a)	must be treated as an original counterpart;

(b)	is sufficient evidence of the execution of the original; and

(c)	may be produced in evidence for all purposes in place of the original.

14.16	Execution - Authorized Officer to Sign

Each person signing this Agreement as an authorized officer of a Party hereby represents and warrants that he or she is duly authorized to sign this Agreement for that Party and that this Agreement will, upon having been so executed, be binding on that Party in accordance with its terms.

[Execution Page Follows]

In Witness Whereof, the Parties have caused this Agreement to be executed and delivered as of the date first set forth above.

[KSM Mining ULC]

By:
Name:
Title:

[●]

By:
Name:
Title:

Schedule A - Description Of Property

The Property presently consists of 2 mining leases, 80 mineral claims and 17 placer claims as follows:

KSM Mining Leases, British Columbia

Lease #	Area (ha)	Map Number
1031440	6085	104B
1031441	5162	104B

KSM Mineral Claims, British Columbia

Claim #	Claim Name	Area (HA)	# of Cells	Map Number

705591	BJ GAP1	231.6166		104B
705592	BJ GAP2	160.4624		104B
394780	BJ 5	100		104B059
394781	BJ 6	100		104B059
394786	BJ 11	500		104B059
394787	BJ 12	500		104B059
394788	BJ 13	100		104B059
394789	BJ 13A	25		104B059
394790	BJ 14	100		104B059
394791	BJ 15	250		104B059
394794	BJ 18	300		104B059
683463		1246.5185		104B
683483		837.5991		104B
394808	BJ 31A	375		104B049
394809	BJ 32	150		104B049
394810	BJ 33	450		104B049

394811	BJ 34	150		104B049
394812	BJ 35	450		104B049
566467	BRIDGE1	445.8258	25	104A
566468	BRIDGE2	445.5733	25	104A
566469	BRIDGE3	427.7919	24	104A
566470	BRIDGE4	427.977	24	104A
566471	BRIDGE5	445.7336	25	104A
566472	BRIDGE6	445.5766	25	104A
566473	BRIDGE7	427.9217	24	104A
566474	BRIDGE8	427.7599	24	104A
566475	BRIDGE9	427.6131	24	104A
566476	BRIDGE10	445.5312	25	104A
566477	BRIDGE11	302.8823	17	104A
566478	BRIDGE12	427.4311	24	104A
566479	BRIDGE13	445.1533	25	104A
566481	BRIDGE14	445.0611	25	104A
566482	BRIDGE15	444.8427	25	104A
566484	BRIDGE16	444.5621	25	104A
566485	BRIDGE17	426.7283	24	104A
566487	BRIDGE18	444.7114	25	104A
566488	BRIDGE19	444.8346	25	104A
566489	BRIDGE20	444.969	25	104A
566490	BRIDGE21	427.2642	24	104A
566491	BRIDGE22	445.1671	25	104A
566492	BRIDGE23	427.3078	24	104A
566493	BRIDGE24	427.9239	24	104A
566494	BRIDGE25	427.9246	24	104A

566495	BRIDGE26	444.8785	25	104A
566496	BRIDGE27	391.3145	22	104B
566497	BRIDGE28	444.4573	25	104A
566567	BRIDGE29	427.4572	24	104A
571582	SEABEE1	408.8286	23	104A
571583	SEABEE2	373.1368	21	104A
571584	SEABEE3	444.068	25	104A
571585	SEABEE4	426.0832	24	104A
571586	SEABEE5	372.6392	21	104A
571587	SEABEE6	159.6419	9	104A
573813	SEABEE7	213.2634	12	104A
575633	SEA 1	445.1987	25	104A
575635	SEA 2	445.3012	25	104A
575636	SEA 3	445.4096	25	104A
575638	SEA 4	445.4484	25	104A
575639	SEA 5	445.3365	25	104A
575642	SEA 6	445.085	25	104A
575643	SEA 7	213.4398	12	104A
575645	SEA 8	427.0822	24	104A
575646	SEA 9	35.598	2	104A
603133	SEABEE 8	426.5614	24	104B
401548	TINA 1	500		104B070
401549	TINA 2	500		104B070
401550	TINA 3	500		104B070
401551	TINA 4	500		104B070
401552	TINA 5	500		104B070
401553	TINA 6	250		104B070

603134	SEABEE 9	53.3796	104B
1064020		53.41	104A
1064024		106.84	104A
1047928		17.79	104B
1044281		53.37	104B
1044111		71.12	104B
1044114		106.78	104B
1036269	KSM 1	53.41	104B
1036270	KSM 2	17.81	104B
509216		1267.43	104B

KSM Placer Claims, British Columbia

Claim #	Claim Name	Area (ha)	Map Number
986922	PL21	35.72	104B
986924	PL22	35.72	104B
986925	PL23	107.17	104B
541785	MITCHELL PLACER 3	178.5963	104B
542065	MITCHELL SULPHURETS JUNCT	71.4389	104B
543053	ADD-ON PLACER 2	17.8622	104B
543054	ADD-ON PLACER 3	17.8485	104B
558630	SOUTH SURPHURETS PLACER	71.4643	104B
575058	MITCHELL PLACER 1 & 2	499.76	104B
577710	2008 ADD-ON PLACER	17.8621	104B
577712	2008 ADD-ON PLACER 2	17.8602	104B
577715	2008 ADD-ON PLACER 3	17.8563	104B
577716	2008 ADD-ON PLACER 4	17.8563	104B
578100	SULPHURET CREEK PLACER 2	17.8622	104B
578154	LOWER SULPHURET CREEK	285.8178	104B
578160	LOWER SULPHURET CREEK	17.864	104B
583353	UNNAMED & ADD-ON PLACER 1	124.9903	104B

Schedule B - Map Of Property

[See attached.]

Bell II
Teigen Creek
Hodkin Lake
Unuk Lake
Kaypros Creek
Eskay Creek Mine Road
Eskay Creek Mine
Tom MacKay Lake
Bell-Irving River
37
Glacier Cr.
Treaty Creek
Gilbert Lake
Coulter Creek
Sulphurets Creek
South Unuk
Unuk River
Brucejack Mine
Brucejack Lake
Bowser Lake
1031441
1031440
KSM Project: Current Tenures
1:160,000
Municipalities
Other Mines
Other Roads
Highway 37
Mineral Claims MTO (Feb 22, 2022)
Placer Claims MTO (Feb 22, 2022)
Mineral Leases MTO (Feb 22, 2022)
Conditional Registration Reserve MTO (Feb 22, 2022)
KSM MINING ULC

Schedule C – [***]

[***]

C-1

Schedule D – Substantial Start Budget

[See attached.]

D-1

Appendix B

Substantial Start Budget

Area Desc	Description	2022 CDN$	Contingency
Camps	Bell 2 Lodging Cost	[Redacted: commercially sensitive.]
Camp 11 @ Marshalling Yard
Camp 3 for CCAR
Camp 5 @ Treaty
Camp 6 @ Saddle
Camp 9 @ Mitchell
Hodder Camp
KSM Exploration Camp
Camps Total
Construction Project Indirects	Avalanche Mitigation
Desktop IT support
Fiber Connectivity & Radio Comms
Shuttle service
Terrace Office
Onsite Geochem & Geotech Testing Lab
Construction Support Geotech Drilling
Medical Personnel & Facilities; Covid Testing
Owner’s Pickup Trucks
Construction Project Indirects Total
EPCM	Avalanche Mitigation
Engineering / Construction Documents
EPCM Estimate
Neil Brazier - FLT1
287 kV TNL Transmission Line
Project Services Software &Implementation
EPCM Total
FHOP	Glacier FHOP
Glacier FHOP revegetation
Treaty FHOP Design

Area Desc	Description	2022 CDN$	Contingency
FHOP Total
Helicopter	Heavy Lift Program
Heli Cost - Fully Operational & Managed
Operational Costs for East Heavy Lifted Equipment
Helicopter Total
Owner’s Team	Consultants
Owner’s Team Personnel Costs
Environmental Technicians
Owner’s Team Total
Permanent Access Roads	Bell Irving Bridge
CCAR
NTAR
Rock Quarries Geotech - Offsite
TCAR
Onsite Rock Quarries Identification
Powerline Access Eng
Permanent Access Roads Total
Permanent Electrical Power	BCH TCT Reclamation Bond
Capital Cost Contribution to BC Hydro for TCT Substation
Permanent Electrical Power Total
Temporary Power	Generator & Switchgear Purchase
Installation
Fuel Storage
Distribution
Temporary Power Total
TWTPs	SeleneX for Mitchell Valley Pilot Plant
TWTP4 at Saddle
TWTP6 at Mitchell
TWTP8 at Treaty
TWTPs Total
Grand Total		$137,173,459	$12,825,541

SCHEDULE “C”

CONTINGENT RIGHT CERTIFICATE

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [●], 2022.

The COMMON SHARES UNDERLYING THE securities represented by this certificate are listed on the Toronto Stock Exchange (“TSX”); however, the said COMMON SHARES cannot be traded through the facilities of TSX since they are not freely transferable, and consequently any certificate representing such securities is not “good delivery” in settlement of transactions on TSX.

UNTIL 40 CALENDAR DAYS AFTER THE LATER OF THE DAY ON WHICH THE CONTINGENT RIGHT IS FIRST OFFERED TO PERSONS OTHER THAN DISTRIBUTORS (AS DEFINED IN REGULATION S (“REGULATION S”) UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”)) AND THE DATE OF THE CLOSING OF THE OFFERING OF THE CONTINGENT RIGHT, AN OFFER OR SALE OF THE CONTINGENT RIGHT WITHIN THE UNITED STATES MAY VIOLATE THE REGISTRATION REQUIREMENT OF THE U.S. SECURITIES ACT.

THIS CONTINGENT RIGHT HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OR OTHER SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THIS CONTINGENT RIGHT MAY NOT BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED UNLESS THE TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENT OF THE U.S. SECURITIES ACT.

THE HOLDER OF THIS CONTINGENT RIGHT BY ITS ACCEPTANCE HEREOF: (1) REPRESENTS THAT IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS CONTINGENT RIGHT IN AN OFFSHORE TRANSACTION PURSUANT TO REGULATION S, FOR ITS OWN ACCOUNT AND NOT WITH A VIEW TO ANY RESALE OR DISTRIBUTION OF THIS CONTINGENT RIGHT IN VIOLATION OF U.S. FEDERAL OR STATE SECURITIES LAWS; (2) AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES THAT IT WILL NOT PRIOR TO THE DATE WHICH IS 40 CALENDAR DAYS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF OR THE LAST DAY ON WHICH SEABRIDGE GOLD INC. (THE “COMPANY”) OR ANY AFFILIATE OF THE COMPANY WERE THE OWNERS OF THIS CONTINGENT RIGHT, OFFER, SELL OR OTHERWISE TRANSFER THIS CONTINGENT RIGHT EXCEPT: (A) TO THE COMPANY, (B) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S OR (C) PURSUANT TO ANY OTHER AVAILABLE EXEMPT OR EXCLUSION FROM THE REGISTRATION REQUIREMENT OF THE U.S. SECURITIES ACT; AND (3) AGREES THAT DURING SUCH PERIOD THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS CONTINGENT RIGHT IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND; PROVIDED THAT THE COMPANY, THE REGISTRAR AND THE TRANSFER AGENT SHALL HAVE THE RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO SUBCLAUSE (B) PRIOR TO THE END OF THE 40 CALENDAR DAY DISTRIBUTION COMPLIANCE PERIOD WITHIN THE MEANING OF REGULATION S TO REQUIRE THAT AN OPINION OF COUNSEL, CERTIFICATIONS AND/OR OTHER INFORMATION REASONABLY SATISFACTORY TO THE COMPANY, THE REGISTRAR AND THE TRANSFER AGENT IS COMPLETED AND DELIVERED BY THE TRANSFEROR. AS USED HEREIN, THE TERMS OFFSHORE TRANSACTION, UNITED STATES AND U.S. PERSON HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S.

THIS CONTINGENT RIGHT MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (I) AS PART OF ITS DISTRIBUTION AT ANY TIME OR (II) OTHERWISE UNTIL 40 DAYS AFTER THE LATER OF THE DATE OF THE COMMENCEMENT OF THE OFFERING AND THE DATE OF ORIGINAL ISSUANCE, EXCEPT IN EITHER CASE IN ACCORDANCE WITH AN EXEMPTION UNDER THE SECURITIES ACT.

CONTINGENT RIGHT CERTIFICATE

SEABRIDGE GOLD INC.
(the “Company”)

Reference is made to the Subscription Agreement (the “Agreement”) between Sprott Private Resource Streaming and Royalty (B) Corp. (“Sprott”), the Company and KSM Mining ULC dated February 25, 2022 and the Secured Note of KSM Mining ULC (the “Note”) issued under the Agreement.

This certificate (the “Contingent Right Certificate”) is to certify that pursuant to Section 4.1 of the Agreement, for value received, Sprott (the “Holder”) is the holder of a contingent right (the “Contingent Right”) to be issued, from time to time, certain common shares of the Company (the “Common Shares”), for no additional consideration, only if and after the Company’s subsidiary, KSM Mining ULC, elects to deliver to the Holder a Share Payment Election in accordance with Section 2.3(b) of the Note under the Agreement and only to receive that number of Common Shares specified in each such Share Payment Election on the applicable payment date.

The holding of this Contingent Right Certificate or the Contingent Right represented hereby does not constitute the Holder a shareholder of the Company.

The transfer and/or assignment of this Contingent Right Certificate is subject to all requisite approvals, applicable law and the policies of any applicable stock exchange. In addition, the Holder must only transfer and/or assign this Contingent Right Certificate or the Contingent Right together with the transfer and/or assignment of the Note and as permitted by the Note.

Any Common Shares issued pursuant to this Contingent Right Certificate and the Note prior to [●], 2022 will bear the following legends:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [●], 2022”

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.”

Any Common Shares issued pursuant to this Contingent Right Certificate to a person in the “United States” or to a “U.S. person,” as such terms are defined in Regulation S promulgated under the United States Securities Act of 1933, as amended, may be required to bear the following legend (as may be reasonably determined by counsel to Seabridge):

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT), OR U.S. STATE SECURITIES LAWS, BY PURCHASING OR OTHERWISE HOLDING SUCH SECURITIES, THE HOLDER AGREES FOR THE BENEFIT OF SEABRIDGE GOLD INC. (THE “CORPORATION”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION; OR (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; OR (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENT UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144A THEREUNDER, IF AVAILABLE, OR (II) RULE 144 THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS; OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(II) OR (D) ABOVE (OR (B) IF REQUIRED BY THE TRANSFER AGENT), THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE OF EXEMPTION OR EXCLUSION, EACH CASE REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

If any one or more of the provisions or parts thereof contained in this Contingent Right Certificate should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom.

The Holder acknowledges that the Company will be required to provide to the applicable securities regulatory authorities the identity and other personal information of the Holder and its principals and the Holder hereby agrees thereto on its behalf and on behalf of its principals.

Subject to the approval of each applicable stock exchange, the provisions of this Contingent Right Certificate and the Contingent Right evidenced hereby may from time to time be amended, modified or waived, if such amendment, modification or waiver is in writing and consented to in writing by the Company and the Holder.

This Contingent Right Certificate shall automatically terminate upon the termination of the Note.

Time will be of the essence hereof.

This Contingent Right Certificate will be subject to, governed by and construed in accordance with the laws of the Province of British Columbia.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Contingent Right Certificate to be signed as of February [●], 2022.

SEABRIDGE GOLD INC.

Per:
Authorized Signing Officer

C-4